                                                                  File 333-14439
                                                                  Rule 424(b)(3)


                        COMMUNITY FIRST BANKSHARES, INC.
                                 520 Main Avenue
                         Fargo, North Dakota 58124-0001

                                                              November 11, 1996

Dear Stockholder:

     You are cordially invited to attend a Special Meeting of Stockholders of Community First Bankshares, Inc. ("CFB") to be held on December 17, 1996, at 10:00 a.m., local time, at the Radisson Plaza Hotel, 35 South Seventh Street, Minneapolis, Minnesota.

     The Special Meeting has been called to consider and vote upon two proposals. The first proposal is to approve the Agreement and Plan of Reorganization between CFB and Mountain Parks Financial Corp. ("Mountain Parks"), dated as of June 25, 1996 (the "Merger Agreement"), and the merger of Mountain Parks with and into CFB under the terms of the Merger Agreement (the "Merger"). If the Merger Agreement is consummated, each outstanding share of Mountain Parks Common Stock will be converted into 1.275 shares of CFB Common Stock, par value $.01 per share ("CFB Common Stock"). In the Merger, CFB will issue approximately 5.2 million shares of CFB Common Stock to holders of Mountain Parks Common Stock. No fractional shares will be issued in the Merger. Cash will be paid to holders of Mountain Parks Common Stock in lieu of issuance of fractional shares.

     The accompanying Joint Proxy Statement-Prospectus is a proxy statement for both the Special Meeting of CFB stockholders and for a special meeting of Mountain Parks stockholders. The Joint Proxy Statement-Prospectus and the copy of the Merger Agreement attached as Appendix A describe the proposed Merger more fully and include detailed information about CFB and Mountain Parks. Please read this information carefully before voting on the proposed Merger. To take effect, the Merger Agreement must be approved by the holders of a majority of the outstanding shares of CFB Common Stock and of Mountain Parks Common Stock.

     The second proposal is to increase the number of authorized shares of CFB Common Stock from 20,000,000 to 30,000,000 shares. The number of authorized shares of CFB's preferred stock, $.01 par value per share ("CFB Preferred Stock"), will remain at 2,000,000 shares. At November 4, 1996, CFB had approximately 12.0 million shares of CFB Common Stock issued and outstanding (net of treasury shares) and approximately 1.9 million shares reserved for issuance under CFB's outstanding stock options or upon conversion of CFB Preferred Stock. Following the issuance of the CFB Common Stock in the Merger, without the proposed increase in the authorized shares of CFB Common Stock, only approximately 829,000 shares of CFB Common Stock would remain available for future issuance. This is less than the number of shares remaining available under CFB's stock option plans for future grants. Consequently, the Board has concluded that CFB should seek stockholder approval to amend the Certificate of Incorporation to increase the number of authorized shares of CFB Common Stock from 20,000,000 shares to 30,000,000. The Board believes that such increase would give CFB greater ability to utilize CFB Common Stock in connection with raising additional capital, expanding its business through acquisitions and for other general purposes.

     AFTER CAREFUL CONSIDERATION OF THE TERMS OF THE PROPOSED MERGER AND OF THE INCREASE IN AUTHORIZED SHARES OF CFB COMMON STOCK, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY CONCLUDED THAT THE ACQUISITION OF MOUNTAIN PARKS AND THE INCREASE IN AUTHORIZED SHARES OF CFB COMMON STOCK ARE IN THE BEST INTERESTS OF CFB'S STOCKHOLDERS AND RECOMMENDS THAT YOU VOTE IN FAVOR OF THE PROPOSALS.

     We hope that you will be able to attend the Special Meeting. Whether or not you plan to attend, we urge you to COMPLETE, SIGN, DATE AND RETURN the accompanying proxy card in the enclosed business reply envelope to make certain that your shares will be represented at the Special Meeting. If you decide to attend the Special Meeting and wish to vote your shares personally, you may revoke your proxy at any time.

                              Sincerely,


                              Donald R. Mengedoth
                              PRESIDENT AND CHIEF EXECUTIVE OFFICER

                         MOUNTAIN PARKS FINANCIAL CORP.
                                6565 Evans Avenue
                                    Suite 202
                                Denver, CO 80225

                                                              November 11, 1996
Dear Stockholder:

     You are cordially invited to attend a Special Meeting of Stockholders of Mountain Parks Financial Corp. ("Mountain Parks") to be held on December 17, 1996, at 9:00 a.m., local time, at the Embassy Suites, 7525 East Hampden, Denver, Colorado 80231.

     The purpose of the meeting is to seek your approval of the Agreement and Plan of Reorganization between Mountain Parks and Community First Bankshares, Inc. ("CFB") dated as of June 25, 1996 (the "Merger Agreement") and the merger of Mountain Parks with and into CFB under the terms of the Merger Agreement (the "Merger"). If the Merger is consummated, each outstanding share of Common Stock, $.001 par value, of Mountain Parks ("Mountain Parks Common Stock") will be converted into 1.275 shares of Common Stock, par value $.01 per share, of CFB ("CFB Common Stock"). No fractional shares will be issued in the Merger. Cash will be paid in lieu of issuance of fractional shares.

     The accompanying Joint Proxy Statement-Prospectus is a proxy statement for both the Special Meeting of Mountain Parks and for a special meeting of CFB stockholders, as well as a prospectus describing the shares of CFB Common Stock to be issued in the Merger. The Joint Proxy Statement-Prospectus and the copy of the Merger Agreement attached as Appendix A describe the proposed Merger more fully and include detailed information about Mountain Parks and CFB. Please read this information carefully before voting on the proposed Merger. To take effect, the Merger Agreement must be approved by the holders of a majority of the outstanding shares of Mountain Parks Common Stock and of CFB Common Stock.

     AFTER CAREFUL CONSIDERATION OF THE TERMS OF THE PROPOSED MERGER, YOUR BOARD OF DIRECTORS HAS CONCLUDED THAT THE ACQUISITION OF MOUNTAIN PARKS BY CFB IS IN THE BEST INTERESTS OF MOUNTAIN PARKS AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF THIS MATTER.

     Your Board believes that the Merger will, among other things, give Mountain Parks stockholders a fair price for their Mountain Parks Common Stock and the opportunity to convert their shares of Mountain Parks Common Stock on a tax-free basis into shares in a larger, more diversified enterprise engaged in the banking business in our region. The Board has received the opinion of its financial advisor, Piper Jaffray Inc., as to the fairness, from a financial point of view, of the consideration proposed to be paid to the Mountain Parks stockholders in the Merger. CFB Common Stock is traded in the over-the-counter market on the Nasdaq National Market. If you are not an executive officer, director or significant stockholder of Mountain Parks, your shares of CFB Common Stock will be freely tradable upon the consummation of the Merger.

     You should consult your own tax advisor concerning the federal income tax consequences and any applicable foreign, state, local or other tax consequences of the Merger.

     We hope that you will be able to attend the Special Meeting. Whether or not you plan to attend, we urge you to COMPLETE, SIGN, DATE AND RETURN the accompanying proxy card to make certain that your shares will be represented at the Special Meeting. If you decide to attend the Special Meeting and wish to vote your shares personally, you may revoke your proxy at any time.

                                        Sincerely,


                                        Dennis M. Mathisen
                                        PRESIDENT

                        COMMUNITY FIRST BANKSHARES, INC.
                                 520 Main Avenue
                         Fargo, North Dakota 58124-0001
                                 (701) 298-5600


                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD DECEMBER 17, 1996


     NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Community First Bankshares, Inc. ("CFB") will be held on December 17, 1996, at 10:00 a.m., local time, at the Radisson Plaza Hotel, 35 South Seventh Street, Minneapolis, Minnesota, for the following purposes:

     1. To consider and act upon a proposal to approve the Agreement and Plan of Reorganization dated as of June 25, 1996 (the "Merger Agreement") between CFB and Mountain Parks Financial Corp. ("Mountain Parks"), a copy of which is attached to the accompanying Joint Proxy Statement-Prospectus as Appendix A, pursuant to which Mountain Parks will be merged with and into CFB (the "Merger"). Upon consummation of the Merger, each outstanding share of Mountain Parks Common Stock will be converted into 1.275 shares of CFB Common Stock, par value $.01 per share ("CFB Common Stock"). Cash will be paid to holders of Mountain Parks Common Stock in lieu of issuance of fractional shares.

     2. To consider and vote upon a proposal to amend CFB's Certificate of Incorporation to increase the number of authorized shares of CFB Common Stock from 20,000,000 shares to 30,000,000 shares.

     3. To transact such other business as may properly come before the Special Meeting or any adjournment thereof.

     Only holders of record of outstanding shares of CFB Common Stock at the close of business on November 8, 1996 will be entitled to notice of, and to vote at, the Special Meeting or any adjournment thereof. Prior to the actual voting thereof, a proxy may be revoked by the person executing such proxy by filing with the Secretary of CFB an instrument of revocation, by a duly executed proxy bearing a later date, or by voting in person at the Special Meeting.

                              By Order of the Board of Directors


                              Mark A. Anderson
                              SECRETARY

Fargo, North Dakota
November 11, 1996



YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

                         MOUNTAIN PARKS FINANCIAL CORP.
                             6565 East Evans Avenue
                                    Suite 202
                                Denver, CO 80225
                                 (303) 758-5695

                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD DECEMBER 17, 1996

     NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Mountain Parks Financial Corp. ("Mountain Parks") will be held on December 17, 1996, at 9:00 a.m., local time, at the Embassy Suites, 7525 East Hampden, Denver, Colorado 80231, for the following purposes:

     1. To consider and act upon a proposal to approve the Agreement and Plan of Reorganization dated as of June 25, 1996 (the "Merger Agreement") between Mountain Parks and Community First Bankshares, Inc. ("CFB"), a copy of which is attached to the accompanying Joint Proxy Statement-Prospectus as Appendix A, pursuant to which Mountain Parks will be merged with and into CFB (the "Merger"). Upon consummation of the Merger, each outstanding share of Common Stock, $.001 par value, of Mountain Parks ("Mountain Parks Common Stock") will be converted into 1.275 shares of CFB Common Stock; and

     2. To transact such other business as may properly come before the Special Meeting or any adjournment thereof.

     The affirmative vote of a majority of the outstanding shares of Mountain Parks Common Stock is required to approve the Merger Agreement.

     Only holders of record of outstanding shares of Mountain Parks Common Stock at the close of business on November 8, 1996 will be entitled to notice of, and to vote at, the Special Meeting or any adjournment thereof. Stockholders will be able to revoke their proxies by submitting a substitute proxy bearing a later date or by attending the meeting, revoking their proxy and voting in person.

                              By Order of the Board of Directors



Denver, CO                         Robert A. Hammond, Sr.
November 11, 1996                  SECRETARY


YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THE PROXY CARD. IF THE MERGER IS CONSUMMATED, MOUNTAIN PARKS STOCKHOLDERS WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR STOCK CERTIFICATES.

                        JOINT PROXY STATEMENT-PROSPECTUS
                              --------------------

                   JOINT PROXY STATEMENT FOR SPECIAL MEETINGS
                                       OF
                        STOCKHOLDERS OF COMMUNITY FIRST
                                BANKSHARES, INC.
                         TO BE HELD DECEMBER 17, 1996
                                     AND OF
                 STOCKHOLDERS OF MOUNTAIN PARKS FINANCIAL CORP.
                        TO BE HELD DECEMBER 17, 1996

                              --------------------

                 PROSPECTUS OF COMMUNITY FIRST BANKSHARES, INC.

     This Joint Proxy Statement-Prospectus constitutes the Joint Proxy Statement of Community First Bankshares, Inc. ("CFB") and Mountain Parks Financial Corp. ("Mountain Parks") to be used in soliciting proxies of CFB stockholders and of Mountain Parks stockholders in connection with the separate Special Meetings of Stockholders of CFB and of Mountain Parks each to be held on December 17, 1996. CFB has filed a Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), covering a maximum of 5,170,828 shares of CFB Common Stock, par value $.01 per share ("CFB Common Stock"), to be issued in the merger (the "Merger") of Mountain Parks with and into CFB.

     This Joint Proxy Statement-Prospectus also constitutes the Prospectus of CFB with respect to such shares of CFB Common Stock. When the Merger becomes effective, each outstanding share of Mountain Parks Common Stock, $.001 par value ("Mountain Parks Common Stock"), will be converted into 1.275 shares of CFB Common Stock (the "Exchange Rate"), and cash will be paid in lieu of issuance of fractional shares (cumulatively, the "Merger Consideration"). See "The Merger - Conversion of Mountain Parks Common Stock."

     The outstanding shares of CFB Common Stock are and the shares of CFB Common Stock offered hereby will be traded on the Nasdaq National Market. The last reported sale prices of CFB Common Stock and Mountain Parks Common Stock on the Nasdaq National Market on November 1, 1996 were $25.00 and $30.625 per share, respectively.

     This Joint Proxy Statement-Prospectus and forms of proxy are first being mailed to stockholders of Mountain Parks and CFB on or about November 13, 1996. The cost of the solicitation of proxies will be borne by CFB. In addition to this solicitation, CFB and Mountain Parks' directors, officers and employees may solicit proxies from stockholders of their respective companies by telephone or other means of communication. CFB and Mountain Parks' directors, officers and employees will not receive additional compensation for aiding in the solicitation.

     THE CFB COMMON STOCK TO BE ISSUED PURSUANT TO THE MERGER AND RECEIVED BY MOUNTAIN PARKS STOCKHOLDERS INVOLVES CERTAIN RISKS. SEE "SPECIAL CONSIDERATIONS REGARDING CFB."

     THE SECURITIES TO BE ISSUED PURSUANT TO THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT-PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              ---------------------

     The date of this Joint Proxy Statement-Prospectus is November 11, 1996.

                              AVAILABLE INFORMATION

     CFB has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the offering of CFB Common Stock to be issued in connection with the Merger, and this Joint Proxy Statement-Prospectus constitutes a prospectus of CFB filed as part of the Registration Statement. This Joint Proxy Statement-Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission.

     CFB and Mountain Parks are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by CFB and Mountain Parks can be inspected and copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. The Commission also maintains a Web site (http://www.sec.gov) at which reports, proxy and information statements and other information regarding CFB and Mountain Parks may be accessed. In addition, such reports, proxy statements and other information can also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     No person is authorized to give any information or make any representation not contained in this Joint Proxy Statement-Prospectus and if given or made,
such information or representation should not be relied upon.   This Joint Proxy
Statement-Prospectus shall not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which it would be unlawful to make such offer or solicitation. Neither the delivery of this Joint Proxy Statement-Prospectus at any time, nor any offer or solicitation made hereunder, shall under any circumstances imply that the information set forth herein is correct as of any time subsequent to its date.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by CFB and Mountain Parks with the Commission are incorporated by reference in this Joint Proxy Statement-Prospectus:

     (i)       CFB's Annual Report on Form 10-K for the year ended December 31,
               1995;
     (ii) The description of CFB's securities set forth in CFB's Form 8-A Registration Statement filed with the Commission on April 7, 1994 and amended on September 19, 1994 and in CFB's Form 8-A Registration Statement filed with the Commission on January 9, 1995;
     (iii) CFB's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1996;
     (iv) CFB's Current Report on Form 8-K filed with the Commission on October 18, 1996;
     (v) Mountain Parks' Annual Report on Form 10-KSB for the year ended December 31, 1995;
     (vi) Mountain Parks' Quarterly Reports on Form 10-QSB for the quarters ended March 31 and June 30, 1996.

     All documents filed by CFB and Mountain Parks pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Joint Proxy Statement-Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Joint Proxy Statement-Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement-Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Joint Proxy Statement-Prospectus, except as so modified or superseded.

     THIS JOINT PROXY STATEMENT-PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM: (i) IN THE CASE OF CFB, MARK A. ANDERSON, SECRETARY, COMMUNITY FIRST BANKSHARES, INC., 520 MAIN AVENUE, FARGO, NORTH DAKOTA 58124-0001; TELEPHONE (701) 298-5600; AND (ii) IN THE CASE OF MOUNTAIN PARKS, JAMES R. KRUMM, 6565 EAST EVANS AVENUE, SUITE 202, DENVER, CO 80225; TELEPHONE (303) 758-5509. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY December 9, 1996.

                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----


Available Information. . . . . . . . . . . . . . . . . . . . . . . . . .      2
Incorporation of Certain Information by Reference. . . . . . . . . . . .      2
Summary. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      4
Special Considerations Regarding CFB . . . . . . . . . . . . . . . . . .     19
Pending and Recent Acquisitions by CFB . . . . . . . . . . . . . . . . .     21
General Information. . . . . . . . . . . . . . . . . . . . . . . . . . .     22
     Purpose of the Special Meetings . . . . . . . . . . . . . . . . . .     22
     Vote Required; Shares Entitled to Vote. . . . . . . . . . . . . . .     22
     Voting and Revocation of the Proxies. . . . . . . . . . . . . . . .     22
     Solicitation of Proxies . . . . . . . . . . . . . . . . . . . . . .     23
Market Prices and Dividend Policy. . . . . . . . . . . . . . . . . . . .     23
Proposal One For CFB and Mountain Parks Stockholders - Approval of the Merger
Agreement. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     25
The Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     25
     General . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     25
     Background of the Merger. . . . . . . . . . . . . . . . . . . . . .     25
     Reasons for the Merger. . . . . . . . . . . . . . . . . . . . . . .     26
     Opinion of CFB's Financial Advisor. . . . . . . . . . . . . . . . .     27
     Opinion of Mountain Parks' Financial Advisor. . . . . . . . . . . .     29
     Effective Time of the Merger. . . . . . . . . . . . . . . . . . . .     33
     Consequences of the Merger. . . . . . . . . . . . . . . . . . . . .     33
     Conversion of Mountain Parks Common Stock . . . . . . . . . . . . .     34
     Delivery of CFB Common Stock. . . . . . . . . . . . . . . . . . . .     34
     Certain Federal Income Tax Consequences . . . . . . . . . . . . . .     35
     No Appraisal Rights . . . . . . . . . . . . . . . . . . . . . . . .     36
     Representations and Warranties. . . . . . . . . . . . . . . . . . .     36
     Covenants; Conduct of Mountain Parks Business Pending the Merger. .     36
     Regulatory Approvals; Conditions to the Merger. . . . . . . . . . .     38
     Amendment; Waiver; Termination. . . . . . . . . . . . . . . . . . .     40
     Effect on Mountain Parks Employee Benefit Plans . . . . . . . . . .     41
     Expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     41
     Accounting Treatment. . . . . . . . . . . . . . . . . . . . . . . .     42
     Interests of Certain Persons; Certain Transactions. . . . . . . . .     42
     Shareholder Agreements. . . . . . . . . . . . . . . . . . . . . . .     44
     Resale of CFB Common Stock. . . . . . . . . . . . . . . . . . . . .     44
Unaudited Pro Forma Combined Financial Information . . . . . . . . . . .     46
Comparison of Stockholder Rights . . . . . . . . . . . . . . . . . . . .     52
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     54
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     54
Proposal Two For CFB Stockholders - Amendment to Certificate of
Incorporation. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     55
Appendices:
  Appendix A:  Agreement and Plan of Merger dated as of
               June 25, 1996 between Mountain Parks and CFB
  Appendix B:  Opinion of The Chicago Corporation
  Appendix C:  Opinion of Piper Jaffray Inc.

                                     SUMMARY

     THE FOLLOWING IS A BRIEF SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS JOINT PROXY STATEMENT-PROSPECTUS. REFERENCE IS MADE TO, AND THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS CONTAINED IN THIS JOINT PROXY STATEMENT-PROSPECTUS, THE APPENDICES HERETO AND DOCUMENTS INCORPORATED BY REFERENCE HEREIN.

PARTIES TO THE MERGER:

Community First
Bankshares, Inc. . . . . . . . . .      Community First Bankshares, Inc., a
                                        Delaware corporation ("CFB"), is a
                                        multi-bank holding company that as of
                                        December 31, 1995 operated banks and
                                        bank branches (the "CFB Banks") in 63
                                        communities in Colorado, Iowa,
                                        Minnesota, Nebraska, North Dakota, South
                                        Dakota and Wisconsin, and which had
                                        total assets as of December 31, 1995 of
                                        approximately $2.3 billion.  CFB
                                        operates community banks that provide a
                                        full range of commercial and consumer
                                        banking services primarily to
                                        individuals and businesses in small and
                                        medium-sized communities and the
                                        surrounding market areas. CFB's primary strategy is to operate and continue to acquire banks with approximately $20 million to $150 million in assets primarily in selected communities with populations between 3,000 and 50,000 in its key target acquisition states of Colorado, Iowa, Kansas, Minnesota,
                                        Montana, Nebraska, North Dakota, South
                                        Dakota, Wisconsin, and Wyoming, and
                                        additionally in the adjacent states of
                                        Idaho, Illinois, Missouri, New Mexico,
                                        Oklahoma and Utah (this sixteen state
                                        area is collectively referred to as the
                                        "Acquisition Area").  Such communities
                                        are believed to provide CFB with a
                                        stable, relatively low-cost deposit
                                        base.

                                        CFB provides the CFB Banks with the
                                        advantages of affiliation with a multi-
                                        bank holding company, such as data
                                        processing services, credit policy
                                        formulation and review, investment
                                        management and specialized staff
                                        support, while granting substantial
                                        autonomy to managers of the CFB Banks
                                        with respect to day-to-day operations,
                                        customer service decisions and
                                        marketing. The CFB Banks are encouraged to participate in community activities, support local charities and community development, and otherwise to serve their communities.

                                        CFB's principal executive offices are
                                        located at 520 Main Avenue, Fargo, North
                                        Dakota 58124-0001 and its telephone
                                        number is (701) 298-5600.

Mountain Parks Financial Corp. . .      Mountain Parks Financial Corp., a
                                        Delaware corporation ("Mountain Parks"), is a bank holding company that operates a Colorado state chartered bank with full service commercial banking facilities in 17 Colorado communities
                                        (the bank and its branches are referred
                                        to as the "Mountain Parks Banks").  At
                                        December 31, 1995, Mountain Parks had
                                        total assets of $443 million.  The
                                        Mountain Parks Banks are located in
                                        winter ski and summer recreational areas in the Colorado mountains (Breckenridge,
                                        Fairplay, Frisco, Kremmling, Granby,
                                        Grand Lake and Silverthorne) and in the
                                        greater Denver/Boulder metropolitan area
                                        (Aurora, Boulder, Conifer, Denver,
                                        Elizabeth, Englewood, Evergreen, Kiowa,
                                        Louisville and Parker).  Mountain Parks
                                        has grown primarily through
                                        acquisitions.  The various institutions
                                        acquired have recently been consolidated into a single bank in order to minimize expenses.

                                        The Mountain Parks Banks offer a full
                                        range of commercial and consumer banking services. Mountain Parks emphasizes serving the needs and catering to the economic strengths of the local communities in which its banks are located. Its primary lending focus has been on commercial loans, real estate mortgage loans, residential real estate construction loans and, to a lesser extent, consumer loans. Its operating strategy is to provide a high level of personal and professional commercial service and to promote employee participation in community affairs in order to build long-term relationships with established businesses and individual customers in its market areas.

                                        In addition to its commercial banks,
                                        Mountain Parks owns an 85% interest in a mortgage company which originates sub-prime residential mortgages in Arizona, Colorado, Minnesota and Wisconsin. It also operates a consumer finance company that focuses on the development of various financial products through the purchase and origination of consumer installment contracts, such as sub-prime auto contracts.

                                        Mountain Parks' principal executive
                                        offices are located at 6565 East Evans
                                        Avenue, Denver, Colorado 80224 and its
                                        telephone number is (303) 758-5509.

SPECIAL MEETING OF CFB STOCKHOLDERS:

Time and Date. . . . . . . . . . .      10:00 a.m., local time, on December 17,
                                        1996.

Place  . . . . . . . . . . . . . .      Embassy Suites, 7525 East Hampden,
                                        Denver, Colorado 80231

Purpose of Special Meeting . . . .      To consider and vote upon two proposals.
                                        The first proposal is to approve the
                                        Agreement and Plan of Reorganization
                                        between CFB and Mountain Parks dated as
                                        of June 25, 1996 (the "Merger
                                        Agreement") attached hereto as Appendix
                                        A, which provides for the merger of
                                        Mountain Parks with and into CFB (the
                                        "Merger").  Other terms and provisions
                                        related to the Merger are set forth in
                                        the Merger Agreement and are summarized
                                        in part in this Joint Proxy Statement-
                                        Prospectus.  See "The Merger."  The
                                        second proposal is to amend the CFB
                                        Certificate of Incorporation to increase the number of authorized shares of CFB
                                        Common Stock from 20,000,000 shares to
                                        30,000,000 shares (the "Amendment").
                                        See "Proposal Two For CFB Shareholders -
                                        Amendment to Certificate of
                                        Incorporation."

Required Vote For the
Merger; Record Date. . . . . . . .      Only holders of record of shares of CFB
                                        Common Stock outstanding as of the close of business on November 8, 1996 (the
                                        "Record Date") are entitled to notice of and to vote at the CFB Special Meeting.
                                        Approval of the Merger and the Amendment will require the affirmative vote of a majority of the shares of CFB Common
                                        Stock outstanding as of the close of
                                        business on the Record Date.  See
                                        "General Information - Vote Required;
                                        Shares Entitled to Vote."

Opinion of CFB's Financial Advisor
Regarding the Merger . . . . . . .      CFB's financial advisor, The Chicago
                                        Corporation, has rendered an opinion to
                                        the Board of Directors of CFB that the
                                        terms of the Merger Agreement are fair
                                        to the CFB stockholders from a financial point of view. See "The Merger -
                                        Opinion of CFB's Financial Advisor" and
                                        the opinion of The Chicago Corporation
                                        attached hereto as Appendix B.

Board Recommendation . . . . . . .      THE BOARD OF DIRECTORS OF CFB
                                        UNANIMOUSLY RECOMMENDS APPROVAL OF THE
                                        MERGER AND THE AMENDMENT.

SPECIAL MEETING OF MOUNTAIN PARKS STOCKHOLDERS:

Time and Date. . . . . . . . . . .      9:00 a.m., local time, on December 17,
                                        1996.

Place. . . . . . . . . . . . . . .      Embassy Suites, 7525 East Hampden,
                                        Denver, Colorado 80231.

Purpose of Special Meeting . . . .      To consider and vote upon a proposal to
                                        approve the Merger Agreement attached
                                        hereto as Appendix A, which provides for the merger of Mountain Parks with and into CFB. Other terms and provisions related to the Merger are set forth in the Merger Agreement and are summarized in part in this Joint Proxy Statement-
                                        Prospectus.  See "The Merger."

Required Vote For the
Merger; Record Date. . . . . . . .      Only holders of record of shares of
                                        Mountain Parks Common Stock outstanding
                                        as of the close of business on
                                        November 8, 1996 (the "Record Date") are entitled to notice of and to vote at the Mountain Parks Special Meeting.
                                        Approval of the Merger will require the
                                        affirmative vote of a majority of the
                                        shares of Mountain Parks Common Stock
                                        outstanding as of the close of business
                                        on the Record Date.  See "General
                                        Information - Vote Required; Shares
                                        Entitled to Vote."

Special Considerations
Regarding CFB. . . . . . . . . . .      For information regarding various risks
                                        and other considerations associated with
                                        CFB Common Stock, see "Special
                                        Considerations Regarding CFB."

Opinion of Mountain Parks'
Financial Advisor Regarding
the Merger . . . . . . . . . . . .      Mountain Parks' financial advisor, Piper
                                        Jaffray Inc. ("Piper Jaffray"), has
                                        rendered an opinion to the Mountain
                                        Parks Board of Directors that, as of the date of its opinion, the Merger
                                        Consideration to be received by the
                                        Mountain Parks stockholders is fair to
                                        such Stockholders from a financial point of view. See "The Merger - Opinion of
                                        Mountain Parks' Financial Advisor" and
                                        the opinion of Piper Jaffray attached
                                        hereto as Appendix C.

Board Recommendation . . . . . . .      THE BOARD OF DIRECTORS OF MOUNTAIN PARKS
                                        UNANIMOUSLY RECOMMENDS APPROVAL OF THE
                                        MERGER.

TERMS OF THE MERGER:

Conversion of Mountain Parks
Shares . . . . . . . . . . . . . .      Upon consummation of the Merger, each
                                        outstanding share of Mountain Parks
                                        Common Stock will be converted into
                                        1.275 shares of CFB Common Stock (the
                                        "Exchange Rate").  No fractional shares
                                        will be issued in the Merger. Cash will be paid in lieu of issuance of fractional shares in an amount equal to such fraction multiplied by the average closing price for the CFB Common Stock as reported by the Nasdaq National
                                        Market for the 20 trading days ending at the end of the fourth trading day immediately preceding the Closing Date
                                        (the "Trading Value of CFB Common
                                        Stock").

Background of Merger . . . . . . .      The terms of the Merger were negotiated
                                        at arm's length by the management
                                        personnel and boards of directors of CFB and Mountain Parks during the period from February 1996 through June 1996.
                                        The Board of Directors of Mountain Parks believes that the Merger is in the best interests of its stockholders. In reaching that conclusion, the Board considered, among other things, the greater size and geographic diversity of CFB, CFB's access to capital and opportunities for continued growth in its larger market area, the economies to be achieved by integrating the operations of the Mountain Parks Banks with those of CFB, the anticipated competitive position of the combined companies in light of recent and pending regulatory changes that will affect competitive conditions in Mountain
                                        Parks' market areas and the similarity
                                        of Mountain Parks' and CFB's management
                                        and operating philosophies.  See "The
                                        Merger - Background of the Merger" and
                                        "- Reasons for the Merger."

Interests of Certain Persons;
Certain Transactions . . . . . . .      As of the Record Date, the officers and
                                        directors of Mountain Parks and their
                                        affiliates beneficially owned 1,571,600
                                        shares (or 39.7%) of the outstanding
                                        Mountain Parks Common Stock.  Dennis M.
                                        Mathisen, Daniel T. Lindsay and John A.
                                        Fischer, who collectively beneficially
                                        own 1,586,450 shares (or 39.8%) of the
                                        outstanding Mountain Parks Common Stock, have each entered into separate agreements with CFB under which, among other things, they have agreed to vote their shares in favor of the Merger.
                                        See "The Merger - Shareholder
                                        Agreements."  Pursuant to the Merger
                                        Agreement, the Board of Directors of
                                        Mountain Parks has agreed to use its
                                        best efforts to obtain the requisite
                                        stockholder approval of the Merger.  In
                                        addition, certain members of Mountain
                                        Parks' Board of Directors and management may be deemed to have certain interests in the Merger in addition to their interests as stockholders of Mountain
                                        Parks generally.  Messrs. Mathisen,
                                        Fischer, James R. Krumm and Robert H.
                                        Hammond, Sr. are parties to salary
                                        continuation agreements which provide
                                        for a lump sum payment of benefits in
                                        the event of involuntary termination of
                                        employment within one year after a sale
                                        of control of Mountain Parks such as
                                        will occur in the Merger. Messrs. Krumm and Hammond have employment agreements for a term of one year after the Effective Time of the Merger which provide for severance allowances equal to one year's salary in the event of termination by Mountain Parks during the term of those agreements, and which increase the benefits that would be payable to Mr. Krumm and Mr. Hammond under their salary continuation agreements in that event. The Merger will accelerate the exercisability of stock options granted under Mountain
                                        Parks' employee stock option plan, with
                                        the result that the holders of such
                                        options, including Messrs. Mathisen,
                                        Fischer, Krumm and Hammond, will be able to exchange the underlying shares for CFB Common Stock in the Merger. In addition, pursuant to the Plan of Merger, Mr. Mathisen will become a member of the Board of Directors of CFB as of the Effective Time of the Merger.
                                        See "The Merger - Interests of Certain
                                        Persons; Certain Transactions" for a
                                        discussion of these interests.

Conditions to the Merger;
Termination. . . . . . . . . . . .      Consummation of the Merger is
                                        conditioned upon the fulfillment of
                                        certain conditions set forth in the
                                        Merger Agreement.  In addition to the
                                        requirement of regulatory approvals, CFB and Mountain Parks stockholder approval and certain other conditions, the completion of the Merger is subject to the continuing accuracy of the representations of the parties made in the Merger Agreement, the performance of the obligations of each party under the Merger Agreement and the absence of threatened or pending litigation challenging the Merger. In addition, the Merger Agreement may be terminated
                                        (i) by the mutual consent of the Board
                                        of Directors or Finance Committee of
                                        CFB, and the Board of Directors of
                                        Mountain Parks; (ii) by CFB or Mountain
                                        Parks (a) if there has been a breach in
                                        any material respect of any
                                        representation, warranty, covenant or
                                        agreement set forth in the Merger
                                        Agreement, on the part of Mountain Parks or CFB, or (b) if the representations and warranties of Mountain Parks, on the one hand , or CFB, on the other hand, shall be discovered to have become materially untrue in the aggregate, which breach or other condition has not been cured within thirty (30) business days following receipt by the nonterminating party of notice of such breach or other condition; (iii) by CFB, on the one hand, or Mountain Parks, on the other hand, if any permanent injunction preventing the consummation of the Merger shall have become final and nonappealable; (iv) unless otherwise mutually agreed to by CFB and Mountain Parks, by the Board of Directors or Finance
                                        Committee of CFB or the Board of
                                        Directors of Mountain Parks if the
                                        Merger shall not have been consummated
                                        before April 1, 1997 for a reason other
                                        than the failure of the terminating
                                        party to comply with its obligations
                                        under the Merger Agreement; (v) by the
                                        Board of Directors or Finance Committee
                                        of CFB or the Board of Directors of
                                        Mountain Parks if (a) the Federal
                                        Reserve Board, the Colorado Banking
                                        Board or any other applicable bank
                                        regulatory authority has denied approval of the Merger and neither CFB nor Mountain Parks has, within thirty (30) days after the entry of the order denying such approval, filed a petition seeking review of such order as provided by applicable law or (b) any such petition for review has been denied;
                                        (vi) by Mountain Parks or CFB, if the
                                        Merger Agreement and the Merger are not
                                        duly approved by the stockholders of
                                        Mountain Parks or CFB after a vote
                                        thereon at a meeting of Mountain Parks'
                                        or CFB's stockholders (or any
                                        adjournment thereof) duly called and
                                        held for such purpose; and (vii) by
                                        Mountain Parks if CFB merges, or
                                        announces its intention to merge, with
                                        and into any other bank or bank holding
                                        company, and will not be the surviving
                                        corporation.  See "The Merger -
                                        Regulatory Approvals; Conditions to the
                                        Merger" and "- Amendment; Waiver;
                                        Termination."

Regulatory Approvals . . . . . . .      The Merger is subject to prior approval
                                        by the Federal Reserve Board and the
                                        Colorado Banking Board.  CFB filed the
                                        required applications with the Federal
                                        Reserve Board and the Colorado Banking
                                        Board on August 26, 1996 and October 8,
                                        1996, respectively.  There can be no
                                        assurance that the regulatory
                                        authorities will approve the Merger, or
                                        as to timeliness of such approvals, or
                                        that such approvals will not contain a
                                        condition or requirement which causes
                                        such approvals to fail to satisfy the
                                        conditions to the consummation of the
                                        Merger.  In order to address concerns
                                        raised by the Federal Reserve Board that the Merger would result in unacceptable market concentrations in two Colorado banking markets, CFB has entered into commitments with the Federal Reserve
                                        Board to divest of its 24.5% investment
                                        in Vail Banks, Inc. and to cause
                                        Mountain Parks Banks to divest of its
                                        Granby, Colorado branch location,
                                        although CFB has not yet negotiated or
                                        entered into agreements for such
                                        divestitures.  The commitments by CFB
                                        generally provide for such divestitures
                                        to occur within 180 days after the
                                        Effective Time of the Merger, with
                                        provision for the appointment of an
                                        independent trustee to complete the
                                        divestitures if they have not been
                                        completed by that time.  See "The Merger
                                        - Regulatory Approvals; Conditions to
                                        the Merger."

Effective Time of
the Merger . . . . . . . . . . . .      Subject to the terms and conditions of
                                        the Merger Agreement, the Merger will be effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware (the
                                        "Effective Time of the Merger").  Such
                                        filing shall be made not later than
                                        thirty (30) business days after the
                                        latest to occur of (i) receipt of all
                                        necessary approvals of the Merger from
                                        the Federal Reserve Board and any other
                                        bank regulatory authority and the
                                        expiration of any waiting periods
                                        imposed by law, (ii) the date on which
                                        CFB stockholders approve the Merger,
                                        (iii) the date on which Mountain Parks
                                        stockholders approve the Merger, and
                                        (iv) unless waived by CFB, all fees
                                        incurred by Mountain Parks in connection with the Merger have been paid. The parties expect the Merger to become effective as soon as practicable following stockholder approval of the
                                        Merger.  See "The Merger - Effective
                                        Time of the Merger."

Certain Federal Income
Tax Consequences . . . . . . . . .      The Merger is intended to qualify as a
                                        reorganization within the meaning of
                                        Section 368(a)(1)(A) of the Internal
                                        Revenue Code of 1986, as amended (the
                                        "Code").  If the Merger so qualifies,
                                        (i) no gain or loss will be recognized
                                        by holders of Mountain Parks Common
                                        Stock upon their receipt of CFB Common
                                        Stock solely in exchange for their
                                        shares of Mountain Parks Common Stock,
                                        except with respect to cash received in
                                        lieu of fractional shares, (ii) the
                                        income tax basis of the CFB Common Stock received generally will be equal to the income tax basis of the Mountain Parks
                                        Common Stock surrendered, and (iii) the
                                        holding period of the CFB Common Stock
                                        received generally will include the
                                        holding period of the Mountain Parks
                                        Common Stock surrendered therefor if
                                        such stock was a capital asset in the
                                        hands of the exchanging stockholder
                                        immediately before the Merger.  Mountain
                                        Parks' obligation to consummate the
                                        Merger is conditioned upon its receipt
                                        of an opinion from its counsel to the
                                        effect that the Merger will qualify as a reorganization within the meaning of
                                        Section 368(a)(1) of the Code.  EACH
                                        HOLDER OF MOUNTAIN PARKS COMMON STOCK
                                        IS URGED TO CONSULT SUCH HOLDER'S OWN
                                        TAX ADVISORS CONCERNING THE FEDERAL
                                        INCOME TAX CONSEQUENCES OF THE MERGER,
                                        AS WELL AS ANY APPLICABLE STATE, LOCAL,
                                        FOREIGN OR OTHER TAX CONSEQUENCES, BASED
                                        UPON SUCH HOLDER'S OWN PARTICULAR FACTS
                                        AND CIRCUMSTANCES.  See "The Merger -
                                        Certain Federal Income Tax Consequences" and "- Regulatory Approvals; Conditions to the Merger."

Accounting Treatment . . . . . . .      The Merger is expected to be accounted
                                        for as a pooling of interests for
                                        financial reporting purposes.  CFB and
                                        Mountain Parks will receive letters,
                                        prior to consummation, from Ernst &
                                        Young LLP and Arthur Andersen LLP
                                        regarding those firms' concurrence with
                                        CFB management's and Mountain Parks
                                        management's conclusions, respectively,
                                        as to the appropriateness of pooling of
                                        interests accounting for the Merger
                                        under Accounting Principles Board
                                        Opinion No. 16 if closed and consummated in accordance with the Merger Agreement.
                                        Among other considerations, such letters will be subject to the condition that less than 10% of the Merger consideration will consist of cash, including cash paid in the Merger in lieu of fractional shares of Mountain
                                        Parks Common Stock.  See "The Merger -
                                        Accounting Treatment."

Surrender of
Certificates . . . . . . . . . . .      As soon as practicable after the
                                        Effective Time of the Merger, a letter
                                        of transmittal with instructions for
                                        submission of stock certificates will be mailed to all Mountain Parks stockholders of record as of the Closing
                                        Date.  STOCKHOLDERS SHOULD NOT SUBMIT
                                        THEIR MOUNTAIN PARKS STOCK CERTIFICATES
                                        UNTIL SUCH TRANSMITTAL LETTER AND
                                        INSTRUCTIONS ARE RECEIVED.  See "The
                                        Merger - Delivery of CFB Common Stock."

Resale of CFB
Common Stock . . . . . . . . . . .      Issuance of the shares of CFB Common
                                        Stock to stockholders of Mountain Parks
                                        upon consummation of the Merger will
                                        have been registered under the
                                        Securities Act.  Such shares may be
                                        transferred without restriction by those stockholders not deemed to be
                                        "affiliates" of CFB or Mountain Parks as that term is defined in the rules under the Securities Act, which define
                                        "affiliates" as persons who control, are controlled by or are under common control with Mountain Parks or CFB at the time of the Merger (generally directors and executive officers of
                                        Mountain Parks).  CFB Common Stock
                                        received by those stockholders of
                                        Mountain Parks who are deemed to be
                                        "affiliates" of Mountain Parks may be
                                        resold without registration pursuant to
                                        Rule 145 under the Securities Act, or as otherwise permitted under the Securities
                                        Act, following the public release by CFB of its financial results for a period that includes thirty days of combined operations of CFB and the former Mountain Parks following the
                                        Merger.  See "The Merger - Resale of CFB
                                        Common Stock."

Certain Differences in
Rights of Stockholders . . . . . .      Upon consummation of the Merger, the
                                        Mountain Parks stockholders will become
                                        CFB stockholders.  As a result, their
                                        rights as stockholders, which are now
                                        governed by Delaware state law and by
                                        the Certificate of Incorporation and the Bylaws of Mountain Parks, will continue to be governed by Delaware state law, but will become subject to the provisions of the Certificate of
                                        Incorporation and the Bylaws of CFB.
                                        See "Comparison of Stockholder Rights"
                                        for a summary of certain differences
                                        between the rights of holders of
                                        Mountain Parks Common Stock and the
                                        rights of holders of CFB Common Stock.

Market Prices. . . . . . . . . . .      Shares of CFB Common Stock and Mountain
                                        Parks Common Stock are traded in the
                                        over-the-counter market on the Nasdaq
                                        National Market under the symbols "CFBX" and "MPFC," respectively. The first public announcement of the proposed
                                        Merger was made during the trading day
                                        on June 25, 1996.  On that date and on
                                        November 1, 1996, closing sales prices
                                        of the CFB Common Stock were $24.25 and
                                        $25.00, respectively, and closing sales
                                        prices of the Mountain Parks Common
                                        Stock were $25.00 and $30.625,
                                        respectively.  For further market data,
                                        see "Market Prices and Dividend Policy."

                                        In considering the Merger, Mountain
                                        Parks stockholders are advised to obtain current market quotations for CFB Common Stock. The market price for CFB Common Stock may fluctuate between the date of this Joint Proxy Statement-Prospectus and the Effective Time of the Merger, which may be a period of several weeks or months. As a result, the market value of the CFB Common Stock ultimately received by Mountain Parks stockholders in the Merger could be greater or less than its market value on the date of this Joint Proxy Statement-Prospectus or the date of the Mountain Parks Special Meeting. No assurances can be given concerning the market price of CFB Common Stock before or after the Effective Time of the Merger.

No Appraisal Rights. . . . . . . .      Under the General Corporation Law of the
                                        State of Delaware, the holders of
                                        Mountain  Parks Common Stock are not
                                        entitled to any appraisal rights with
                                        respect to the Merger.

          HISTORICAL AND PRO FORMA COMPARATIVE UNAUDITED PER SHARE DATA

     The following tables present selected comparative unaudited per share data for CFB Common Stock on a historical and pro forma combined basis and for Mountain Parks Common Stock on a historical and pro forma equivalent basis giving effect to the Merger using the pooling of interests method of accounting. See "The Merger - Accounting Treatment." The pro forma combined per share data is based on an Exchange Rate of 1.275 and an assumed Closing Date of June 30, 1996.

     The per share data should be read in conjunction with the historical and pro forma combined financial statements (including the related notes thereto) and the financial data regarding CFB and Mountain Parks presented elsewhere herein or incorporated by reference. The per share data is not necessarily indicative of the results of operations or combined financial position that would have resulted had the Merger been consummated prior to the periods indicated, nor is it necessarily indicative of the results of operations of future periods or future combined financial position.

BOOK VALUE PER COMMON SHARE:                   June 30, 1996  December 31, 1995
                                               -------------  -----------------
 CFB - historical (A). . . . . . . . . . . . .     $12.21           $11.66
 Mountain Parks - historical (B) . . . . . . .      13.78            13.07
 CFB and Mountain Parks pro forma (C). . . . .      11.80            11.25
 Mountain Parks pro forma equivalent (D) . . .      15.05            14.34


PRIMARY EARNINGS PER COMMON AND
COMMON EQUIVALENT SHARE BEFORE
CUMULATIVE EFFECT OF ACCOUNTING CHANGE:                                         Year Ended December 31,
                                                    Six Months Ended    -------------------------------------
                                                      June 30, 1996       1995           1994           1993
                                                      --------------      ----           ----           -----
 CFB - historical (E). . . . . . . . . . . . . .          $1.12          $1.85          $1.39          $1.32
 Mountain Parks - historical (F) . . . . . . . .           1.07           2.24           2.32           1.53
 CFB and Mountain Parks pro forma (G). . . . . .           1.04           1.82           1.48           1.29
 Mountain Parks pro forma equivalent (H) . . . .           1.33           2.32           1.89           1.64

FULLY DILUTED EARNINGS PER COMMON AND
COMMON EQUIVALENT SHARE BEFORE CUMULATIVE
EFFECT OF ACCOUNTING CHANGE:

                                                                              Year Ended December 31,
                                                   Six Months Ended      -----------------------------------
                                                     June 30, 1996       1995           1994            1993
                                                     -------------       ----           ----            ----
 CFB - historical (I). . . . . . . . . . . . . .          $1.06          $1.75          $1.37          $1.32
 Mountain Parks - historical (J) . . . . . . . .           1.07           2.17           2.03           1.42
 CFB and Mountain Parks pro forma (K). . . . . .           1.00           1.74           1.42           1.27
 Mountain Parks pro forma equivalent (L) . . . .           1.28           2.22           1.81           1.62

DIVIDENDS DECLARED PER COMMON SHARE:

                                                                              Year Ended December 31,
                                                  Six Months Ended       -----------------------------------
                                                    June 30, 1996        1995           1994            1993
                                                    -------------        ----           ----            ----
CFB - historical     . . . . . . . . . . . . . .          $0.28          $0.48          $0.44          $0.40
Mountain Parks - historical. . . . . . . . . . .           0.00           0.00           0.00           0.00
CFB and Mountain Parks pro forma (M) . . . . . .           0.28           0.48           0.44           0.40
Mountain Parks pro forma equivalent (N). . . . .           0.36           0.61           0.56           0.51

____________________

(A) Based on 11,437,156 and 11,408,585 shares of CFB Common Stock outstanding as of June 30, 1996 and December 31, 1995, respectively.
(B) Based on 3,728,218 and 3,668,351 shares of Mountain Parks Common Stock outstanding as of June 30, 1996 and December 31, 1995, respectively.
(C) Represents the pro forma combined net book value of CFB and Mountain Parks, divided by the sum of (i) the number of shares of CFB Common Stock outstanding as of June 30, 1996 or December 31, 1995, plus (ii) the number of shares of CFB Common Stock issuable pursuant to the Merger at the Exchange Rate of 1.275:1.
(D) Represents the amount computed pursuant to Note "C" above, multiplied by the Exchange Rate of 1.275:1.
(E) Based on average shares of CFB Common Stock and common stock equivalents outstanding of 11,622,445 for the six months ended June 30, 1996 and 11,483,858, 11,393,996, and 11,331,408 for the years ended December 31,
     1995, 1994 and 1993 respectively.
(F) Based on average primary shares of Mountain Parks Common Stock outstanding of 3,787,422 for the six months ended June 30, 1996 and years ended December 31, 1995, 1994, and 1993 of 3,183,742, 2,499,069, and 2,170,335
     respectively.
(G) Amount reflects net income per common and common equivalent shares on a pro forma combined basis. Such amount is determined by dividing pro forma combined net income by the weighted average number of shares of CFB Common Stock and common share equivalents outstanding during the applicable period and the shares of CFB Common Stock assumed to be issued pursuant to the Merger.
(H) Represents the amount computed pursuant to Note "G" above, multiplied by the Exchange Rate of 1.275:1.
(I) Based on the average shares of CFB Common Stock and common stock equivalents outstanding on a fully diluted basis of 13,084,108 for the six months ended June 30, 1996 and 13,029,614, 12,332,543 and 11,335,365 for
     the years ended December 31,1995, 1994 and 1993, respectively.
(J) Based on an increase of $86,000, $261,000 and $79,000 for the years ended December 31, 1995, 1994 and 1993, respectively to reflect the after tax effect of interest expense associated with Mountain Parks Financial Corp.'s 7.375% convertible debentures.
(K)  Footnote "G" on a fully diluted basis.
(L) Represents the amount computed pursuant to Note "K" above, multiplied by the Exchange Rate of 1.275:1.
(M) The pro forma combined dividends declared assume no changes in the historical dividends declared per share of CFB Common Stock.
(N) Represents the amount computed pursuant to Note "I" above, multiplied by the Exchange Rate of 1.275:1.

                           CFB SELECTED FINANCIAL DATA

     The following table sets forth certain consolidated financial data concerning CFB. The selected financial data for each of the five years ended December 31, 1995 is derived from the audited consolidated financial statements of CFB, including footnotes to those statements, incorporated by reference in this document. The financial data as of and for the six months ended June 30, 1996 and 1995 have been derived from CFB's unaudited financial statements. The unaudited financial statements reflect, in the opinion of management, all adjustments of a normal recurring nature necessary for a fair presentation of financial condition and results of operations. The results for the six months ended June 30, 1996 are not necessarily indicative of the results to be expected for the entire year. This information should be read in conjunction with the consolidated financial statements of CFB, and the related notes thereto, incorporated by reference herein.



                                                      Six Months
                                                        June 30,                          Year Ended December 31,
                                                 -------------------    -----------------------------------------------------------
                                                   1996         1995         1995       1994         1993        1992        1991
                                                   ----         ----         ----       ----         ----        ----        ----
                                                                     (Dollars in thousands, except per share data)
OPERATING DATA:
Interest income. . . . . . . . . . . . . . . .   $89,017    $  73,708   $  162,093  $  123,075   $  106,299  $  101,831  $  106,070
Interest expense . . . . . . . . . . . . . . .    39,601       33,365       73,945      49,297       44,084      47,025      58,821
                                               ---------     --------    ---------   ---------    ---------   ---------    --------
Net interest income. . . . . . . . . . . . . .    49,416       40,343       88,148      73,778       62,215      54,806      47,249
Provision for loan losses. . . . . . . . . . .     2,115        1,035        2,432       1,839        1,798       2,181       2,638
                                               ---------     --------    ---------   ---------    ---------   ---------    --------
Net interest income after provision for loan
 losses. . . . . . . . . . . . . . . . . . . .    47,301       39,308       85,716      71,939       60,417      52,625      44,611
Noninterest income . . . . . . . . . . . . . .     9,663        8,428       17,791      15,528       14,405      11,424       9,050
Noninterest expense. . . . . . . . . . . . . .    36,099       32,025       67,980      59,542       51,085      43,228      37,103
                                               ---------     --------    ---------   ---------    ---------   ---------    --------
Income before income taxes, extraordinary item
 and cumulative effect of accounting change. .    20,865       15,711       35,527      27,925       23,737      20,821      16,558
Provision for income taxes . . . . . . . . . .     7,057        6,001       12,708      10,985        8,809       7,621       5,628
                                               ---------     --------    ---------   ---------    ---------   ---------    --------
Income before extraordinary item and
 cumulative effect of accounting change. . . .    13,808        9,710       22,819      16,940       14,928      13,200      10,930
Extraordinary item (1) . . . . . . . . . . . .         0            0            0           0            0           0        (653)
Cumulative effect of accounting change . . . .         0            0            0           0          359           0           0
                                               ---------     --------    ---------   ---------    ---------   ---------    --------
Net income . . . . . . . . . . . . . . . . . .    13,808        9,710       22,819      16,940       15,287      13,200      10,277
Dividends on preferred stock . . . . . . . . .       805          804        1,610       1,091            0           0         655
                                               ---------     --------    ---------   ---------    ---------   ---------    --------
Net income applicable to common equity . . . . $  13,003     $  8,906    $  21,209   $  15,849    $  15,287   $  13,200    $  9,622
                                               ---------     --------    ---------   ---------    ---------   ---------    --------
                                               ---------     --------    ---------   ---------    ---------   ---------    --------
Earnings per common and common equivalent
 share:
  Primary earnings per share income before
   extraordinary item and cumulative effect
   of accounting change. . . . . . . . . . . .     $1.12        $0.78        $1.85       $1.39        $1.32       $1.14       $1.02
  Extraordinary item (1) . . . . . . . . . . .      0.00         0.00         0.00        0.00         0.00        0.00       (0.06)
  Cumulative effect of accounting change . . .      0.00         0.00         0.00        0.00         0.03        0.00        0.00
  Primary earnings per share . . . . . . . . .     $1.12        $0.78        $1.85       $1.39        $1.35       $1.14       $0.96
  Fully diluted earnings per share before
   extraordinary item and cumulative effect
   of accounting change. . . . . . . . . . . .     $1.06        $0.75        $1.75       $1.37        $1.32       $1.14       $1.09
  Extraordinary item (1) . . . . . . . . . . .      0.00         0.00         0.00        0.00         0.00        0.00       (0.07)
  Cumulative effect of accounting change . . .      0.00         0.00         0.00        0.00         0.03        0.00        0.00
  Fully diluted earnings per share . . . . . .      1.06         0.75        $1.75       $1.37        $1.35       $1.14       $1.02

Average common and common equivalent
  shares outstanding:
  Primary. . . . . . . . . . . . . . . . . . .11,622,445   11,425,688   11,483,858  11,393,996   11,331,408  11,530,526  10,071,595
  Fully diluted. . . . . . . . . . . . . . . .13,084,108   12,921,187   13,029,614  12,332,543   11,335,365  11,537,606  10,071,595




                                                      Six Months
                                                        June 30,                          Year Ended December 31,
                                                 -------------------    -----------------------------------------------------------
                                                   1996         1995         1995       1994         1993        1992        1991
                                                   ----         ----         ----       ----         ----        ----        ----
                                                                     (Dollars in thousands, except per share data)
OPERATING RATIOS AND OTHER DATA:
Return on average assets . . . . . . . . . . .      1.20%        1.02%        1.10%       0.96%        1.01%       1.02%       0.88%
Return on average common shareholders' equity.     19.15%       15.57%       17.56%      14.54%       15.55%      14.53%      13.59%
Net interest margin. . . . . . . . . . . . . .      4.87%        4.66%        4.72%       4.62%        4.46%       4.62%       4.46%
Net charge-offs to average loans . . . . . . .      0.14%        0.12%        0.16%       0.03%        0.11%       0.26%       0.52%
Ratio of earnings to fixed charges (2):
 Excluding interest on deposits. . . . . . . .      4.70x        3.88x        3.98x       4.58x        6.96x       8.78x       4.24x
 Including interest on deposits. . . . . . . .      1.51x        1.45x        1.46x       1.55x        1.54x       1.44x       1.28x

FINANCIAL CONDITION DATA:
Assets . . . . . . . . . . . . . . . . . . . .$2,341,228   $2,158,029   $2,326,787  $1,856,315   $1,672,571  $1,393,984  $1,244,808
Loans. . . . . . . . . . . . . . . . . . . . . 1,541,374    1,412,504    1,495,450   1,155,641      917,556     726,144     603,492
Investment securities (3). . . . . . . . . . .   624,522      580,569      626,544     549,122      594,149     531,654     502,468
Deposits . . . . . . . . . . . . . . . . . . . 1,952,115    1,815,887    1,989,941   1,565,346    1,444,252   1,211,015   1,085,396
Long-term debt . . . . . . . . . . . . . . . .    27,586       75,453       69,788      33,690       42,029      18,015      11,852
Preferred shareholders' equity . . . . . . . .    23,000       23,000       23,000      23,000            0           0           0
Common shareholders' equity. . . . . . . . . .   139,614      122,234      133,059     111,928      107,040      93,401      84,898
Book value per common share. . . . . . . . . .     12.21        10.74        11.66        9.87         9.54        8.45        7.80
Tangible book value per common share . . . . .     10.26         9.05         9.66        8.74         8.65        7.83        7.53

FINANCIAL CONDITION RATIOS:
Nonperforming assets to total loans and OREO .      0.41%        0.40%        0.33%       0.35%        0.56%       0.72%       0.89%
Allowance for loan losses to total loans . . .      1.34%        1.38%        1.31%       1.34%        1.42%       1.43%       1.53%
Allowance for loan losses to nonperforming loans     437%         475%         607%        561%         337%        292%        231%
Regulatory capital ratios:
 Tier 1 capital. . . . . . . . . . . . . . . .      8.27%        8.25%        7.93%      10.58%       10.01%      11.30%      12.33%
 Total capital . . . . . . . . . . . . . . . .     10.26%       11.01%       10.20%      13.69%       13.59%      12.89%      14.11%
 Leverage ratio. . . . . . . . . . . . . . . .      6.14%        5.86%        5.72%       7.06%        6.01%       6.60%       7.06%

------------------------------------
(1) Represents the after-tax effect of prepayment penalties and unamortized debt issuance costs in connection with redemption of certain indebtedness.
(2) For purposes of computing the ratio of earnings to fixed charges, earnings represent income before income taxes, extraordinary items and fixed charges. Fixed charges include interest expense, including the interest component of rental expense, and preferred stock dividends. Fixed charges attributable to the preferred stock dividends equal the amount of pre-tax income that it is assumed would be necessary to pay such dividends.
(3)  Includes available-for-sale securities and held-to-maturity securities.

                     MOUNTAIN PARKS SELECTED FINANCIAL DATA

     The following table sets forth certain consolidated financial data concerning Mountain Parks. The selected financial data for each of the three years ended December 31, 1995 is derived from the audited consolidated financial statements of Mountain Parks, including footnotes to those statements, incorporated by reference in this document. Financial data for the year ended December 31, 1992 is derived from audited financial statements not included in this Joint Proxy Statement-Prospectus, and for the year ended December 31, 1991, from unaudited financial statements. The financial data as of and for the six months ended June 30, 1996 and 1995 have been derived from Mountain Parks' unaudited financial statements. The unaudited financial statements reflect, in the opinion of management, all adjustments of a normal recurring nature necessary for a fair presentation of financial condition and results of operations. The results for the six months ended June 30, 1996 are not necessarily indicative of the results to be expected for the entire year. This information should be read in conjunction with the consolidated financial statements of Mountain Parks, and the related notes thereto, incorporated by reference herein.



                                                     Six Months
                                                    Ended June 30,                        Year Ended December 31,
                                                 -------------------    -----------------------------------------------------------
                                                   1996         1995         1995       1994         1993        1992        1991
                                                   ----         ----         ----       ----         ----        ----        ----
                                                                    (Dollars in thousands, except per share data)

OPERATING DATA:
Interest income. . . . . . . . . . . . . . . .   $20,184      $13,025      $30,775     $20,162      $14,847     $13,478     $13,942
Interest expense . . . . . . . . . . . . . . .     5,921        3,618        8,946       4,171        3,187       3,845       5,701
                                                --------     --------     --------    --------     --------    --------    --------
Net interest income. . . . . . . . . . . . . .    14,263        9,407       21,829      15,991       11,660       9,633       8,241
Provision for loan losses. . . . . . . . . . .       216          132          279           0          351         252         789
                                                --------     --------     --------    --------     --------    --------    --------
Net interest income after provision for loan
 losses. . . . . . . . . . . . . . . . . . . .    14,047        9,275       21,550      15,991       11,309       9,381       7,452
Noninterest income . . . . . . . . . . . . . .     2,954        1,692        4,697       3,464        3,753       3,216       2,881
Noninterest expense. . . . . . . . . . . . . .    10,558        6,027       14,613      10,699        9,769       9,764       8,324
                                                --------     --------     --------    --------     --------    --------    --------
Income before income taxes . . . . . . . . . .     6,443        4,940       11,634       8,756        5,293       2,833       2,009
Provision for income taxes . . . . . . . . . .     2,382        1,716        4,500       2,967        1,966         925         657
                                                --------     --------     --------    --------     --------    --------    --------
Net income . . . . . . . . . . . . . . . . . .  $  4,061     $  3,224     $  7,134    $  5,789     $  3,327    $  1,908    $  1,352
                                                --------     --------     --------    --------     --------    --------    --------
                                                --------     --------     --------    --------     --------    --------    --------
Earnings per common and common equivalent share:
  Primary earnings per share . . . . . . . . .     $1.07        $1.19        $2.24       $2.32        $1.53       $0.95       $0.68
  Fully diluted earnings per share . . . . . .     $1.07        $1.10        $2.17       $2.03        $1.42       $0.95       $0.68
Average common and common equivalent
  shares outstanding:
  Primary. . . . . . . . . . . . . . . . . . . 3,787,422    2,717,000    3,183,742   2,499,069    2,170,335   2,000,000   2,000,000
  Fully diluted. . . . . . . . . . . . . . . . 3,795,325    3,005,000    3,330,538   2,983,443    2,400,915   2,000,000   2,000,000

OPERATING RATIOS AND OTHER DATA:
Return on average assets . . . . . . . . . . .     1.76%        2.31%        2.07%       2.38%        1.81%       1.17%       0.84%
Return on average common shareholders' equity.    15.94%       25.60%       20.32%      28.96%       24.50%      20.71%      16.54%
Net interest margin. . . . . . . . . . . . . .     7.22%        7.61%        7.31%       7.43%        7.13%       6.79%       5.77%
Net charge-offs (recoveries) to average loans.     0.03%        0.02%        0.21%      (0.16%)      (0.18%)      0.89%       0.77%
Ratio of earnings to fixed charges (1):
  Excluding interest on deposits . . . . . . .     6.18x        7.59x        7.90x      10.69x       13.69x       7.07x       4.90x
  Including interest on deposits . . . . . . .     2.09x        2.37x        2.30x       3.10x        2.66x       1.74x       1.35x

FINANCIAL CONDITION DATA:
Assets . . . . . . . . . . . . . . . . . . . .  $477,590     $277,550     $443,189    $274,304     $211,223    $182,291    $170,052
Loans. . . . . . . . . . . . . . . . . . . . .   310,055      185,816      271,743     174,505      120,110      87,406      81,561
Investment securities(2) . . . . . . . . . . .    98,691       52,961       90,798      64,117       59,573      47,424      51,647
Deposits . . . . . . . . . . . . . . . . . . .   370,279      226,018      369,775     229,219      183,737     163,844     154,025
Long-term debt . . . . . . . . . . . . . . . .    11,500            0       11,500       4,402        6,325           0       6,020
Common shareholders' equity. . . . . . . . . .    51,385       32,348       47,945      22,773       16,717      10,510       8,349
Book value per common share. . . . . . . . . .     13.78        11.02        13.07        8.91         7.02        5.26        4.17
Tangible book value per common share . . . . .     10.41         9.91         9.78        7.41         6.14        4.42        3.31


                                                      Six Months
                                                        June 30,                          Year Ended December 31,
                                                 -------------------    -----------------------------------------------------------
                                                   1996         1995         1995       1994         1993        1992        1991
                                                   ----         ----         ----       ----         ----        ----        ----
                                                                    (Dollars in thousands, except per share data)
FINANCIAL CONDITION RATIOS:
Nonperforming assets to total loans and OREO .      0.20%        0.23%        0.19%       0.27%        1.12%       4.39%       4.56%
Allowance for loan losses to total loans . . .      1.09%        1.06%        1.16%       1.06%        1.09%       0.89%       1.58%
Allowance for loan losses to nonperforming
 loans . . . . . . . . . . . . . . . . . . . .      1176%         465%         615%        398%         135%         54%        113%
Regulatory capital ratios:
  Tier 1 capital . . . . . . . . . . . . . . .     11.56%       13.96%       11.78%      10.99%       11.29%       8.43%       6.41
  Total capital. . . . . . . . . . . . . . . .     15.88%       14.93%       16.69%      11.98%       12.30%       9.17%       7.66%
  Leverage ratio . . . . . . . . . . . . . . .      8.48%       10.30%        8.12%       7.54%        6.95%       4.87%       3.90%

____________________________________

(1) For purposes of computing the ratio of earnings to fixed charges, earnings represent income before income taxes, extraordinary items and fixed charges. Fixed charges represent interest expense, including the interest component of rental expense, and preferred stock dividends. Fixed charges attributable to the preferred stock dividends are assumed to equal the amount of pre-tax income that would be necessary to pay such dividends.
(2)  Includes available-for-sale securities and held-for-sale securities.

                      UNAUDITED PRO FORMA COMBINED SELECTED
                                 FINANCIAL DATA

     The following table summarizes certain selected pro forma financial data for CFB and Mountain Parks combined, giving effect to the Merger as a pooling of interests for accounting and financial reporting purposes. Such pro forma data assumes the Merger had been effective on June 30, 1996 and 1995 and December 31, 1995, 1994, 1993, 1992 and 1991 for balance sheet data and at the beginning of the six months ended June 30, 1996 and 1995 and the years ended December 31, 1995, 1994, 1993, 1992 and 1991 for income statement data. This pro forma financial data is derived from and should be read in conjunction with the historical consolidated financial statements of CFB and Mountain Parks, including the respective footnotes to those statements, incorporated by reference in this document, and the pro forma financial information, including the notes thereto, appearing elsewhere herein. See "Incorporation of Certain Information by Reference" and "Unaudited Pro Forma Combined Financial Information." On July 31, 1996, Mountain Parks acquired High Plains Bank Corp. ("Kiowa") in a transaction accounted for as a purchase. The effects of this acquisition are not reflected below; however, the results of operations and financial condition of Kiowa for certain periods are included in the financial statements set forth under "Unaudited Pro Forma Condensed Combined Financial Information" elsewhere in this Joint Proxy Statement-Prospectus. The following pro forma financial data is presented for informational purposes only, and is not necessarily indicative of results of the future operations of the combined entity or the actual results that would have been achieved had the Merger been consummated prior to the periods presented.

                                                      Six Months
                                                        June 30,                          Year Ended December 31,
                                                 -------------------    -----------------------------------------------------------
                                                   1996         1995         1995       1994         1993        1992        1991
                                                   ----         ----         ----       ----         ----        ----        ----
                                                                    (Dollars in thousands, except per share data)
OPERATING DATA:
Interest income. . . . . . . . . . . . . . . .  $109,201      $86,733     $192,868    $143,237     $121,146    $115,309    $120,012
Interest expense . . . . . . . . . . . . . . .    45,522       36,983       82,891      53,468       47,271      50,870      64,522
                                                --------      -------     --------    --------     --------    --------    --------
Net interest income. . . . . . . . . . . . . .    63,679       49,750      109,977      89,769       73,875      64,439      55,490
Provision for loan losses. . . . . . . . . . .     2,331        1,167        2,711       1,839        2,149       2,433       3,427
                                                --------      -------     --------    --------     --------    --------    --------
Net interest income after provision for
 loan losses . . . . . . . . . . . . . . . . .    61,348       48,583      107,266      87,930       71,726      62,006      52,063
Noninterest income . . . . . . . . . . . . . .    12,617       10,120       22,488      18,992       18,158      14,640      11,931
Noninterest expense. . . . . . . . . . . . . .    46,657       38,052       82,593      70,241       60,854      52,992      45,427
                                                --------      -------     --------    --------     --------    --------    --------
Income before income taxes, extraordinary
 item and cumulative effect of accounting
 change. . . . . . . . . . . . . . . . . . . .    27,308       20,651       47,161      36,681       29,030      23,654      18,567
Provision for income taxes . . . . . . . . . .     9,439        7,717       17,208      13,952       10,775       8,546       6,285
                                                --------      -------     --------    --------     --------    --------    --------
Income before extraordinary item and
 cumulative effect of accounting change. . . .    17,869       12,934       29,953      22,729       18,255      15,108      12,282
Extraordinary item (1) . . . . . . . . . . . .         0            0            0           0            0           0        (653)
Cumulative effect of accounting change . . . .         0            0            0           0          359           0           0
                                                --------      -------     --------    --------     --------    --------    --------
Net income . . . . . . . . . . . . . . . . . .    17,869       12,934       29,953      22,729       18,614      15,108      11,629
Dividends on preferred stock . . . . . . . . .       805          804        1,610       1,091            0           0         655
                                                --------      -------     --------    --------     --------    --------    --------
Net income applicable to common equity . . . . $  17,064    $  12,130    $  28,343   $  21,638    $  18,614   $  15,108   $  10,974
                                                --------      -------     --------    --------     --------    --------    --------
                                                --------      -------     --------    --------     --------    --------    --------
Earnings per common and common
 equivalent share:
  Primary earnings per share before
   extraordinary item and cumulative effect
   of accounting change. . . . . . . . . . . .     $1.04        $0.81        $1.82       $1.48        $1.29       $1.07       $0.92
  Extraordinary item (1) . . . . . . . . . . .      0.00         0.00         0.00        0.00         0.00        0.00       (0.05)
  Cumulative effect of accounting change . . .      0.00         0.00         0.00        0.00         0.03        0.00        0.00
  Primary earnings per share . . . . . . . . .     $1.04        $0.81        $1.82       $1.48        $1.32       $1.07       $0.87
  Fully diluted earnings per share before
   extraordinary item and cumulative effect
   of accounting change. . . . . . . . . . . .     $1.00        $0.78        $1.74       $1.42        $1.27       $1.07       $0.97
  Extraordinary item (1) . . . . . . . . . . .      0.00         0.00         0.00        0.00         0.00        0.00       (0.05)
  Cumulative effect of accounting change . . .      0.00         0.00         0.00        0.00         0.03        0.00        0.00
  Fully diluted earnings per share . . . . . .     $1.00        $0.78        $1.74       $1.42        $1.30       $1.07       $0.92
Average common and common equivalent
  shares outstanding:
  Primary. . . . . . . . . . . . . . . . . . .16,451,408   14,889,863   15,543,129  14,580,309   14,098,585  14,080,526  12,621,595
  Fully diluted. . . . . . . . . . . . . . . .17,923,147   16,752,562   17,276,050  16,136,433   14,396,532  14,087,606  12,621,595

                                                      Six Months
                                                        June 30,                          Year Ended December 31,
                                                 -------------------    -----------------------------------------------------------
                                                   1996         1995         1995       1994         1993        1992        1991
                                                   ----         ----         ----       ----         ----        ----        ----
                                                                    (Dollars in thousands, except per share data)
OPERATING DATA:
Return on average assets . . . . . . . . . . .      1.30%        1.18%        1.24%       1.13%        1.10%       1.04%       0.88%
Return on average common shareholders' equity.     18.27%       17.38%       18.19%      16.77%       16.64%      15.10%      13.90%
Net interest margin. . . . . . . . . . . . . .      5.24%        5.02%        5.07%       4.95%        4.74%       4.85%       4.61%
Net charge-offs to average loans . . . . . . .      0.12%        0.11%        0.17%      -0.00%        0.08%       0.33%       0.55%
Ratio of earnings to fixed charges (2):
  Excluding interest on deposits . . . . . . .      4.96x        4.33x        4.46x       5.23x        7.60x       8.53x       4.30x
  Including interest on deposits . . . . . . .      1.58x        1.54x        1.55x       1.66x        1.61x       1.46x       1.28x

FINANCIAL CONDITION DATA (END OF PERIOD):
Assets . . . . . . . . . . . . . . . . . . . .$2,818,818   $2,435,579   $2,769,976  $2,130,619   $1,883,794  $1,576,275  $1,414,860
Loans. . . . . . . . . . . . . . . . . . . . . 1,851,429    1,598,320    1,767,193   1,330,146    1,037,666     813,550     685,053
Investment securities(3) . . . . . . . . . . .   723,213      633,530      717,342     613,239      653,722     579,078     554,115
Deposits . . . . . . . . . . . . . . . . . . . 2,322,394    2,041,905    2,359,716   1,794,565    1,627,989   1,374,859   1,239,421
Long-term debt . . . . . . . . . . . . . . . .    39,086       75,453       81,288      38,092       48,354      18,015      17,872
Preferred shareholders' equity . . . . . . . .    23,000       23,000       23,000      23,000            0           0           0
Common shareholders' equity. . . . . . . . . .   190,999      154,582      181,004     134,701      123,757     103,911      93,247
Book value per common share. . . . . . . . . .     11.80        10.22        11.25        9.23         8.68        7.64        6.94
Tangible book value per common share . . . . .      9.64         8.73         9.08        8.09         7.84        7.01        6.60

FINANCIAL CONDITION RATIOS (END OF PERIOD):
Nonperforming assets to total loans and OREO .      0.38%        0.38%        0.31%       0.34%        0.62%       1.13%       1.34%
Allowance for loan losses to total loans . . .      1.30%        1.34%        1.29%       1.30%        1.38%       1.38%       1.53%
Allowance for loan losses to nonperforming
  loans. . . . . . . . . . . . . . . . . . . .       479%         474%         608%        537%         296%        224%        205%
Regulatory capital ratios:
  Tier 1 capital . . . . . . . . . . . . . . .      8.82%        8.92%        8.51%      10.64%       10.16%      10.97%      11.59%
  Total capital. . . . . . . . . . . . . . . .     11.19%       11.46%       11.18%      13.46%       13.44%      12.47%      13.29%
  Leverage ratio . . . . . . . . . . . . . . .      6.53%        6.37%        6.10%       7.12%        6.12%       6.40%       6.69%

____________________________________

(1) Represents the after-tax effect of prepayment penalties and unamortized debt issuance costs in connection with the redemption of certain indebtedness.
(2) For purposes of computing the ratio of earnings to fixed charges, earnings represent income before income taxes, extraordinary items and fixed charges. Fixed charges include interest expense, including the interest component of rental expense, and preferred stock dividends. Fixed charges attributable to the preferred stock dividends equal the amount of pre-tax income that it is assumed would be necessary to pay such dividends.
(3)  Includes available-for-sale securities and held-for-sale securities.

                      SPECIAL CONSIDERATIONS REGARDING CFB

     IN ADDITION TO THE OTHER INFORMATION IN THIS JOINT PROXY STATEMENT-PROSPECTUS, MOUNTAIN PARKS SHAREHOLDERS SHOULD CONSIDER THE FOLLOWING FACTORS REGARDING CFB. THIS JOINT PROXY STATEMENT-PROSPECTUS, INCLUDING THE INFORMATION INCORPORATED BY REFERENCE HEREIN, CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. ACTUAL RESULTS COULD DIFFER SIGNIFICANTLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT, IN PART, OF THE RISK FACTORS SET FORTH BELOW AND ELSEWHERE IN THIS DOCUMENT. PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY SHOULD CAREFULLY REVIEW THE FACTORS SET FORTH BELOW.

RISKS INVOLVED IN ACQUISITION STRATEGY

     CFB has grown and intends to continue to grow primarily through acquisitions of banks and other financial institutions. Such acquisitions involve risks of adversely changing results of operations, unforeseen liabilities or asset quality problems of acquired entities and other conditions beyond the control of CFB, such as adverse personnel relations, loss of customers because of change of identity, and deterioration in local economic conditions.

     CFB's management believes future growth in the assets and earnings of CFB will depend in significant part on consummation of acquisitions. Acquisition candidates may not be available in the future on terms favorable to CFB. CFB must compete with a variety of individuals and institutions, including major regional bank holding companies, for suitable acquisition candidates. Such competition is likely to affect CFB's ability to make acquisitions, increase the price that CFB pays for certain acquisitions and increase CFB's costs in analyzing possible acquisitions.

LOANS AND INVESTMENTS

     In allocating assets among locally generated loans, investment assets and other earning assets, CFB attempts to maximize its return while managing risk at an acceptable level. Although CFB has a diversified loan portfolio, the economic health of CFB's primary trade area, and the ability of many of the CFB Banks' borrowers to repay their loans (including real estate, commercial and agricultural loans) is dependent to a large extent on the health of the agricultural sector of the economy. CFB's asset allocation strategies include an emphasis on quality local loan growth and the diversification and performance of its earning asset portfolios. CFB has purchased loan assets, including secured discounted lease payments and loan participations, to enhance the performance of, and to diversify, its asset portfolios. Many of such loan assets have been originated by regional banks in the Midwest and national leasing and finance companies with whom CFB has ongoing business relationships. Such assets are subject to CFB's standard credit guidelines and bear the credit risks attendant to commercial and industrial loans. Expanding its asset portfolios in the described ways exposes CFB to risks, including the risks that a sufficient volume of acceptable assets of this type will not continue to be available and that CFB will experience relatively higher levels of credit risk from assets of this type.

REGULATION

     As a bank holding company, CFB is subject to extensive regulation by the Federal Reserve Board. This regulation limits the manner in which CFB and the CFB Banks conduct their businesses and obtain financing and is designed primarily to protect depositors and not to benefit shareholders of financial institutions. In addition, the CFB Banks are subject to extensive regulation by various federal and state regulatory authorities. The banking industry is subject to changing laws and regulations. In September 1994, the Interstate Banking and Branching Efficiency Act of 1994 ("IBBEA") was enacted. The IBBEA largely eliminated restrictions on interstate banking and will permit interstate branching beginning June 1, 1997, subject to certain options which states may enact by law. The IBBEA may increase competition by both out-of-state and in-state banking organizations or by other financial institutions. Similarly, effective January 1, 1997, Colorado will permit unrestricted statewide intrastate branching, which may increase competition in local markets served by CFB or Mountain Parks. There can be no assurance that implementation of and changes in laws and regulations affecting banking will not adversely affect CFB. See Item 1 of the Company's Annual Report on Form 10-K for the year ended December 31, 1995, under the caption "Supervision and Regulation."

KEY PERSONNEL

     Continued profitability of the CFB Banks and CFB are dependent on a limited number of key persons, including Donald R. Mengedoth, the President and Chief Executive Officer, Mark A. Anderson, the Executive Vice President and Chief Financial Officer, Ronald K. Strand, the Executive Vice President, Banking Group, and David E. Groshong, the Executive Vice President, Financial Services, of CFB. There would likely be a difficult transition period in case the services of any of these individuals were lost to CFB because of death or other reasons. Moreover, given the growth plans of CFB, it will be necessary in the future for CFB to engage the services of additional skilled key employees and officers to conduct credit evaluation of existing and new loans, to fulfill its plans in non-interest income operations and in acquisitions of earning assets and financial institutions. There is no assurance that CFB will be able to retain its current key personnel or attract additional qualified key persons as needed.

ECONOMIC FACTORS

     The success of CFB and the CFB Banks depends to a great extent upon the general economic conditions in the communities they serve in Colorado, Iowa, Minnesota, Nebraska, North Dakota, South Dakota and Wisconsin and in part on national and regional economic conditions and on other factors beyond the control of CFB. The predominant economic sector in the CFB Banks' market areas is agriculture. Agriculture in these areas is affected by many factors beyond the control of the CFB Banks, including weather, governmental policies, fluctuating commodity prices, demand and production, and natural disasters.

COMPETITION WITHIN MARKETS; COMPETITION FOR ACQUISITIONS

     Banking is a highly competitive industry. The CFB Banks compete directly with other banks, savings and loan associations and lending and financial institutions in their local communities. The CFB Banks also compete indirectly with regional and national financial institutions. CFB believes that the CFB Banks' market areas are small enough not to invite direct competition from large banks in most cases, and that the relatively low operating costs of the CFB Banks and their strong community relationships will allow them to compete successfully against larger financial institutions. However, changes in government regulation of banking, particularly recent legislation which remove restrictions on interstate banking and permit interstate branching, are likely to increase competition by out-of-state banking organizations or by other financial institutions. Further, CFB must compete with a variety of institutions and individuals for suitable acquisition candidates. Because of limited growth opportunities in existing markets served by CFB, management believes future growth in the business and earnings of CFB will depend largely on consummation of acquisitions by CFB consistent with CFB's acquisition strategy. Although CFB believes the money center banks and most major regional bank holding companies will continue to focus their acquisition efforts on banks and other financial institutions different from the acquisition candidates identified by the Company, certain regional holding companies have focused on CFB's targeted markets, and there can be no assurance that the acquisition strategies of CFB's competitors will not change.

STATUS OF CFB COMMON STOCK

     The CFB Common Stock to be issued in exchange for Mountain Parks Common Stock is junior to CFB's 7% Cumulative Convertible Preferred Stock and could be junior to other series of preferred stock issued in the future. CFB's Board of Directors is authorized, without shareholder approval, to issue debt instruments or shares of classes or series of Preferred Stock with terms and conditions to be determined by the Board of Directors, subject to certain limitations. CFB is party to a shareholders' rights agreement which could in certain circumstances serve as a deterrent against a possible change of control not approved by CFB's Board of Directors. See "Comparison of Stockholder Rights -- Anti-Takeover Provisions."

INTEREST RATES

     Banking company's earnings depend largely on the relationship between the cost of funds, primarily deposits, and the yield on earning assets. This relationship, known as the interest rate spread, is subject to fluctuation and is affected by regulatory, economic and competitive factors which influence interest rates, the volume and mix of interest earning assets and interest-bearing liabilities, and the level of non-performing assets. CFB is subject to interest rate risk to the degree that its interest bearing liabilities reprice or mature more slowly or more rapidly or on a different basis than their interest earning assets. Given CFB's current volume and mix of interest-bearing liabilities and interest earning assets, CFB's interest rate spread could be expected to increase during times of rising interest rates and, conversely, to decline during times of falling interest rates. Declines in interest rates may have an adverse effect on CFB's earnings in general.


                     PENDING AND RECENT ACQUISITIONS BY CFB

     CFB's strategy is to continue to acquire banks with approximately $20 million to $150 million in assets, primarily in selected communities with populations between 3,000 and 50,000 in the Acquisition Area. In addition to the Merger Agreement with Mountain Parks described elsewhere in this Joint Proxy Statement-Prospectus, CFB routinely solicits and reviews acquisition opportunities and, at any given time, may have one or more bids outstanding or may be involved in negotiations with the owners of financial institutions or other parties relative to a particular financial institution, its branches or its deposit accounts.

     On October 1, 1996, CFB acquired Financial Bancorp, Inc., Trinidad, Colorado ("Financial"), the holding company of Trinidad National Bank, Trinidad Colorado, which had consolidated total assets of $68.7 million and total stockholders' equity of $9.4 million as of June 30, 1996. Upon completion of the merger, CFB issued 538,803 shares of Common Stock to the former holders of Financial Common Stock. The market value of the CFB Common Stock issued in the merger was approximately $12.7 million, based on the closing price of CFB Common Stock on the Nasdaq National Market on September 30, 1996.

                               GENERAL INFORMATION

     This Joint Proxy Statement-Prospectus is being furnished to the stockholders of CFB and Mountain Parks in connection with the respective solicitations by the Boards of Directors of CFB and Mountain Parks of proxies to be voted at the CFB Special Meeting of Stockholders to be held on December 17, 1996 at 10:00 a.m., local time, and at any and all adjournments thereof, and at the Mountain Parks Special Meeting of Stockholders to be held on December 17, 1996 at 9:00 a.m., local time, and at any and all adjournments thereof. This Joint Proxy Statement-Prospectus and the enclosed form of proxy are first being sent to stockholders of CFB and Mountain Parks on or about November 13, 1996.

PURPOSE OF THE SPECIAL MEETINGS

     At the Special Meetings, stockholders of CFB and Mountain Parks will be asked to consider and vote upon the Merger Agreement providing for the Merger.
A copy of the Merger Agreement is attached hereto as Appendix A. Pursuant to the Merger Agreement, each stockholder of Mountain Parks will be entitled to receive, for each share of Mountain Parks Common Stock held at the Effective Time of the Merger, 1.275 shares of CFB Common Stock. Cash will be paid in lieu of fractional shares. See "The Merger - Conversion of Mountain Parks Common Stock."

     At the CFB Special Meeting, stockholders of CFB will also be asked to consider and vote upon an amendment to the CFB Certificate of Incorporation to increase the number of authorized shares of CFB Common Stock from 20,000,000 shares to 30,000,000 shares (the "Amendment"). See "Proposal Two For CFB Stockholders - Amendment to Certificate of Incorporation."

     If any other matters are properly presented at the Special Meetings for consideration, including, among other things, consideration of a motion to adjourn the Special Meeting to another time or place, the persons named in the enclosed form of proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment.

VOTE REQUIRED; SHARES ENTITLED TO VOTE

     The presence in person or by proxy of the holders of a majority of the outstanding shares of Mountain Parks and CFB Common Stock will constitute a quorum for the transaction of business at the Mountain Parks and CFB Special Meetings, respectively. APPROVAL OF THE MERGER WILL REQUIRE THE AFFIRMATIVE VOTE OF A MAJORITY OF THE OUTSTANDING SHARES OF EACH OF MOUNTAIN PARKS AND CFB COMMON STOCK, RESPECTIVELY. APPROVAL OF THE AMENDMENT WILL REQUIRE THE AFFIRMATIVE VOTE OF A MAJORITY OF THE OUTSTANDING SHARES OF CFB COMMON STOCK. Holders of record of Mountain Parks and CFB Common Stock at the close of business on November 8, 1996 are entitled to receive notice of, and to vote at, the Mountain Parks and CFB Meetings, respectively. At the close of business on November 4, 1996, there were 3,910,218 shares of Mountain Parks Common Stock outstanding and 11,983,935 shares of CFB Common Stock outstanding, net of treasury shares. Each share of Mountain Parks Common Stock and CFB Common Stock will be entitled to one vote.

     As of the Record Date, all executive officers and directors of CFB (as a group) were entitled to vote approximately 859,000 shares of CFB Common Stock, or approximately 7.1% of the shares of CFB Common Stock then outstanding.

     As of the Record Date, directors and officers of Mountain Parks and their affiliates owned beneficially an aggregate of 1,571,600 shares (or 39.7%) of the outstanding Mountain Parks Common Stock. Dennis M. Mathisen, Daniel T. Lindsay and John A. Fischer, who collectively beneficially own 1,586,450 shares (or 39.8%) of the Mountain Parks Common Stock, have each entered into separate agreements with CFB whereby, among other things, they have agreed to vote their shares in favor of the Merger. See "The Merger - The Shareholder Agreements."

VOTING AND REVOCATION OF THE PROXIES

     The Boards of Directors of CFB and Mountain Parks have unanimously approved the Merger, and the Board of Directors of CFB has unanimously approved the Amendment. CFB and Mountain Parks stockholders' affirmative votes on the approval of the Merger Agreement are solicited on behalf of the respective Boards of Directors of CFB and Mountain Parks. Such stockholders should SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ACCOMPANYING ENVELOPE. No postage is required if mailed within the United States. Shares represented by proxies properly signed, dated and returned will be voted at the applicable Special Meeting in accordance with the instructions set forth therein. If a proxy is properly signed but contains no such instructions, the shares represented thereby will be voted FOR the Merger at the CFB and

Mountain Parks Special Meetings and at the discretion of the proxyholders as to any other matters which may properly come before the Special Meeting. If an executed proxy card is returned by a broker holding shares of Mountain Parks Common Stock or CFB Common Stock in street name which indicates that the broker does not have discretionary authority as to certain shares to vote on any matter, or if a Mountain Parks or CFB stockholder abstains from voting on any proposal, the shares represented by such proxy will be considered present at the respective Special Meeting for purposes of determining a quorum and for purposes of calculating the vote, but will not be voted with respect to such matter. Therefore, abstentions and "broker non-votes" will have the same effect as votes against the proposals.

     Each proxy may be revoked at any time before it is voted by executing and returning a proxy bearing a later date, by giving written notice of revocation to the Secretary of the Special Meeting or by attending the Special Meeting and voting in person.

     MOUNTAIN PARKS STOCKHOLDERS SHOULD NOT SEND THEIR STOCK CERTIFICATES WITH THEIR PROXY CARDS. See "The Merger - Delivery of CFB Common Stock."

SOLICITATION OF PROXIES

     Following the mailing of proxy soliciting materials, directors, officers and employees of Mountain Parks and CFB (who will not be specifically compensated for such services) may solicit proxies by mail, telephone, telegraph and personal interviews. CFB has retained D.F. King & Co., Inc. to assist in the solicitation of proxies from CFB's stockholders for a fee estimated at $3,000. Mountain Parks and CFB will bear their respective expenses of proxy solicitation, including reimbursement of reasonable out-of-pocket expenses incurred by brokerage houses and other custodians, nominees and fiduciaries in forwarding proxy soliciting material to the beneficial owners of stock held of record by such persons.

                        MARKET PRICES AND DIVIDEND POLICY

MARKET FOR CFB COMMON STOCK

     CFB Common Stock is quoted on the Nasdaq National Market under the symbol CFBX. The first public announcement of the proposed Merger was made during the trading day on June 25, 1996. On that date and on November 1, 1996, the closing sales price per share of CFB Common Stock as quoted on the Nasdaq National Market was $24.25 and $25.00, respectively.

MARKET FOR MOUNTAIN PARKS COMMON STOCK

     Mountain Parks Common Stock is quoted on the Nasdaq National Market under the symbol MPFC. On June 25, 1996 and on November 1, 1996, the closing sales price per share of Mountain Parks Common Stock as quoted on the Nasdaq National Market was $25.00 and $30.625, respectively.

STOCKHOLDER DATA

     As of November 1, 1996, there were approximately 950 owners of record of CFB Common Stock and an estimated 3,600 additional beneficial stockholders whose stock was held in street name by brokerage houses and 54 holders of record of depositary shares representing CFB's preferred stock. At that same date, there were approximately 120 owners of record of Mountain Parks Common Stock and an estimated 1,900 additional beneficial stockholders whose stock was held in street name by brokerage houses.

CFB COMMON STOCK DIVIDEND PAYMENT HISTORY AND RESTRICTIONS

     Since its initial public offering in August, 1991, CFB has paid quarterly cash dividends on its Common Stock. Since the quarterly dividend was $.12 per share in 1995 and $.14 per share during 1996. The final determination of the timing, amount and payment of dividends on the CFB Common Stock is at the discretion of the CFB Board of Directors and depends on conditions at the time of each quarterly board meeting, including CFB's profitability, financial condition, capital requirements and other relevant factors, including the restrictions described below. The principal source of CFB's income (including the funds needed to pay dividends on the CFB Common Stock) is payment to it of dividends from the CFB Banks. The payment of dividends by the CFB Banks is subject to certain restrictions imposed by federal and state banking laws and regulations.


     CFB's ability to pay cash dividends on its Common Stock is subject to statutory restrictions and restrictions arising under the terms of its outstanding securities. Under applicable law, cash dividends may be paid only from surplus, or, if there is no surplus, from net profits earned in the current and/or preceding fiscal year. Applicable Federal regulators may also impose restrictions on the ability of a bank holding company to pay dividends. CFB does not believe that Delaware corporate law, applicable banking law, or the terms of its securities will materially inhibit its plans to pay cash dividends on the CFB Common Stock in the foreseeable future.

MOUNTAIN PARKS DIVIDEND POLICY AND PAYMENT HISTORY

     The Board of Directors of Mountain Parks has not paid cash dividends on its Common Stock since 1982, and does not intend to declare a cash dividend in the remainder of 1996. It has been Mountain Parks' policy generally to retain its earnings to support continued growth. Mountain Park's ability to declare dividends is largely dependent upon its receipt of cash dividends from its subsidiary bank, which is subject to federal and state regulatory restrictions tied to the earnings and capital of the bank. In addition, the terms of Mountain Parks' outstanding 9% Exchangeable Subordinated Notes due 2005 effectively foreclose its ability to pay dividends on its Common Stock.

                                  PROPOSAL ONE
                     FOR CFB AND MOUNTAIN PARKS STOCKHOLDERS

                        APPROVAL OF THE MERGER AGREEMENT

                       -----------------------------------

                                   THE MERGER

     THE FOLLOWING DESCRIPTION CONTAINS, AMONG OTHER INFORMATION, SUMMARIES OF CERTAIN PROVISIONS OF THE MERGER AGREEMENT AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT THEREOF, A COPY OF WHICH IS REPRODUCED AS APPENDIX A TO THIS JOINT PROXY STATEMENT-PROSPECTUS AND INCORPORATED HEREIN BY REFERENCE.

GENERAL

     CFB and Mountain Parks have entered into the Merger Agreement, which provides that Mountain Parks will be merged with and into CFB, and each outstanding share of Mountain Parks Common Stock will be converted at the Effective Time of the Merger into 1.275 shares of CFB Common Stock and the right to receive cash in lieu of any fractional shares. See "The Merger - Conversion of Mountain Parks Common Stock." Subject to the terms and conditions of the Merger Agreement, the Effective Time of the Merger will be on the date a Certificate of Merger is filed with the Secretary of State of the State of Delaware. It is presently contemplated that the Effective Time of the Merger will be as soon as practicable after stockholder approval of the Merger.

BACKGROUND OF THE MERGER

     The terms and conditions of the Merger Agreement were determined through arms length negotiations between the managements and boards of directors of CFB and Mountain Parks. The following is a brief summary of those negotiations.

     Donald R. Mengedoth, President and Chief Executive Officer of CFB, and Dennis M. Mathisen, President of Mountain Parks, have been acquainted for a number of years as a result of their activities in the banking industry. During that time, they had several casual discussions about the possible advantages to CFB and Mountain Parks of a business combination. No specific negotiations had occurred prior to 1996. In January 1996, Mr. Mathisen determined to explore the possibility of a business combination more seriously. He contacted Mr. Mengedoth for that purpose in late February, 1996 and provided Mr. Mengedoth with a package of financial information concerning Mountain Parks in early March 1996. On March 21, 1996, Mr. Mengedoth and Mr. Mathisen met in Denver, Colorado to discuss a possible merger. After that discussion, they agreed to exchange additional information and began to focus on a range of exchange ratios and other terms of the transaction. On April 2, 1996, Mr. Mengedoth, Mark A. Anderson, Executive Vice President and Chief Financial Officer of CFB, Mr. Mathisen and John A. Fischer, Mr. Mathisen's financial advisor, met at Mountain Parks' offices in Minneapolis, Minnesota to continue the discussions. During that meeting, they discussed possible exchange ratios.

     On April 22, 1996, Mr. Mengedoth attended a meeting of Mountain Parks' Board of Directors to provide information to that Board concerning the structure, financial condition and operating philosophy of CFB. The purpose of that meeting was purely informational and there were no specific negotiations of the terms of the transaction. On April 26, 1996, Mr. Mengedoth and Mr. Mathisen met again at Mountain Parks' offices in Minneapolis to discuss the exchange ratio and other aspects of the proposed transaction. No final agreement was reached, but the parties agreed to continue negotiations.

     During the first week of May 1996, Mr. Mengedoth and Mr. Mathisen attended a conference of bank executives. During that time, they had occasional discussions about the proposed transaction but did not conduct extensive negotiations.

     Beginning in mid-May 1996 and continuing through mid-June 1996, counsel for and representatives of CFB and Mountain Parks prepared and commented on drafts of proposed acquisition agreements. Negotiations concerning the final exchange ratio continued during that period and, as is customary, various other issues were raised and negotiated in the drafting process. The exchange ratio of 1.275 shares of CFB for each share of Mountain Parks was agreed upon on or about June 5, 1996.

     On June 12, 1996 Mountain Parks retained Piper Jaffray to render a fairness opinion to its stockholders with respect to the transaction. On June 18, 1996, CFB retained The Chicago Corporation to deliver a fairness opinion to its stockholders with respect to the Merger.

     The Merger Agreement was approved by the Mountain Parks Board of Directors on June 24, 1996 and on June 17, 1996 by the CFB Finance Committee, which had been granted authority by the CFB Board of Directors to pass on the matter. The definitive Merger Agreement was executed on June 25, 1996.

REASONS FOR THE MERGER

     The Board of Directors of Mountain Parks believes that the Merger is in the best interests of Mountain Parks' stockholders. In reaching that conclusion, the Board considered the following factors, among others.

     CFB's greater size and geographic diversity make it less subject to operating risks such as economic downturns in a particular regional economy and adverse weather or other natural conditions in a particular market area. In addition, CFB's greater access to capital will allow it to pursue more aggressively and on a broader geographic scale the kind of acquisition strategy that Mountain Parks has historically pursued in Colorado. The opportunities for continued growth in Mountain Parks' markets have diminished as a result of intense acquisition activities by other banking institutions in the recent past. The combination with CFB will allow Mountain Parks' stockholders to continue to benefit from growth through acquisitions and economies of scale.

     Mountain Parks' Board of Directors also considered the management style and philosophy of CFB, which are similar to those of Mountain Parks. Both organizations are dedicated to providing customer service of the highest quality. Both organizations accord significant independence to the managers of their banks to make decisions on a local level that fit local conditions. Managers and employees are encouraged to become part of the communities in which they are located in order to foster long term-banking relationships. Mountain Parks believes that these factors have been key to its growth and success and that they will maximize the prospects of continued growth and success for CFB.

     Mountain Parks has grown significantly in recent years. In order to manage its expanded operations on a stand-alone basis, the Mountain Parks management team would need to be expanded and restructured. CFB has in place a management structure that will accommodate the addition of the Mountain Parks Banks on a more efficient basis than would be possible through the expansion of Mountain Parks' own management. The Mountain Parks Board believes that the stockholders will benefit from these increased economies of scale.

     As a result of regulatory changes in recent years, competitive conditions in Mountain Parks' market areas have changed and are continuing to change. Effective January 1, 1997, unlimited intrastate branching will be allowed in Colorado for the first time. The effect of this change, coupled with recent federal legislation allowing interstate branching effective July 1, 1997, cannot be predicted with certainty. However, these developments are expected to make it more difficult for a relatively small bank holding company like Mountain Parks to compete effectively. The Board of Directors of Mountain Parks believes that a larger institution such as CFB will be better positioned to compete in the modern regulatory environment.

     THE BOARD OF DIRECTORS OF MOUNTAIN PARKS UNANIMOUSLY RECOMMENDS THAT MOUNTAIN PARKS' STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER.

     The CFB Board believes that the Merger with Mountain Parks is in the best interests of the CFB stockholders based on its analysis of the following factors. The CFB Board did not determine the relative weight of these factors in concluding to recommend the approval of the Merger.

     - The acquisition of the Mountain Parks Banks is consistent with CFB's strategy to acquire banks with approximately $20 million to $150 million in total assets in communities in the Acquisition Area with populations between 3,000 and 50,000.

     - The opinion of CFB's financial advisor, The Chicago Corporation, that the distribution of the Merger Consideration to the Mountain Parks stockholders by CFB is fair to the CFB stockholders from a financial point of view.

     - Market factors, including the size and long-term viability of the communities served by the Mountain Parks Banks, the market share of these banks in their respective markets and the proximity of existing CFB Banks.

     - The favorable level of profitability of the real estate construction lending business of Mountain Parks.

     - Financial performance factors, including historical performance, and comparison of the Mountain Parks Banks to peers and the CFB Banks in terms of key operating performance ratios and target capital ratios.

     - Non-financial factors, including the Mountain Parks' management personnel's experience and skill and the demand on CFB's management resources to integrate the Mountain Parks Banks into CFB's organization.

     - CFB's Board of Directors' belief that the acquisition of Mountain Parks will enhance CFB's stable, relatively low-cost deposit base and broaden CFB's earnings base.

     - CFB's Board of Directors' belief that the acquisition of Mountain Parks will strengthen CFB's position in Colorado, one of the fastest growing banking and financial service market opportunities in the United States.

     THE BOARD OF DIRECTORS OF CFB UNANIMOUSLY RECOMMENDS THAT THE CFB STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER.

OPINION OF CFB'S FINANCIAL ADVISOR

     On August 5, 1996, The Chicago Corporation delivered a written opinion to the CFB Board that, based upon and subject to the various considerations set forth in the opinion, the consideration being paid by CFB in the Merger is fair from a financial point of view to CFB's stockholders as of the date of its opinion. The Chicago Corporation has also delivered an updated written opinion to the Board dated as of the date of this Joint Proxy Statement - Prospectus. The updated opinion is based upon a review of the financial and other information reviewed by The Chicago Corporation in rendering the opinion on August 5, 1996, along with a review of the information set forth in this Joint Proxy Statement - Prospectus and the financial results for CFB and Mountain Parks made available since August 5, 1996.

     The CFB Board reviewed the materials and presentations of The Chicago Corporation and made inquiries of The Chicago Corporation personnel as to the methodology and the assumptions utilized in its analyses. No limitations were imposed by the CFB Board upon The Chicago Corporation with respect to the investigations made or procedures followed by it in rendering its opinions.

     The full text of the opinion of The Chicago Corporation, which sets forth assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Appendix B. CFB stockholders are urged to read the opinion in its entirety.

     During the course of its engagement, The Chicago Corporation has among other things: (i) reviewed the financial terms and conditions of the Merger Agreement; (ii) reviewed certain publicly available financial and other data, including the audited and unaudited recent financial statements of CFB and Mountain Parks, as well as certain other relevant internally generated CFB and Mountain Parks reports relating to asset/liability management, asset quality and so forth; (iii) reviewed and analyzed other material bearing upon the financial and operating condition of CFB and Mountain Parks and material prepared in connection with the proposed transaction; (iv) reviewed the operating characteristics of certain other financial institutions deemed relevant to the contemplated transaction; (v) reviewed the nature and terms of recent sale and merger transactions involving banks, thrifts, bank and thrift holding companies and other financial institutions that we considered relevant; (vi) reviewed historical and current market data for CFB Common Stock and Mountain Parks Common Stock; (vii) conducted meetings with members of the senior managements of CFB and Mountain Parks for the purpose of reviewing the future prospects of CFB and Mountain Parks and the strategic objectives of each; (viii) reviewed certain information including forecasts pertaining to prospective cost savings and revenue enhancements relative to the Merger; and (ix) performed such other analyses and examinations as were deemed appropriate.

     In preparing its opinion, The Chicago Corporation assumed and relied upon the accuracy and completeness of all financial and other information reviewed by it for purposes of formulating its opinion and did not independently verify such information or undertake an independent evaluation or appraisal of the assets or liabilities of CFB or Mountain Parks, nor was it furnished with any such evaluation or appraisal. The Chicago Corporation is not an expert in the evaluation of allowances for loan losses and has not made an independent evaluation of the adequacy of the allowance for loan losses of CFB or Mountain Parks, nor has it reviewed individual credit files; it assumed that the aggregate allowances for loan losses is adequate to cover such losses. The Chicago Corporation assumed and relied upon the senior managements of CFB and Mountain Parks as to the reasonableness and achievability of the financial and operating forecasts and the assumptions and bases thereto furnished by CFB and Mountain Parks. The opinions of The Chicago Corporation are necessarily based on economic, market and other conditions as in effect on, and the information made available to The Chicago Corporation, as of the respective dates of such opinions.

     THE CHICAGO CORPORATION'S OPINION IS DIRECTED ONLY TO THE FAIRNESS TO CFB'S STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW OF THE CONSIDERATION TO BE PAID IN THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO CFB STOCKHOLDERS AS TO HOW ANY SUCH STOCKHOLDER SHOULD VOTE AT THE CFB SPECIAL MEETING. THE SUMMARY OF THE OPINION OF THE CHICAGO CORPORATION SET FORTH IN THIS PROXY STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     The following is a summary of the material terms considered and the analyses performed by The Chicago Corporation in rendering its opinions during the course of its engagement in connection with the August 6, 1996 opinion and the updated opinion.

     COMPARABLE COMPANY ANALYSIS. The Chicago Corporation analyzed the market price, market-to-book value and price-to-earnings multiples and operating characteristics of the following selected comparable companies which it deemed to be reasonably similar to Mountain Parks in size, financial character, operating character, historical performance and/or geographic market: Southwest Bancorp, Inc. of Stillwater, OK; Vectra Banking Corporation of Denver, CO; Southside Bancshares Corp. of St. Louis, MO; Cass Commercial Corporation of Sunset Hills, MO; Aspen Bancshares, Inc. of Aspen, CO; American Bancorp of Nevada of Las Vegas, NV; Allegiant Bancorp, Inc. of Clayton, MO; BNCCORP, Inc. of Bismarck, ND; Mahaska Investment Company of Oskaloosa, IA; Union Bankshares, Ltd. of Denver, CO; Comstock Bank of Reno, NV; and MNB Bancshares, Inc. of Manhattan, KS.

     This analysis indicated that non-control interests in companies considered comparable to Mountain Parks trade in the public market at an average of 1.502 times book value, 1.677 times tangible book value and at an average multiple of price to trailing 12 months earnings of 13.21.

     COMPARABLE TRANSACTION ANALYSIS. The Chicago Corporation reviewed selected comparable merger and acquisition transactions. The following merger transactions were reviewed based on publicly-available data (the acquiror is named first and italicized, followed by the seller): UNION PLANTERS CORP, Financial Bancshares; FIRST INTERSTATE BANCSYSTEM, First Interstate-WY, MT; FIRST NATIONAL OF NE, Boulder Bancorp; ZIONS BANCORP, Southern Arizona Bancorp; NORWEST CORPORATION, AmeriGroup; CENTRAL BANCOMPANY, Pleasant Hope Bancshares; VECTRA BANKING CORP, Bank Land Company; BANCFIRST, City Bankshares Inc; UMB FINANCIAL CORP, First Sooner Bancshares; FIRST BANK SYSTEM, Midwestern Services; NORWEST CORPORATION, Dickinson Bancorp; MERCANTILE BANCORP, AmeriFirst Bancorp; MERCANTILE BANCORP, Southwest Bancshares; COMMUNITY FIRST BANKSHARES, First Community Bankshares; COMMUNITY FIRST BANKSHARES, Abbott Bank Group; NORWEST CORPORATION, Goldenbanks of CO; MERCANTILE BANCORP, Central Mortgage Bancshares; COMMERCE BANCSHARES, Union Bancshares; BANCFIRST, State National Bank; FIRST BANK SYSTEM, First Western Corp; KEYCORP, OmniBancorp; COMMUNITY FIRST BANKSHARES, Minowa Bancshares; NORWEST CORPORATION, American Republic; FIRST NATIONAL OF NE, Union Colony Bancorp; FIRSTIER FINANCIAL, Cornerstone Bank Group; WBH, INC, Equitable Bankshares; KEYCORP, Commercial Bancorp of CO; NORWEST CORPORATION, First National Banks; FIRST NATIONAL OF NE, 1st Interstate Bank; and FIRST BANK SYSTEM, Colorado National Bancshares.

     Comparable transactions were selected by The Chicago Corporation on the basis of comparability in asset size to Mountain Parks and geographic comparability of the markets served by the acquired institutions to those of Mountain Parks. For the comparable transactions, the multiple of purchase price to book value ranged from 1.12 to 2.73 with the averages ranging from 1.87 to
2.16. The CFB offer to Mountain Parks represented a multiple of price to March 31, 1996 book value of 2.15.

     For the selected comparable transactions, the multiple of purchase price to tangible book value ranged from 1.12 to 2.90 with the averages ranging from 2.01 to 2.26. The CFB offer to Mountain Parks represented a multiple of price to March 31, 1996 tangible book value of 2.87.

     For the selected comparable transactions, the multiple of price to trailing 12 months earnings ranged from 7.6 times to 18.9 times with the averages ranging from 14.0 to 14.1 times. The proposed purchase price for Mountain Parks represented a multiple of price to earnings (for the 12 months ended March 31, 1996) of 13.8 times.

     FINANCIAL IMPLICATIONS TO CFB STOCKHOLDERS. The Chicago Corporation has prepared analyses of the financial implications of the Merger to a CFB stockholder based on projections of stand-alone and pro forma financial performance. These analyses indicate that on a pro forma equivalent basis a stockholder of CFB would achieve accretion in earnings per share and per share dividends as a result of the consummation of the Merger. It was also estimated that CFB stockholders would incur dilution to their book value and tangible book value per share. Such dilution would remain over the five-year period of the analysis, diminishing over time.

     NET PRESENT VALUE ANALYSIS. The Chicago Corporation prepared a net present value analysis which indicated theoretical values for Mountain Parks, based on management estimates of financial performance over the next five years and assuming various terminal values derived from current pricing for comparable bank sellers. Assuming a 15% discount rate as indicative of the return an average investor might expect an investment such as Mountain Parks Common Stock, the results of this analysis indicated a range of theoretical values for Mountain Parks between $29.75 and $42.55 per share.

     The summary of The Chicago Corporation analyses as set forth above is a fair summary thereof but does not purport to be a complete description of the presentations by The Chicago Corporation to the CFB Board. The Chicago Corporation believes that its analysis and the summary set forth above must be considered as a whole and that selecting portions of the analysis, without considering all factors and analyses, could create an incomplete view of the process by which a fairness opinion is rendered. In connection with its analyses, The Chicago Corporation assumed that there would not be any material adverse change prior to the Effective Time in general economic, business, market and/or regulatory conditions, all of which are beyond the control of CFB and Mountain Parks. The analyses performed by The Chicago Corporation are not necessarily indicative of actual values of future results, which may be significantly more or less favorable than suggested by such analyses.

     CFB retained The Chicago Corporation as its financial advisor on the basis of the firm's reputation, experience and familiarity with the banking industry and with merger and acquisition transactions. As part of its investment banking business, The Chicago Corporation is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuation for corporate and other purposes.

     The fees due to The Chicago Corporation under the agreement between The Chicago Corporation and CFB were payable to The Chicago Corporation as follows:
$100,000 at the delivery of the opinion and $50,000 at the delivery of the updated opinion. The Chicago Corporation will also receive reimbursement for certain out-of-pocket expenses, and CFB has agreed to indemnify The Chicago Corporation against certain liabilities, including liabilities which may arise under securities law.

OPINION OF MOUNTAIN PARKS' FINANCIAL ADVISOR

     Piper Jaffray was retained by Mountain Parks in June, 1996 to render its opinion to the Mountain Parks Board regarding the fairness, from a financial point of view, to the holders of Mountain Parks Common Stock (the "Mountain Parks Shareholders") of the consideration to be received by them in the Merger. On August 5, 1996, Piper Jaffray delivered to the Mountain Parks Board its written opinion to the effect that, as of the date of its opinion and based on and subject to the assumptions, factors and limitations as set forth in the opinion and as described below, the consideration proposed to be received by the Mountain Parks Shareholders based on a Exchange Ratio of 1.275, is fair to the Mountain Parks Shareholders from a financial point of view (the "Piper Jaffray Opinion"). A copy of the Piper Jaffray Opinion is attached hereto as Appendix
C. The Mountain Parks Shareholders are urged to read the attached Piper Jaffray Opinion in its entirety.

     The Piper Jaffray Opinion is directed to the Mountain Parks Board and does not constitute a recommendation to any Mountain Parks Shareholder as to how such shareholder should vote with respect to the Merger. Piper Jaffray was not requested to and did not make any recommendation to the Mountain Parks Board as to the form or amount of consideration to be received by the Mountain Parks Shareholders in the Merger. Piper Jaffray was not requested to opine as to, and the Piper Jaffray Opinion does not address, the Board's underlying business decision to proceed with or effect the Merger.

     In reaching its conclusion as to the fairness to the Mountain Park Shareholders of the consideration to be received by such shareholders in the Merger and in its presentation to the Mountain Parks Board, Piper Jaffray did not rely on any single analysis or factor described below, assign weights to the analyses or factors considered by it, or make any conclusions as to how the results of any given analysis, taken alone, supported its fairness opinion. The preparation of a fairness opinion is a complex process and not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that its analysis must be considered as a whole and that selecting portions of its analysis, and of the factors considered by it, without considering all factors and analyses, would create a misleading view of the process underlying the Piper Jaffray Opinion. The analyses of Piper Jaffray are not necessarily indicative of the future values or future results, which may be significantly more or less favorable than suggested by the analyses. Analyses relating to the value of companies do not purport to be appraisals or valuations or necessarily reflect the price at which companies may actually be sold. No company or transaction used in any comparable analyses as a comparison is identical to Mountain Parks, CFB or the Merger.

     Accordingly, an analysis of results is not mathematical. Rather, it involves complex considerations and judgments concerning, among other things, similarities and differences in financial and operating characteristics of the Comparable Companies (as defined below) and such other factors, as deemed relevant by Piper Jaffray.

     In arriving at the Piper Jaffray Opinion, Piper Jaffray reviewed, among other things, (i) the Merger Agreement, (ii) certain publicly available information relative to Mountain Parks (iii) certain projected financial data for Mountain Parks based on assumptions provided by the management of Mountain Parks, (iv) certain financial and securities data of Mountain Parks and companies deemed similar to Mountain Parks, (v) to the extent publicly available, the financial terms of certain merger and acquisition transactions involving acquired entities deemed similar to Mountain Parks, (vi) certain publicly available information relative to CFB, (vii) certain projected financial data for CFB provided by the management of CFB, (viii) certain projected financial data of the combined company resulting from the Merger (the "Combined Company") provided by the management of CFB, and (ix) certain financial and securities data of CFB and companies deemed similar to CFB. In addition, Piper Jaffray engaged in discussion with members of the management of Mountain Parks concerning the financial condition, current operating results and business outlook for Mountain Parks and with members of the management of CFB concerning the financial condition, current operating results and business outlook for CFB and the Combined Company and CFB's plans relating to the Combined Company.

     In delivering the Piper Jaffray Opinion to the Mountain Parks Board on August 5, 1996, Piper Jaffray prepared and delivered to the Mountain Parks Board certain written material containing certain analyses and other information relevant to the Piper Jaffray Opinion. The following is a summary of those materials:

     SELECTED MARKET INFORMATION. Piper Jaffray reviewed, among other things, certain stock trading characteristics of Mountain Parks and CFB Stock including stock prices and volume comparisons, as well as dividend payout and yield comparisons.

     DILUTION ANALYSIS. Piper Jaffray analyzed the hypothetical pro forma effects of the Merger, on a share equivalent basis, on Mountain Parks' earnings per share and tangible book value per share (the "Dilution Analysis"). In performing the Dilution Analysis, Piper Jaffray analyzed the projections of fully diluted earnings per share and tangible book value per share of Mountain Parks for 1996, 1997 and 1998 provided by the management of Mountain Parks and calculated pro forma estimates of fully diluted earnings per share and tangible book value per share for the Combined Company based upon pro forma projections for the Combined Company prepared by the management of CFB (the "Nonacquisition Growth Scenario") excluding the impact of non-recurring transaction expenses and assuming earnings enhancements in 1997 and 1998 which are expected to result from, among other things, expense reductions. This analysis showed, among other things, that, on a share equivalent basis, holders of Mountain Parks Common Stock would realize accretion in earnings per share and in tangible book value per share in each of 1996, 1997 and 1998. Additionally, Piper Jaffray performed a Dilution Analysis on alternative financial projections provided by the management of Mountain Parks and CFB which assumed, among other things, increases in revenues for Mountain Parks and CFB as the result of acquisitions by both companies in 1997 and 1998 (the "Acquisition Growth Scenario"). The Dilution Analysis performed by Piper Jaffray using the Acquisition Growth Scenario, excluding non-recurring transaction expenses and assuming earnings enhancements in 1997 and 1998 indicated, among other things, that, on a share equivalent basis, holders of Mountain Parks Common Stock would realize accretion in earnings per share and in tangible book value per share in each of 1997 and 1998.

     CONTRIBUTION ANALYSIS. Piper Jaffray analyzed the hypothetical pro forma contribution provided by each of Mountain Parks and CFB to the Combined Company on a projected basis for 1996 through 2000 (the "Contribution Analysis") based upon the Nonacquisition Growth Scenario. The analysis showed, among other things, that for the six months ended June 30, 1996 and for the years ended December 31, 1997 and 1998, respectively on a projected basis, Mountain Parks would contribute the following percentages of the pro forma amounts of the Combined Company: 23.8%, 26.6% and 26.2%, respectively of net income after payment of dividends on preferred stock; 16.9%, 20.3% and 21.0%, respectively of total assets; 14.1%, 14.6% and 15.5%, respectively of loan loss reserves; and 21.9%, 24.0% and 25.1%, respectively of tangible book value. Piper Jaffray also performed a Contribution Analysis on the Acquisition Growth Scenario and calculated that for the six months ended June 30, 1996 and for the years ended December 31, 1997 and 1998, respectively on a projected basis, Mountain Parks would contribute the following percentages of the pro forma amounts of the Combined Company: 23.8%, 26.5% and 25.9%, respectively of net income after payment of dividends on preferred stock; 16.9%, 20.2% and 20.7%, respectively of total assets; 14.1%, 14.6% and 15.5% of loan loss reserves; and 21.9%, 24.0% and 25.2% of tangible book value. Based on the Exchange Rate of 1.275 shares of CFB stock for every share of Mountain Parks Common Stock, the holders of Mountain Parks Common Stock will own 27.5% of the Combined Company on a fully diluted basis.

     MERGER AND ACQUISITION TRANSACTION ANALYSIS. Piper Jaffray reviewed publicly available information for selected completed transactions announced after January 1, 1994 involving acquisitions of banks headquartered in the 10th Federal Reserve District or Utah in which the total assets of the target company ranged from $100,000,000 to $1,000,000,000. The comparable transactions reviewed included eight transactions in which the shareholders of the acquired company received all stock in consideration for their shares (the "Stock Only Comparable Transactions") and four transactions in which the shareholders of the acquired company received either all cash or a combination of cash and stock for their shares in the acquired company (the "Mixed Consideration Comparable Transactions"). Piper Jaffray calculated a value for the consideration to be received by Mountain Parks Shareholders (the "Implied Transaction Value") based upon a share price for CFB Common Stock of $22.63 on August 1, 1996 and the Exchange Ratio. Piper Jaffray calculated the Implied Transaction Value to be 13.48x Mountain Parks' latest twelve months ("LTM") net income, compared to Implied Transaction Value/LTM net income multiples with a range of 9.62x to 23.97x, a mean of 14.06x and a median of 13.24x for Stock Only Comparable Transactions and a range of 7.91x to 18.58x, a mean of 13.13x and a median of 13.02x for Mixed Consideration Comparable Transactions. Piper Jaffray calculated the Implied Transaction Value to be 2.76x Mountain Parks' tangible book value, compared to Implied Transaction Value/tangible book value multiples with a range of 1.37x to 2.92x, a mean of 2.11x and a median of 2.07x for Stock Only Comparable Transactions and a range of 1.11x to 3.53x, a mean of 1.89x and a median of 1.47x for Mixed Consideration Comparable Transactions. Piper Jaffray calculated the Implied Transaction Value to be 0.23x Mountain Parks' total assets, compared to Implied Transaction Value/total asset multiples with a range of 0.12x to 0.23x, a mean of 0.16x and a median of 0.16x for Stock Only Comparable Transactions and a range of 0.13x to 0.18x, a mean of 0.16x and a median of 0.16x for Mixed Consideration Comparable Transactions. Piper Jaffray also calculated the Implied Transaction Value to be 0.30x Mountain Parks' total deposits compared to a range of 0.14x to 0.28x, a mean of 0.19x and a median of 0.19x for Stock Only Comparable Transactions and a range of 0.14x to 0.21x, a mean of 0.18x and a median of 0.18x for Mixed Consideration Comparable Transactions.

     PREMIUM ANALYSIS. Piper Jaffray reviewed publicly available information for selected completed transactions announced after January 1, 1994 involving acquisitions of publicly traded financial institutions. Piper Jaffray selected 67 completed transactions which it deemed to be comparable (the "Premium Comparable Transactions") and calculated the premium (or discount) to the target's stock price represented by the consideration to be received by the target's shareholders. Based on the closing price per share of each target company's common stock one day prior to an announcement of the transaction, holders of Mountain Parks Common Stock would receive a 22.8% premium compared to a range of a 5.2% discount to a 59.8% premium, a 22.5% mean and a 19.9% median premium for Premium Comparable Transactions and based on the closing price per share of each target company's common stock one month prior to an announcement of the transaction, holders of Mountain Parks Common Stock would receive a 32.6% premium compared to a range of a 0.1% discount to a 92.7% premium, a 34.2% mean and a 30.0% median premium for Premium Comparable Transactions.

     DISCOUNTED DIVIDEND ANALYSIS. Piper Jaffray prepared an estimated stand-alone valuation for Mountain Parks by adding (i) the present value of implied future dividend streams that might be available to be paid by Mountain Parks over a five-year period from 1996 through 2000 and (ii) the present value of Mountain Parks' estimated terminal value (the "Discounted Dividend Analysis"). The Discounted Dividend Analysis was performed under two scenarios: (i) without acquisition growth ("Scenario I") and (ii) with acquisition growth ("Scenario II"). Under Scenario I, the implied future dividend stream projection was based upon the assumption that Mountain Parks would maximize yearly dividend payments subject to maintaining a constant year-end ratio of tangible equity to tangible assets of 6.5%. The net income projected for 1996 was based upon Mountain Parks' internal budget, adjusted for acquisitions completed in July, 1996. Net income for 1997 through 2000 was projected based upon a range of internal asset growth of 10% declining to 6% and a range of return on average assets of 1.7% declining to 1.5%. Scenario II includes the same assumptions as Scenario I with respect to the tangible equity to tangible assets ratio, internal asset growth and return on average tangible assets. Scenario II also assumes acquisition driven asset growth of 10% declining to 7% with such acquisitions being made at a 40% premium to book value and funded with cash. Under both Scenario I and Scenario II, terminal values were calculated by applying a range of multiples of 12.0x to 14.0x to projected net income in 2000. The dividend streams and terminal values were discounted to present values using a range of discount rates from 13.0% to 17.0%. The analysis indicated a value per share of Mountain Parks' Common Stock ranging from $24.00 to $30.74 under Scenario I and from $27.73 to $36.26 under Scenario II.

     COMPARABLE COMPANY ANALYSES. Piper Jaffray compared certain financial information and stock market information relating to Mountain Parks to corresponding data and ratios for a group of publicly traded commercial banks and bank holding companies in the 10th Federal Reserve District and Utah with assets in the range of $100,000,000 to $1,000,000,000 (the "Mountain Parks Comparable Companies"). Based on the closing prices for shares of common stock of Mountain Parks and each of the Mountain Parks Comparable Companies on June 24, 1996 (which date is one day prior to the announcement of the Merger), Piper Jaffray calculated the following multiples: (i) market price to LTM earnings per share of 11.2x for Mountain Parks, compared to a range of 10.1x to 14.8x, a mean of 12.9x and a median of 12.7x for the Mountain Parks Comparable Companies; (ii) market price to 1996 estimated earnings per share of 9.3x for Mountain Parks, compared to a range of 9.9x to 11.4x, a mean of 10.7x and a median of 10.8x for the Mountain Parks Comparable Companies; (iii) market price to 1997 estimated earnings per share of 8.2x for Mountain Parks, compared to a range of 8.9x to 10.9x, a mean of 9.7x and a median of 9.5x for the Mountain Parks Comparable Companies; (iv) market price to book value of 1.7x for Mountain Parks, compared to a range of 1.0x to 2.2x, a mean of 1.5x and a median of 1.5x for the Mountain Parks Comparable Companies; and (vi) market price to tangible book value of 2.3x for Mountain Parks, compared to a range of 1.1x to 2.2x, a mean of 1.6x and a median of 1.5x for the Mountain Parks Comparable Companies.

     Piper Jaffray also compared Mountain Parks to the Mountain Parks Comparable Companies with respect to certain financial ratios, calculated as of March 31, 1996, including the following: (i) LTM return on average assets of 1.9% for Mountain Parks, compared to a ranges of 0.7% to 1.4%, a mean of 1.0% and a median of 1.0% for the Mountain Parks Comparable Companies; (ii) LTM return on average equity of 18.0% for Mountain Parks, compared to a ranges of 7.4% to 18.3%, a mean of 12.7% and a median of 12.6% for the Mountain Parks Comparable Companies; (iii) LTM asset growth of 58.5% for Mountain Parks, compared to a ranges of -8.6% to 28.8%, a mean of 13.6% and a median of 14.6% for the Mountain Parks Comparable Companies; (iv) nonperforming assets as a percentage of total assets of 0.1% for Mountain Parks, compared to a range of 0.0% to 1.1%, a mean of 0.4% and a median of 0.5% for the Mountain Parks Comparable Companies; and
(v) reserves as a percentage of loans of 1.2% for Mountain Parks, compared to a range of 0.8% to 2.0%, a mean of 1.4% and a median of 1.3% for the Mountain Parks Comparable Companies.

     Piper Jaffray also compared certain financial information and stock market information relating to CFB to corresponding data and ratios for a group of publicly traded commercial banks and bank holding companies in the 9th Federal Reserve District and Wyoming, Nebraska, Kansas, Missouri, Wisconsin, Ohio, Kentucky, and Illinois (excluding Chicago) with assets in the range of $750,000,000 to $5,000,000,000 (the "CFB Comparable Companies"). The CFB Comparable Companies do not include any banks with an equity to total asset ratio in excess of 10%. Based on the closing prices for shares of common stock of CFB and each of the CFB Comparable Companies on August 1, 1996, Piper Jaffray calculated the following multiples: (i) market price to LTM earnings per share of 11.8x for CFB, compared to a range of 11.7x to 21.1x, a mean of 14.1x and a median of 13.7x for the CFB Comparable Companies; (ii) market price to 1996 estimated earnings per share of 9.9x for CFB, compared to a range of 10.8x to 13.7x, a mean of 11.8x and a median of 11.4x for the CFB Comparable Companies;
(iii) market price to 1997 estimated earnings per share of 9.0x for CFB, compared to a range of 9.7x to 12.2x, a mean of 10.8x and a median of 10.3x for the CFB Comparable Companies; (iv) market price to book value of 1.8x for CFB, compared to a range of 1.3x to 2.2x, a mean of 1.7x and a median of 1.7x for the CFB Comparable Companies; and (vi) market price to tangible book value of 2.1x for CFB, compared to a range of 1.4x to 2.3x, a mean of 1.9x and a median of 2.1x for the CFB Comparable Companies.

     Piper Jaffray also compared CFB to the CFB Comparable Companies with respect to certain financial ratios, calculated as of March 31, 1996, including the following: (i) LTM return on average assets of 1.1% for CFB, compared to a ranges of 0.7% to 1.7%, a mean of 1.1% and a median of 1.2% for the CFB Comparable Companies; (ii) LTM return on average equity of 16.7% for CFB, compared to a ranges of 9.2% to 18.4%, a mean of 13.5% and a median of 14.5% for the CFB Comparable Companies; (iii) LTM asset growth of 25.2% for CFB, compared to a ranges of -0.7% to 110.4%, a mean of 17.7% and a median of 10.9% for the CFB Comparable Companies; (iv) nonperforming assets as a percentage of total assets of 0.3% for CFB, compared to a range of 0.0% to 0.9%, a mean of 0.5% and a median of 0.5 for the CFB Comparable Companies; and (v) reserves as a percentage of loans of 1.4% for CFB, compared to a range of 0.9% to 2.0%, a mean of 1.4% and a median of 1.5% for the CFB Comparable Companies.

     For purposes of the Piper Jaffray Opinion, Piper Jaffray relied upon and assumed the accuracy, completeness and fairness of the financial and other information made available to it and did not attempt to independently verify such information. Piper Jaffray relied upon the assurances of Mountain Parks and CFB management that the information provided by Mountain Parks and CFB had a reasonable basis and, with respect to financial planning data, and other business outlook information, reflected the best available estimates, and that they were not aware of any information or fact that would make the information provided to Piper Jaffray incomplete or misleading. Piper Jaffray assumed the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and will be recorded using the pooling of interests method of accounting under generally accepted accounting principles. In arriving at the Piper Jaffray Opinion, Piper Jaffray did not perform, nor was it furnished, an appraisal or valuation of specific assets or liabilities of Mountain Parks or CFB and expressed no opinion regarding the liquidation value of any entity. No limitations were imposed by the Mountain Parks Board on the scope of Piper Jaffray's investigation or the procedures to be followed in rendering the Piper Jaffray Opinion. Piper Jaffray was not authorized by the Mountain Parks Board to solicit, and did not solicit, other entities for purposes of a business combination with Mountain Parks. Piper Jaffray expressed no opinion as to the price at which shares of Mountain Parks or CFB Stock have traded or may trade at a future time. The Piper Jaffray Opinion is based upon information available to Piper Jaffray and the facts and circumstances as they existed and were subject to evaluation on the date of the Piper Jaffray Opinion. Events occurring after such date could materially affect the assumptions used in preparing the Piper Jaffray Opinion. In the normal course of its business, Piper Jaffray may, from time to time, actively trade securities of Mountain Parks and CFB for its own account or the account of its customers and, accordingly, may at any time have a long or short position in such securities. Additionally, Piper Jaffray or its affiliates may, from time to time, produce research materials regarding Mountain Parks or CFB and in the last three years Piper Jaffray and its affiliates have underwritten an equity and debt offering for Mountain Parks and a preferred stock offering for CFB.

     Piper Jaffray is a nationally-recognized investment banking firm and, as a customary part of its investment banking business, it is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. Piper Jaffray was selected by the Mountain Parks Board based on Piper Jaffray's qualifications, expertise and reputation.

     For rendering its fairness opinion to the Mountain Parks Board in connection with the Merger, Mountain Parks has paid Piper Jaffray fees aggregating $100,000. Mountain Parks has also agreed to pay the reasonable out-of-pocket expenses of Piper Jaffray and to indemnify Piper Jaffray against certain liabilities incurred (including liabilities under the federal securities laws) in connection with the engagement of Piper Jaffray by Mountain Parks. The fees payable to Piper Jaffray were not contingent upon consummation of the Merger.

EFFECTIVE TIME OF THE MERGER

     Subject to the terms and conditions of the Merger Agreement, the Effective Time of the Merger will be on the date a Certificate of Merger is filed with the Secretary of State of the State of Delaware. Such filing will be made on or as soon as practicable after the Closing Date. The parties have agreed to use their best efforts to cause the Merger to be completed within thirty (30) business days after the latest to occur of (i) receipt of all necessary approvals of the Merger from the Federal Reserve System and any other bank regulatory authority and the expiration of any waiting periods imposed by law,
(ii) the date on which

CFB stockholders approve the Merger, (iii) the date on which Mountain Parks stockholders approve the Merger, and (iv) unless waived by CFB, all fees incurred by Mountain Parks in connection with the Merger have been paid. The parties expect the Merger to become effective as soon as practicable following approval of the Merger by the stockholders of Mountain Parks and CFB.

CONSEQUENCES OF THE MERGER

     At the Effective Time of the Merger, Mountain Parks will merge with and into CFB. The surviving corporation will be CFB and the separate existence of Mountain Parks shall cease. Following the Merger, all properties and assets of every kind held by Mountain Parks at the Effective Time of the Merger will become properties and assets of CFB and CFB will become liable for all of the debts, liabilities and other obligations of Mountain Parks. CFB will conduct its business under its existing Certificate of Incorporation and Bylaws. The Board of Directors of CFB will consist of the existing directors of CFB joined by Dennis M. Mathisen, the Chairman, Chief Executive Officer and President of Mountain Parks. The officers of CFB will continue to consist of the current officers of CFB. At the Effective Time of the Merger, the holders of certificates representing shares of Mountain Parks Common Stock will cease to have any rights as stockholders of Mountain Parks except rights to receive (i) the number of whole shares of CFB Common Stock into which their shares of Mountain Parks Common Stock have been converted in the Merger (as discussed below), and (ii) the cash value of any fraction of a share of CFB Common Stock into which their shares of Mountain Parks Common Stock have been converted.

CONVERSION OF MOUNTAIN PARKS COMMON STOCK

     At the Effective Time of the Merger, each share of Mountain Parks Common Stock will be converted into the right to receive 1.275 shares (the "Exchange Rate") of CFB Common Stock. No fractional shares of CFB Common Stock will be issued in connection with the Merger, but in lieu thereof each holder of shares of Mountain Parks Common Stock otherwise entitled to a fraction of a share of CFB Common Stock will be paid in cash. The amount paid for a fractional share shall be an amount equal to such fraction multiplied by the Trading Value (as defined below) of the CFB Common Stock. No stockholder will be entitled to voting or other rights in respect of any fractional share. The "Trading Value" of the CFB Common Stock shall be the average of the per-share closing price for the CFB Common Stock as reported by the Nasdaq National Market for the 20 trading days ending at the end of the fourth trading day immediately preceding the Closing Date.

     The Merger Agreement provides that if, between the date of the Merger Agreement and the Effective Time of the Merger, CFB shall declare a stock dividend or distribution upon or subdivide, split, reclassify or combine its shares of its Common Stock or declare a dividend or make a distribution on its Common Stock or any security convertible into CFB Common Stock or exercisable to purchase CFB Common Stock (including without limitation, distribution of any rights under CFB's shareholder rights plan after a Distribution Date, as defined in such plan), appropriate adjustments will be made in Exchange Rate.

DELIVERY OF CFB COMMON STOCK

     Within five business days after the Closing Date, letters of transmittal will be mailed to each holder of Mountain Parks Common Stock. Each such holder will be requested to complete the letter of transmittal and return it, together with the stock certificates representing all of the shares of Mountain Parks Common Stock previously owned by such holder, to the exchange agent designated in the letter of transmittal (the "Exchange Agent"). The letter of transmittal will specify that delivery shall be effective and risk of loss and title to Mountain Parks Common Stock certificates shall pass only upon delivery of the certificates to the Exchange Agent. The letter will also include instructions for surrendering the Mountain Parks Common Stock certificates in exchange for a certificate representing shares of CFB Common Stock and the cash to be paid in lieu of any fractional share. Certificates for CFB Common Stock will be delivered to or for the account of a holder of Mountain Parks Common Stock only after the Merger is consummated and the holder has surrendered to the Exchange Agent the old certificates for such holder's Mountain Parks Common Stock, accompanied by a duly executed letter of transmittal in proper form.

     At the Closing, CFB shall deposit with the Exchange Agent, for the benefit of the holders of shares of Mountain Parks Common Stock, certificates dated the Closing Date representing the shares of CFB Common Stock and the cash to be paid in lieu of fractional shares to be issued and paid in exchange for the outstanding shares of Mountain Parks Common Stock.

     If CFB declares a dividend or makes any other distribution with respect to shares of CFB Common Stock to be issued or transferred to holders of Mountain Parks Common Stock, no such dividend or distribution will be paid or made to persons otherwise entitled to receive them until the certificates for their Mountain Parks Common Stock have been surrendered following the Closing Date distributed. The Exchange Agent shall receive and hold such distributions in its name as agent. No interest will be paid on the cash distributed in lieu of fractional shares and unpaid dividends and distributions, if any, payable to Mountain Parks stockholders. Holders of unsurrendered Mountain Parks Common Stock certificates shall not be entitled to vote after the Closing Date at any meeting of CFB stockholders until they have exchanged their Mountain Parks Common Stock certificates.

     If any new certificate is to be issued in a name other than that in which the Mountain Parks certificate surrendered in exchange therefor is registered, it will be a condition of such exchange that the person requesting such exchange pay to the Exchange Agent any transfer or other taxes required in connection therewith or satisfy the Exchange Agent that such tax has been paid or is not applicable. No transfer taxes will be payable by Mountain Parks' stockholders in connection with the exchange of old certificates representing Mountain Parks Common Stock for new certificates representing CFB Common Stock. At the Effective Time of the Merger, the stock transfer books of Mountain Parks will be closed and no transfer of Mountain Parks Common Stock will thereafter be made on such books.

     MOUNTAIN PARKS STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES TO EXCHANGE FOR SHARES OF CFB COMMON STOCK UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL FORM AND INSTRUCTIONS.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the anticipated material federal income tax consequences of the Merger to holders of Mountain Parks Common Stock. CFB and Mountain Parks intend the Merger to be treated as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Code and that for federal income tax purposes no gain or loss will be recognized by any stockholder of Mountain Parks upon receipt of CFB Common Stock pursuant to the Merger, except upon the receipt of cash in lieu of fractional shares of CFB Common Stock. The Internal Revenue Service (the "Service") has not been and will not be asked to rule upon the tax consequences of the Merger. Instead, Mountain Parks will rely upon the opinion of Sherman & Howard L.L.C., its outside legal counsel, as to certain federal income tax consequences of the Merger to Mountain Parks' stockholders. It is a condition to the consummation of the Merger that Mountain Parks receive such opinion from Sherman & Howard. The opinion of Sherman & Howard will be based upon the facts described herein and upon certain representations made by Mountain Parks, CFB and certain principal stockholders of Mountain Parks. The opinion of Sherman & Howard also will be based upon the Code, regulations now in effect thereunder, current administrative rulings and practice, and judicial authority, all of which are subject to change. An opinion of counsel is not binding on the Service and there can be no assurance, and none is hereby given, that the Service will not take a position contrary to one or more positions reflected herein or that the opinion will be upheld by the courts if challenged by the Service. EACH HOLDER OF MOUNTAIN PARKS COMMON STOCK IS URGED TO CONSULT THE HOLDER'S OWN TAX AND FINANCIAL ADVISORS AS TO THE EFFECT OF SUCH FEDERAL INCOME TAX CONSEQUENCES ON HIS OR HER OWN PARTICULAR FACTS AND CIRCUMSTANCES AND ALSO AS TO ANY STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES ARISING OUT OF THE MERGER.

     Based upon the facts and representations provided to it, and subject to various assumptions and qualifications, Sherman & Howard will opine that the following federal income tax consequences with respect to the stockholders of Mountain Parks will result from the Merger:

     (i)       the Merger will qualify as a reorganization within the meaning of
               Section 368(a)(1) of the Code,

     (ii) no gain or loss will be recognized by the stockholders of Mountain Parks who exchange all of their Mountain Parks' Common Stock solely for CFB Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in CFB Common Stock),

     (iii) the tax basis of the CFB Common Stock received by Mountain Parks' stockholders who exchange all of their Mountain Parks Common Stock solely for CFB Common Stock pursuant to the Merger will be the same as the tax basis of the Mountain Parks Common Stock surrendered therefor (reduced by any amount allocable to a fractional share interest in CFB Common Stock for which cash is received),

     (iv) any cash received by a holder of Mountain Parks' Common Stock in lieu of a fractional share interest in CFB Common Stock will be treated as received in exchange for such fractional share, gain or loss generally will be recognized for federal income tax purposes measured by the difference between the amount of cash received and the portion of the basis of the shares of Mountain Parks Common Stock allocable to such fractional share, and such gain or loss will be long term capital gain or loss if the Mountain Parks Common Stock has been held as a capital asset for at least one year prior to the Merger, and

     (v) the holding period of the CFB Common Stock received pursuant to the Merger in exchange solely for Mountain Parks Common Stock generally will include the holding period of the Mountain Parks Common Stock surrendered therefor if such Mountain Parks Common Stock was a capital asset in the hands of the exchanging stockholder immediately before the Merger.

     The opinion described above will be based upon certain assumptions, including the assumption that the stockholders of Mountain Parks do not have any plan or intention to dispose of more than 50% of the CFB Common Stock received pursuant to the Merger.

     CFB has represented and agreed in the Merger Agreement that it has no plan or intention to, and for a period of twelve months after the Closing Date it will not, sell or otherwise dispose of any of the assets of Mountain Parks to be acquired in the Merger, except for dispositions in the ordinary course of business or transfers to controlled subsidiaries as described in Section 368(a)(2)(C) of the Code; provided, however, that CFB may sell such assets if it first obtains, for the benefit of the Mountain Parks stockholders, a tax opinion to the effect that the proposed transfer of assets will not prevent the Merger from qualifying as a tax free reorganization under Section 368 of the Code. CFB has entered into commitments with the Federal Reserve Board to divest of its 24.5% investment in Vail Banks, Inc. and to cause Mountain Parks Banks to divest of its Granby, Colorado branch location. See "Regulatory Approvals; Conditions to the Merger." CFB intends to obtain the required tax opinion with respect to the divestitures.

     The foregoing is only a general description of certain anticipated federal income tax consequences of the Merger, without regard to the particular facts and circumstances of the tax situation of each stockholder of Mountain Parks.
It does not discuss all of the consequences that may be relevant to stockholders of Mountain Parks entitled to special treatment under the Code (such as insurance companies, dealers in securities, exempt organizations or foreign persons) or to stockholders of Mountain Parks who acquired their Mountain Parks Common Stock pursuant to the exercise of employee stock options or otherwise as compensation. The summary set forth above does not purport to be a complete analysis of all potential tax effects of the transactions contemplated by the Merger Agreement or the Merger itself. No information is provided herein with respect to the tax consequences, if any, of the Merger under state, local, foreign or other tax laws.

NO APPRAISAL RIGHTS

     Under the General Corporation Law of the State of Delaware, the holders of Mountain Parks Common Stock are not entitled to any appraisal rights with respect to the Merger.

REPRESENTATIONS AND WARRANTIES

     Mountain Parks and CFB have made customary warranties and representations to each other regarding, among other things, their businesses, assets, liabilities, financial condition and results of operations.

COVENANTS; CONDUCT OF MOUNTAIN PARKS BUSINESS PENDING THE MERGER

     Mountain Parks has agreed, among other things, that prior to the Effective Time of the Merger, unless waived in writing by CFB (and except for certain scheduled acquisitions by Mountain Parks which have been completed since the date of the Merger Agreement), Mountain Parks will, and will cause its subsidiaries to: (i) operate its business only in the usual, regular and ordinary course consistent with past practices; (ii) preserve substantially intact its business organization and assets (except for acquisitions and dispositions of assets in the ordinary course of business consistent with past practices, unless otherwise required by the terms of the Merger Agreement), and maintain its rights and franchises, and use its reasonable best efforts to retain the services of its officers and key employees (except that it shall have the right to terminate the employment of any officer or key employee in accordance with established employment procedures) and maintain its relationships with customers; (iii) maintain and keep its properties in as good repair and condition as at present, except for depreciation due to ordinary wear and tear;
(iv) keep in full force and effect, insurance and bonds comparable in amount and scope of coverage to that now maintained by it; (v) perform, in all material respects all obligations required to be performed by it under all material contracts, leases, and documents relating to or affecting its assets, properties, and business; (vi) comply with and perform in all material respects all material obligations and duties imposed upon it by all laws; and (vii) notify CFB immediately by telephone, and thereafter promptly confirm in writing, if any events occur relating to Competing Transactions (as defined below).

     Mountain Parks has also agreed that, prior to the Effective Time of the Merger, without CFB's written consent, Mountain Parks shall not, and shall not permit its subsidiaries to: (i) incur any material liabilities or material obligations, whether directly or by way of guaranty, including any obligation for borrowed money whether or not evidenced by a note, bond, debenture or similar instrument, except in the ordinary course of business consistent with past practice; (ii) (a) grant any general increase in compensation to its employees as a class, or to its officers or directors, except in accordance with past practice or as required by law, or increases which are not material, (b) effect any change in retirement benefits to any class of employees or officers (unless any such change shall be required by applicable law) which would increase its retirement benefit liabilities, (c) adopt, enter into, amend or modify any Benefit Plan, or (d) enter into or amend any employment, severance or similar agreements or arrangements with any directors or officers or former directors or officers; (iii) declare or pay any individual on, or make any other distribution in respect of its outstanding shares of capital stock, except cash dividends by a wholly-owned Subsidiary of Mountain Parks; (iv) (a) redeem, purchase or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or any options, warrants, conversion or other rights to acquire any shares of its capital stock or any such securities or obligations; (b) merge with or into any other corporation or bank, permit any other corporation or bank to merge into it or consolidate with, any other corporation or bank, or effect any reorganization or recapitalization; (c) purchase or otherwise acquire any substantial portion of the assets, or more than 5% of any class of stock, of any corporation, bank, or other business; (d) liquidate, sell, dispose of, or encumber any assets or acquire any assets, except in the ordinary course of its business consistent with past practice; or (e) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (v) issue, deliver, award, grant or sell, or authorize or propose the issuance, delivery, award, grant or sale of, any shares of its capital stock of any class (including shares held in treasury), any voting debt or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting debt or convertible securities, other than issuances by a wholly-owned Subsidiary of its capital stock to its parent; (vi) initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Competing Transaction (as such term is defined below), or negotiate with any person in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of its officers, directors or employees or any investment banker, financial advisor (including Piper Jaffray Inc.), attorney, accountant or other representative retained by it or any of the Subsidiaries ("Representatives") to take any such action and Mountain Parks shall promptly notify CFB orally and in writing of all of the relevant details relating to all inquiries and proposals which it may receive relating to any of such matters. For purposes of the Merger Agreement, "Competing Transactions" shall mean any of the following involving Mountain Parks or any of the Subsidiaries: any actual or proposed merger, consolidation, share exchange or other business combination; a sale, lease, exchange, mortgage, pledge, transfer or other disposition of a substantial portion of the consolidated assets of Mountain Parks and the Subsidiaries; a sale of shares of voting capital stock constituting more than 10% of the voting capital stock of Mountain Parks (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire such voting capital stock); a tender offer or exchange offer for at least 10% of the outstanding shares of Common Stock or Mountain Parks Common Stock; a solicitation of proxies in opposition to approval of the Merger by Mountain Parks' stockholders; or a public announcement of a BONA FIDE proposal, plan or intention to do any of the foregoing; (vii) other than (a) acquisitions described in the Merger Agreement, as the case may be, or (b) acquisitions which may be mutually agreed to by the parties, Mountain Parks shall not, nor shall it permit any of the Subsidiaries to, acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or division thereof or otherwise acquire or agree to acquire any substantial amount of assets in each case. However, the foregoing shall not prohibit (a) internal reorganizations, consolidations or dissolutions involving only the Subsidiaries as permitted or directed by the Merger Agreement, (b) foreclosures and other acquisitions related to previously contracted debt, in each case in the ordinary course of business, or (c) acquisitions of Mountain Parks' assets, in each case in the ordinary course of business); (viii) propose or adopt any amendments to its corporate charter or bylaws in any way adverse to CFB; (ix) authorize, recommend, propose or announce an intention to authorize, recommend or propose, or enter into an agreement in principle with respect to any acquisition of a material amount of assets or securities or any release or relinquishment of any material contract rights not in the ordinary course of business; (x) with respect to properties leased by Mountain Parks or any of the Subsidiaries, renew, exercise an option to extend, cancel or surrender any lease of real property or allow any such lease to lapse, without prior consultation with CFB; (xi) change any of its methods of accounting in effect at December 31, 1995, or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ending July 31, 1995, except as may be required by law or generally accepted accounting principles; (xii) take action which would or is reasonably likely to (a) adversely affect the ability of CFB or Mountain Parks to obtain any necessary approvals of governmental authorities required for the transactions contemplated hereby; (b) adversely affect Mountain Parks' ability to perform its covenants and agreements under the Merger Agreement; or (c) result in any of the conditions to the Merger set forth in the Merger Agreement not being satisfied or in a violation of any provision of the Shareholder Agreements; (xiii) change the lending, investment, liability management and other material policies concerning the banking business of Mountain Parks and the Subsidiaries, unless required by law or order or unless such change does not cause a material adverse effect; (xiv) purchase, renew or otherwise acquire any investment security for its own account, except debt obligations issued by the United States Treasury Department having a maturity at issuance of not more than three years; (xv) make, or agree to make, (a) any fully secured loan or increase any existing fully secured loan for an amount in excess of $500,000, to any one borrower, unless said loan is made pursuant to a properly documented and legally enforceable commitment of the Bank to the borrower made prior to the date of the Merger Agreement; (b) any unsecured loan or increase any unsecured loan by $100,000 or more, unless said loan is made pursuant to a properly documented and legally enforceable commitment of the Bank to the borrower made prior to the date of the Merger Agreement; (c) any new loan or advance on any existing loan, except in conformity with the Bank's current loan policies; (d) any change with respect to the terms of any existing loan, except in the ordinary course of business; (e) any further advances on any loan which is either in default or classified, whether such classification is a result of a federal or state bank regulatory examination or internal classification of substandard or lower by Bank's officers or directors, unless the Bank is under a legal obligation to do so; (xvi) pay any fees of any legal counsel, tax adviser or certified public accountants retained in connection with the Merger, including Sherman & Howard L.L.C. and Arthur Andersen LLP, calculated on a basis other than an hourly basis at the maximum rates per hour set forth in the Disclosure Letter, with bills detailing such hours and hourly charges to be submitted to Mountain Parks (and a copy provided to CFB) prior to the Effective Time or pay any fees of an agent, broker, investment banker; or financial advisor, otherwise than as provided in the Merger Agreement; (xvii) except for the Scheduled Acquisitions and the minority shares of Equity Lending, Inc., purchase any equity securities; or (xviii) agree in writing or otherwise to do any of the foregoing.

     CFB has agreed, among other things, that prior to the Effective Time of the Merger, without Mountain Parks' written consent, CFB will, and will cause its subsidiaries to: (i) operate its business only in the usual, regular and ordinary course consistent with past practices, including acquisition of additional institutions; (ii) preserve substantially intact its business organization and assets (except for acquisitions and dispositions of assets in the ordinary course of business consistent with past practices), and maintain its rights and franchises, and use its reasonable best efforts to retain the services of its officers and key employees (except that it shall have the right to terminate the employment of any officer or key employee in accordance with established employment procedures) and maintain its relationships with customers; (iii) maintain its corporate existence in good standing and maintain all books and records in accordance with accounting principles and practices as utilized in the CFB Financial Statements applied on a consistent basis, except as may be required to implement changes in generally accepted accounting principles; (iv) keep in full force and effect, insurance and bonds comparable in amount and scope of coverage to that now maintained by it; (v) perform in all material respects all obligations required to be performed by it under all material contracts, leases, and documents relating to or affecting its assets, properties and business; and (vi) conduct its business in a manner that does not violate any laws, except for possible violations which individually or in the aggregate do not, and, insofar as reasonably can be foreseen, in the future will not, have a material adverse effect on CFB.

     CFB has also agreed that prior to the Effective Time of the Merger, without Mountain Parks' written consent, CFB shall not, and shall not permit its subsidiaries to do any of the following: (i) propose or adopt any amendments to its corporate charter or bylaws in any way adverse to Mountain Parks; provided, however, that any amendment to the bylaws of CFB to increase the size of its Board of Directors shall not be deemed adverse to Mountain Parks and any amendment to the Restated Certificate of Incorporation of CFB effected solely by action of the Board of Directors of CFB shall not be deemed adverse to Mountain Parks; (ii) take action which would or is reasonably likely to (a) adversely affect the ability of CFB or Mountain Parks to obtain any necessary approvals of governmental authorities required for the transactions contemplated hereby, (b) adversely affect CFB's ability to perform its covenants and agreements under the Merger Agreement, or (c) result in any of the conditions to the Merger set forth in the Merger Agreement not being satisfied; (iii) change any of its methods of accounting in effect at December 31, 1995, or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ending December 31, 1995, except as may be required by law or generally accepted accounting principles; (iv) change the lending, investment, liability management and other material policies concerning the banking business of CFB and the CFB Subsidiaries, unless required by law or order or unless such change does not cause CFB to suffer a material adverse effect; or (v) agree in writing or otherwise to do any of the foregoing.

REGULATORY APPROVALS; CONDITIONS TO THE MERGER

     The Merger must be approved by applicable federal and state banking regulators and by the affirmative vote of a majority of the outstanding shares of Mountain Parks and CFB Common Stock. CFB submitted its application for approval of the Merger to the Federal Reserve Board, the applicable federal regulator, and the Colorado Banking Board, the applicable state regulator, August 26, 1996 and October 8, 1996, respectively. There is no assurance that the application will be approved as proposed or without adverse conditions. The approval of these agencies reflects only the regulators' view that the transaction does not contravene the competitive standards of the law and is consistent with regulatory concerns relating to bank management and to the safety and soundness of the subject banking organizations and banks. Such approval is not to be interpreted as an opinion by such regulators that the Merger is favorable to the stockholders of CFB or Mountain Parks from a financial point of view or that the regulators have considered the adequacy of the Exchange Rate. Such regulatory approvals in no way constitute an endorsement or recommendation of the Merger by such regulators.

     In order to address concerns raised by the Federal Reserve Board that the Merger would result in unacceptable market concentrations in two Colorado banking markets, CFB has entered into commitments with the Federal Reserve Board to divest of its 24.5% investment in Vail Banks, Inc. (the "Divestiture Shares") and to cause Mountain Parks Bank to divest of its Grandby, Colorado branch location (the "Divestiture Branch"). The commitments provide that prior to the consummation of the Merger, CFB will have executed agreements for the sale of the Divestiture Shares and the Divestiture Branch, and that such sales will be consummated within 180 days of the Merger. The commitments also provide that CFB will enter into a trust agreement approved by the Federal Reserve System which, among other things, will provide that in the event CFB is unsuccessful in completing the divestitures within 180 days of the Merger, an independent trustee will be appointed to sell the Divestiture Shares and the Divestiture Branch to purchasers acceptable to the Federal Reserve System. As of the date hereof, CFB has not negotiated or entered into agreements for the sale of the Divestiture Shares or the Divestiture Branch.

     CFB's and Mountain Parks' obligations to consummate the Merger are further subject to various other conditions set forth in the Merger Agreement, including, but not limited to the following: (i) the Registration Statement of which this Joint Proxy Statement-Prospectus is a part shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order and CFB shall have received all state securities or "blue sky" permits, exemptions or permits under applicable takeover laws and other authorizations necessary to issue the CFB Common Stock in exchange for the Mountain Parks Common Stock and to consummate the Merger;
(ii) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; and (iii) the CFB Common Stock issuable in the Mergers shall have been authorized for listing on the Nasdaq National Market upon official notice of issuance.

     The obligation of CFB to consummate the Merger is also subject to certain additional conditions set forth in the Merger Agreement, including but not limited to the following: (i) the continued accuracy of the representations and warranties of Mountain Parks set forth in the Merger Agreement; (ii) the performance by Mountain Parks in all material respects of its obligations required to be performed under the Merger Agreement; (iii) Mountain Parks shall have obtained the consent or approval of each person whose consent or approval shall be required in order to permit the succession by CFB pursuant to the Merger to any obligation, right or interest of Mountain Parks or any subsidiary under any loan or credit agreement, note, mortgage, indenture, lease or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a material adverse effect, whether prior to or following the consummation of the transactions contemplated thereby; (iv) neither the Board of Directors of Mountain Parks nor any committee thereof shall have (a) amended, modified, rescinded or repealed the resolutions adopted by the Board of Directors of Mountain Parks at a meeting duly called and held on June 24, 1996 in any manner that adversely affects CFB or (b) adopted any other resolutions in connection with the Merger Agreement and the transactions contemplated thereby inconsistent with such resolutions in any manner that adversely affects CFB; (v) there shall have been no material adverse change since the date of the Merger Agreement in the business, operations, prospects or financial condition of Mountain Parks or any subsidiary other than any such change attributable to or resulting from any change in law, regulation or generally accepted accounting principles which impairs both Mountain Parks and CFB in a substantially similar manner, and CFB shall have received certificates to such effect signed on behalf of Mountain Parks by its chief executive officer and its chief operating officer; (vi) no material action, suit or proceeding before any court or any governmental or regulatory authority shall be pending against CFB, Mountain Parks or any affiliate, associate, officer or director of either of them (other than litigation commenced by CFB or any of its affiliates so long as no order or injunction of a court of competent jurisdiction is in effect in such litigation on the Closing Date that does restrain, enjoin or present the Closing), seeking to restrain, enjoin, prevent, change or rescind the transactions contemplated hereby or questioning the validity or legality of any such transactions; (vii) CFB shall have received the "cold comfort" letters of Arthur Andersen LLP regarding the Mountain Parks' Financial Statements; (viii) CFB shall have received a letter from Ernst & Young LLP, in form and substance reasonably satisfactory to CFB, approving the accounting treatment of the Merger as a "pooling of interests" in accordance with generally accepted accounting principles, as of a date no more than five business days prior to the Closing Date, and in support of such letter of Ernst & Young LLP regarding the accounting treatment, Ernst & Young LLP and CFB shall have received a letter from Arthur Andersen LLP, in form and substance reasonably satisfactory to Ernst & Young LLP, confirming certain facts on behalf of Mountain Parks; (ix) Mountain Parks shall have delivered to CFB an opinion of its counsel, Sherman & Howard L.L.C., dated as of the Closing Date and in form and substance satisfactory to the counsel of CFB; (x) as of the Closing Date, the number of outstanding shares of Mountain Parks Common Stock shall not be greater than 4,055,551; and (xi) certain environmental cleanups, remedial actions or other responses on the Mountain Parks properties have been completed, if any are necessary.

     The obligation of Mountain Parks to consummate the Merger is also subject to certain additional conditions set forth in the Merger Agreement, including but not limited to the following: (i) the continued accuracy of the representations and warranties of CFB set forth in the Merger Agreement;
(ii) the performance by CFB in all material respects of its obligations to be performed pursuant to the Merger Agreement; (iii) CFB shall have obtained the consent or approval of each person whose consent or approval shall be required in connection with the transactions contemplated thereby under any loan or credit agreement, note, mortgage, indenture, lease or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a material adverse effect on CFB; (iv) neither the Board of Directors of CFB nor any committee thereof shall have (a) amended, modified, rescinded or repealed the resolutions adopted by the Board of Directors of CFB at a meeting duly called and held on June 17, 1996 in any manner that adversely affects Mountain Parks or (b) adopted any other resolutions in connection with the Merger Agreement and the transactions contemplated thereby inconsistent with such resolutions; (v) there shall have been no material adverse change since the date of the Merger Agreement in the business, operations, prospects or financial condition of CFB or any CFB subsidiary other than any such change attributable to or resulting from any change in law, regulation or generally accepted accounting principles which impairs both Mountain Parks and CFB in a substantially similar manner, and Mountain Parks shall have received certificates to such effect signed on behalf of CFB by its chief executive officer and its chief financial officer; (vi) CFB shall have delivered to Mountain Parks an opinion of Lindquist & Vennum P.L.L.P., general counsel of CFB, in form and substance reasonably satisfactory to the counsel of Mountain Parks; (vii) there shall have been no material adverse change since the date of the Merger Agreement in the business, operations, prospects or financial condition of CFB and the CFB subsidiaries taken as a whole, other than any such change attributable to or resulting from any change in law, regulation or generally accepted accounting principles which impairs both Mountain Parks and CFB in a substantially similar manner, and Mountain Parks shall have received a certificate to such effect signed on behalf of CFB by the chief executive officer and by the chief financial officer of CFB; and (viii) no material action, suit or proceeding before any court or any governmental or regulatory authority shall be pending against any officer or director of Mountain Parks (other than litigation commenced by Mountain Parks or any of its affiliates so long as no order or injunction of a court of competent jurisdiction is in effect in such litigation on the Closing Date that does restrain, enjoin or prevent the Closing), seeking to restrain, enjoin, prevent, change or rescind the transactions contemplated hereby or questioning the validity or legality of any such transactions, where such action, suit or proceeding is reasonably likely to result in material personal liability to such officer(s) or director(s) (other than liability reasonably likely to be covered by indemnification and/or insurance).

AMENDMENT; WAIVER; TERMINATION

     The Merger Agreement may be amended by written instrument in such manner as may be agreed upon by the parties, whether before or after approval of the Merger by the Stockholders of Mountain Parks, and any provision of the Merger Agreement may be waived by the party entitled to the benefit thereof; provided, however, that after the Special Meetings, no amendment may be made which by law requires further approval of Mountain Parks' or CFB's stockholders. Notice of any material amendment or modification will be sent to Mountain Parks' and CFB's stockholders.

     The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time of the Merger, notwithstanding approval of Mountain Parks' stockholders, only in the following circumstances: (i) the mutual consent of the Board of Directors or Finance Committee of CFB, and the Board of Directors of Mountain Parks; (ii) by CFB or Mountain Parks (a) if there has been a breach in any material respect of any representation, warranty, covenant or agreement on the part of Mountain Parks, on the one hand or CFB, on the other hand, set forth in the Merger Agreement, or (b) if the representations and warranties of Mountain Parks, on the one hand, or CFB, on the other hand, shall be discovered to have become materially untrue in the aggregate, in either case which breach or other condition has not been cured within thirty (30) business days following receipt by the nonterminating party of notice of such breach or other condition; (iii) by CFB, on the one hand, or Mountain Parks, on the other hand, if any permanent injunction preventing the consummation of the Merger shall have become final and nonappealable; (iv) unless otherwise mutually agreed to by CFB and Mountain Parks, by the Board of Directors or Finance Committee of CFB or the Board of Directors of Mountain Parks if the Merger shall not have been consummated before April 1, 1997, for a reason other than the failure of the terminating party to comply with its obligations under the Merger Agreement;
(v) by the Board of Directors or Finance Committee of CFB or the Board of Directors of Mountain Parks if (a) the Federal Reserve Board, the Colorado Commissioner, or other applicable bank regulatory authority has denied approval of the Merger and neither CFB nor Mountain Parks has, within thirty (30) days after the entry of the order denying such approval, filed a petition seeking review of such order as provided by applicable law or (b) any such petition for review has been denied; (vi) by Mountain Parks or CFB, if the Merger Agreement and the Merger are not duly approved by the stockholders of Mountain Parks or CFB after a vote thereon at a meeting of Mountain Parks' or CFB's stockholders (or any adjournment thereof) duly called and held for such purpose; and (vii) by Mountain Parks if CFB merges, or announces its intention to merge, with and into any bank or bank holding company, and is not the surviving corporation. Upon termination, the Merger Agreement shall be become null and void and, with certain exceptions, shall have no effect, provided that no party will be relieved from liabilities arising out of a willful breach of the Merger Agreement.

     Mountain Parks shall pay to CFB a fee of $1,000,000 (the "Termination Fee") within two days of a "Trigger Event," which CFB in its sole discretion chooses to treat as a ground for termination. A Trigger Event means the occurrence of one or more of the following events: (i) a Transaction Proposal is made (as defined below); (ii) termination of the Merger Agreement following a wilful and material breach thereof by Mountain Parks; or (iii) any withdrawal, modification or amendment in any respect by Mountain Parks' Board of Directors of its approval or recommendation regarding the Merger Agreement and stockholder vote relating to Mountain Parks' Board of Directors adopting a resolution relating to any such withdrawal, modification or amendment. The rights of CFB to collect a Termination Fee shall terminate upon the earliest to occur of (i) the Effective Time, (ii) termination of the Merger Agreement by Mountain Parks upon a material breach of the Merger Agreement by CFB, (iii) the termination of the Merger Agreement by mutual agreement of the parties or (iv) the expiration of one year after the termination of the Merger Agreement (other than terminations described in clause (ii) or (iii)).

     A "Transaction Proposal" means any of the following: (i) a bona fide tender offer or exchange offer for at least 25% of the then outstanding shares of any class of capital stock of Mountain Parks made by any entity or person other than CFB or its subsidiaries or affiliates; (ii) any entity or person filing an application under the BHC Act or the Change in Bank Control Act with respect to the acquisition by such entity or person of any shares of capital stock of Mountain Parks; (iii) a merger, consolidation or other business combination with Mountain Parks or any of its subsidiaries is effected by any entity or person;
(iv) any sale, lease, transfer, mortgage or other disposition involving a substantial part of Mountain Parks' or any of its subsidiaries' consolidated assets, or any agreement to effect such a transaction; (v) the acquisition by any entity or person of 10% or more of the outstanding shares of any class of capital stock of Mountain Parks or acquisition of additional shares by any entity or person currently holding 10% or more of such shares, except for certain acquisitions made pursuant to certain Mountain Parks benefit plans; (vi) any reclassification of the securities of, or recapitalization of, Mountain Parks that has the effect, directly or indirectly, of increasing the proportionate share of any class of equity security of Mountain Parks that is owned by an entity or person other than CFB or its subsidiaries or affiliates, or any agreement to effect such a reclassification or recapitalization; (vii) any transaction having an effect similar to those described in (i) through (vi) above; or (viii) a public announcement regarding a proposal, plan or intention by Mountain Parks or another entity or person to effect any of the foregoing transactions; provided, however, that events described in clauses (i), (ii) and (viii) of this definition do not constitute a "Transaction Proposal" unless either (a) the Board of Directors of Mountain Parks takes or fails to take certain actions in connection therewith or (b) Mountain Parks' stockholders fail to approve the Merger Agreement.

EFFECT ON MOUNTAIN PARKS EMPLOYEE BENEFIT PLANS

     Each person who is an employee of any of the Mountain Parks Banks as of the Effective Time of the Merger ("Bank Employees") shall be participants in the employee welfare plans, and shall be eligible for participation in the pension plans of CFB, as in effect from time to time, subject to any eligibility requirements (with full credit for years of past service to any of the Mountain Parks Banks, or to any predecessor-in-interest of any of the Mountain Parks Banks to the extent such service is presently given credit under the current benefit plans of the Mountain Parks Banks, for the purpose of satisfying any eligibility and vesting periods) applicable to such plans (but not subject to any pre-existing condition exclusions) and shall enter each welfare plan immediately after the Effective Time of the Merger and shall enter each pension plan not later than the first day of the calendar quarter which begins at least 32 days after the Effective Time. For the purpose of determining each Bank Employee's benefit for the year in which the Merger occurs under the CFB vacation program, vacation taken by a Bank Employee in the year in which the Merger occurs will be deducted from the total CFB benefit. Each Bank Employee shall be eligible for participation, as a new employee, in the CFB Pension Plan under the terms thereof.

EXPENSES

     Unless otherwise stated in the Merger Agreement, CFB and Mountain Parks will pay their own expenses in connection with the Merger and the transactions contemplated thereby, including professional fees. In the event the Merger Agreement or the transactions contemplated thereby are terminated by CFB as a result of Mountain Parks' breach of the Merger Agreement, Mountain Parks will pay CFB its out-of-pocket expenses incurred in connection with the consummation of the transactions contemplated by the Merger Agreement, in an aggregate amount not to exceed $1,000,000. If the Merger Agreement or the transactions contemplated thereby are terminated by Mountain Parks as a result of CFB's breach of the Merger Agreement, CFB will pay Mountain Parks its out-of-pocket expenses incurred in connection with the consummation of the transactions contemplated by the Merger Agreement, in an aggregate amount not to exceed $1,000,000.

ACCOUNTING TREATMENT

     It is intended that the Merger will be accounted for using the pooling of interests method of accounting. CFB and Mountain Parks will receive letters, prior to consummation, from Ernst & Young LLP and Arthur Andersen LLP regarding those firms' concurrence with CFB management's and Mountain Parks management's conclusions, respectively, as to the appropriateness of pooling of interests accounting for the Merger under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with the Merger Agreement. Among other considerations, such letters will be subject to the condition that less than 10% of the Merger consideration will consist of cash, including cash paid in the Merger in lieu of fractional shares of Mountain Parks Common Stock. In order to satisfy certain conditions precedent for the qualification of the Merger as a pooling of interests for accounting purposes, the affiliates of Mountain Parks have entered into agreements with CFB providing that each such person will not sell or otherwise reduce his or her risk relative to any shares of the CFB Common Stock received pursuant to the Merger until financial results covering at least 30 days of post-Merger combined operations are published or until such later time as such person is notified by CFB so as to ensure that the Merger qualifies as a pooling of interests for accounting purposes. Pursuant to the Merger Agreement, Mountain Parks has agreed that neither it nor the Mountain Parks Banks shall take any action, with certain exceptions, which would disqualify the Merger as a pooling of interests for accounting purposes.

     Under pooling of interests accounting, as of the Effective Time of the Merger, the assets and liabilities of Mountain Parks will be added to those of CFB at their recorded book values and the stockholders' equity account of Mountain Parks will be included on CFB's consolidated balance sheet. As a result of the application of the pooling of interests method of accounting, financial statements of CFB issued after consummation of the Merger will be restated retroactively to reflect the consolidated operations of the combined entity as if the Merger had taken place prior to the period covered by such financial statements.

     The unaudited pro forma combined financial data contained in this Joint Proxy Statement-Prospectus has been prepared using the pooling of interests accounting method to account for the Merger. See "Summary - Historical and Pro Forma Comparative Unaudited Per Share Data," "Summary - Unaudited Pro Forma Combined Selected financial Information" and "Unaudited Pro Forma Combined financial Information."

INTERESTS OF CERTAIN PERSONS; CERTAIN TRANSACTIONS

     The Board of Directors of Mountain Parks is aware of the agreements and interests of certain persons in the Merger described below and considered them, among other matters, in recommending approval of the Merger and the transactions contemplated thereby.

     As of the Record Date, the officers and directors of Mountain Parks beneficially owned 1,571,600 shares (or approximately 39.7%) of Mountain Parks Common Stock. Dennis M. Mathisen, Daniel T. Lindsay and John A. Fischer, who collectively own 1,586,450 shares (or 39.8%) of the Mountain Parks Common Stock, have each entered into separate agreements with CFB whereby, among other things, they have agreed to vote their shares in favor of the Merger. See "- The Shareholder Agreements." Pursuant to the Merger Agreement, the Board of Directors of Mountain Parks has agreed to use its best efforts to obtain the requisite stockholder approval.

     Mountain Parks has executive salary continuation agreements with Messrs. Mathisen, Fischer, James R. Krumm and Robert A. Hammond, Sr. (and with certain other present and former employees), which provide for retirement benefits to be paid to each of them or his beneficiary for a period of 13 years following his sixty-second birthday. These agreements will be assumed by CFB in the Merger. Upon retirement at or after age 62, Mr. Mathisen is to be paid $5,000 per month, Mr. Fischer is to be paid $6,250 per month, Mr. Krumm is to be paid $5,000 per month, and Mr. Hammond is to be paid $2,500 per month. Reduced monthly retirement benefits are payable for a period of thirteen years beginning at age 62 if employment terminates before age 62. If an executive dies or becomes totally disabled before retirement age, monthly disability or death benefits will be paid in lieu of retirement benefits. If employment is involuntarily terminated within one year after a transfer of the controlling ownership or sale of the Company, the benefits accrued under the agreements are payable in a lump sum. The Merger will constitute such a transfer. Benefits accrue under the agreements based on the employee's number of years of service (subject to adjustment with respect to Messrs. Krumm and Hammond as described below). As of December 31, 1995, Mountain Parks had accrued liabilities on its financial statements in the amount of $163,462 with respect to Mr. Mathisen, $111,311 with respect to Mr. Fischer, $33,940 with respect to Mr. Krumm and $31,689 with respect to Mr. Hammond. Mountain Parks has purchased certain life insurance policies with respect to Messrs. Mathisen, Fischer, Krumm and Hammond, but neither these policies nor any proceeds thereof are deemed to be for the benefit of or held in trust for the beneficiaries of those persons.

     Mountain Parks has entered into employment agreements with Mr. Krumm and Mr. Hammond having a term of one year from the Effective Time of the Merger. Under those agreements, each of Mr. Krumm and Mr. Hammond is entitled to receive, in lieu of any bonus that would otherwise have been payable, a bonus equal to one-half of his 1996 base salary (such bonus being $95,000 for Mr. Krumm and $62,500 for Mr. Hammond) and an annual salary during the term ($190,000 for Mr. Krumm and $125,000 for Mr. Hammond). The employment agreements may be terminated at any time by Mountain Parks or the employee.
Upon termination by Mountain Parks, the employee would receive severance payments equal to his salary for the balance of the term plus an additional one year's salary, and upon termination by the employee (including termination upon death), the employee would receive severance payments equal to one year's salary. The employment agreements also provide that the benefits payable to the employee under the salary continuation agreements described above will be calculated as though the employee had two additional years of service. The effect of this provision as of December 31, 1995, if the employment agreements were then in effect, would have been to increase the liabilities accrued by Mountain Parks on its financial statements under the salary continuation agreements from $33,940 to $74,145 for Mr. Krumm and from $31,689 to $59,816 for Mr. Hammond. As described above, the accrued benefits under the salary continuation agreements are payable in a lump sum if the employee is terminated involuntarily within one year after a transfer of control of Mountain Parks, such as the transfer that will occur in the Merger.

     In addition, pursuant to the Plan of Merger, Dennis M. Mathisen will become a member of the Board of Directors of CFB as of the Effective Time of the Merger.

     Mountain Parks has two stock option plans in effect, one for employees and one for non-employee directors. Options granted to employees are immediately exercisable as to one-third of the shares covered thereby and become exercisable as to an additional one-third of such shares on each of the first two anniversaries of the date of grant. Under the terms of the employee plan, all outstanding options become fully exercisable if Mountain Parks participates in a transaction such as the Merger, and, if not exercised prior to the effective time of the transaction, expire. As a result, the holders of options granted under the employee plan will be able to exercise their options in full immediately prior to the Effective Time of the Merger, whether or not such options would otherwise then be exercisable, and exchange the shares of Mountain Parks Common Stock issued upon exercise for CFB Common Stock in the Merger. The following table reflects the persons who were officers and directors of Mountain Parks at any time since the beginning of its last fiscal year whose employee options will be accelerated as a result of the Merger, and the exercise price of such options:

                               Number of Shares      Weighted Average Per Share
                            Subject to Options(1)           Exercise Price
                            ---------------------    --------------------------
Dennis M. Mathisen . . . .           3,667                      $23.07
John A. Fischer. . . . . .             667                       14.25
Robert H. Hammond, Sr. . .           2,833                       21.87
James R. Krumm . . . . . .           3,334                       21.65
John C. Rudolph. . . . . .             167                       23.50

_____________________

(1) Does not include options that had or would become exercisable prior to the Merger.

     All options granted under the non-employee directors' plan are fully exercisable on the date of grant. Accordingly, the exercisability of those options will not be affected by the Merger.

     For a period of three years from and after the Effective Time of the Merger, CFB has agreed to indemnify, defend and hold harmless each person who has ever been prior to the Effective Time an officer or director of Mountain Parks or any of the Subsidiaries and John Fischer (the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including reasonable attorneys' fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of CFB, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation (a "Claim") in which an Indemnified Party is, or is threatened to be made, a party or a witness based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of Mountain Parks or any of the Subsidiaries if such Claim pertains to any matter or fact arising, existing or occurring prior to the Effective Time (including, without limitation, the Merger and other transactions contemplated by the Merger Agreement), regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time (the "Indemnified Liabilities") to the fullest extent permitted under applicable Delaware or federal law as of the date hereof or as amended prior to the Effective Time and under the Mountain Parks Certificate of Incorporation and Bylaws as in effect on the date of the Merger Agreement (and CFB shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law, upon receipt of any undertaking contemplated by the Bylaws of CFB).


     For three years from and after the Effective Time, CFB will maintain or cause to maintain Mountain Parks' current insurance policy for directors' and officers' liabilities or an equivalent policy having terms and conditions no less favorable to all present and former directors and officers of Mountain Parks and the Subsidiaries who are covered by such current insurance policy than those in effect for such persons on the date of the Merger Agreement; provided, however, that (i) CFB's obligation to provide such insurance shall be satisfied as to any year at such time as CFB shall have incurred annual costs to maintain insurance in accordance with this subsection equal to 150% of the annual premium charge heretofore paid by Mountain Parks and (ii) such directors and officers may be required to make application and provide customary representations and warranties to CFB's insurance carrier for the purpose of obtaining such coverage.

SHAREHOLDER AGREEMENTS

     As a condition to the willingness of CFB to enter into the Merger Agreement, concurrently with the execution of the Merger Agreement, Dennis M. Mathisen, who beneficially owned 1,278,200 shares (or 32.3%) of Mountain Parks Common Stock as of the Record Date, Daniel T. Lindsay, who beneficially owned 223,100 shares (or 5.6%) of Mountain Parks Common Stock as of the Record Date and John A. Fischer, who beneficially owned 85,150 shares (or 2.1%) of Mountain Parks Common Stock as of the Record Date, each entered into Shareholder Agreements with CFB dated as of June 25, 1996, pursuant to which they have agreed to vote their shares in favor of the Merger and the Merger Agreement. In addition, under the Shareholder Agreements, they have agreed to vote against the approval of any proposal relating to a competing merger or business combination involving an acquisition of Mountain Parks or the purchase of all or a substantial portion of the assets of Mountain Parks by any person or entity other than CFB or its affiliates or any other transaction which is inconsistent with the obligation of Mountain Parks to consummate the Merger in accordance
with the Merger Agreement.   Messrs. Mathisen, Lindsay and Fischer received no
monetary consideration for entering into the Shareholder Agreements.

     Messrs. Mathisen, Lindsay and Fischer have each agreed in their respective Shareholder Agreements that they will not transfer their shares of Mountain Parks Common Stock unless a transferee of such shares shall execute an agreement substantially in the form of the Shareholder Agreements and satisfactory to CFB. Each of these individuals have also agreed that, unless CFB otherwise agrees in writing, such individual shall not directly or indirectly acquire beneficial ownership of any CFB Common Stock, any securities convertible into or exchangeable for CFB Common Stock, or any other right to acquire CFB Common Stock or authorize or make a tender, exchange or other offer, except (i) by way of stock dividends or other distributions or offerings made available to holders of any CFB Common Stock generally or (ii) pursuant to the Merger Agreement, or
(iii) by way of stock options or other stock rights granted to non-employee directors of CFB, if the effect of such acquisition would be to (A) cause or constitute the occurrence of an "Acquisition Event" under the terms of the Rights Agreement dated January 19, 1995 by and between CFB and Norwest Bank Minnesota, N.A., as Rights Agent, or (B) increase the Voting Power (as defined in the Shareholder Agreement) of all CFB Common Stock then owned by such individual or which he has a right to acquire to more than the percentage of the Total Voting Power of CFB (initially 1%) which Shareholder is entitled to hold at such time pursuant to the Shareholders Agreement. The Shareholder Agreements terminate on the earlier of (a) the date on which the Merger Agreement is terminated, or (b) the Effective Time of the Merger.

RESALE OF CFB COMMON STOCK

     Issuance of the shares of CFB Common Stock to stockholders of Mountain Parks upon consummation of the Merger will have been registered under the Securities Act of 1933, as amended (the "Securities Act"). Such shares may be transferred without restriction by those stockholders not deemed to be "affiliates" of Mountain Parks or CFB as that term is defined in the rules under the Securities Act. "Affiliates" are generally defined as persons who control, are controlled by or are under common control with Mountain Parks or CFB at the time of the determination. Accordingly, "affiliates" generally will include directors and executive officers of Mountain Parks. CFB Common Stock received by those stockholders of Mountain Parks who are deemed to be "affiliates" of Mountain Parks or CFB may be resold without registration as provided for by Rules 144 and 145, or as otherwise permitted under the Securities Act; PROVIDED, that no such resale will be permitted until the public release by CFB of its financial results for a period that includes thirty days of combined operations following the Merger. Assuming CFB continues to be subject to, and complies with, the Exchange Act reporting requirements, Rule 145(d) allows limited resales by former affiliates of Mountain Parks without registration if (i) the holder sells the shares in a Rule 144 brokers' transaction in the manner and subject to the quantity limitations of such rule or (ii) at least two years have elapsed since the Effective Time and the holder is not an affiliate of CFB. In the Merger Agreement, CFB has agreed to file all reports and data with the Commission necessary to permit the affiliates of Mountain Parks to sell the CFB Common Stock received by them in the Merger pursuant to Rules 144 and 145 under the Securities Act. This Joint Proxy Statement-Prospectus does not cover any resales of CFB Common Stock received by affiliates of Mountain Parks, their family members or related interests. CFB Common Stock is quoted on the Nasdaq National Market under the symbol "CFBX." EACH STOCKHOLDER WHO MAY BE DEEMED TO BE AN AFFILIATE IS URGED TO CONSULT INDEPENDENT COUNSEL CONCERNING APPLICABLE RESTRICTIONS ON RESALE.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

     The following unaudited pro forma condensed combined financial statements and explanatory notes are presented to show the impact on CFB's historical financial position and results of operations of the Merger and the proposed acquisition of Mountain Parks. The Merger is reflected in the unaudited pro forma condensed combined financial information under the pooling of interests method of accounting. See "The Merger - Accounting Treatment."

     The unaudited pro forma condensed combined balance sheet assumes that the acquisition was consummated on June 30, 1996, and the unaudited pro forma condensed combined statement of income assumes that the acquisition was consummated at the beginning of each period. The balance sheet and the statements of income for certain periods also include the results of operations of High Plains Bank Corp. ("Kiowa"), the holding company of Kiowa State Bank, Kiowa, Colorado, which was acquired by Mountain Parks on July 31, 1996.
Mountain Parks acquired 100% of the capital stock of Kiowa for cash consideration of $7,184,000. Mountain Parks accounted for this transaction as a purchase. The pro forma financial statements assume that the acquisition of Kiowa by Mountain Parks was consummated at the beginning of each period for which the results of Kiowa are presented. These financial statements do not reflect the results of operations and financial condition of Financial Bancorp, Inc., which was acquired by CFB on October 1, 1996. See "Pending and Recent Acquisitions By CFB."

     The pro forma information should be read in conjunction with the historical financial statements (including the related notes thereto) and the financial data regarding CFB and Mountain Parks incorporated by reference. The pro forma information is not necessarily indicative of the results of operations or combined financial position that would have resulted had the acquisitions been consummated at the beginning of the periods for which an income statement is presented, nor is it necessarily indicative of the results of operations of future periods or future combined financial position.

                   CONDENSED PRO FORMA COMBINED BALANCE SHEET
                                  JUNE 30, 1996
                             (Dollars in thousands)
                                   (Unaudited)

                                                                                                 Eliminations and
                                                                                                   Adjustments
                                                 Community First   Mountain Parks               ---------------------    Pro Forma
                                                 Bankshares, Inc.  Financial Corp.    Kiowa     Debit         Credit     Combined
                                                 ----------------  ---------------    -----     -----       ----------   ---------
Cash and due from banks. . . . . . . . . . . . . .     $81,676          $30,909       $3,526                $7,184 (2)    $108,927
Federal funds sold and securities purchased
  under agreement to resell. . . . . . . . . . . .         860                0        7,440                                 8,300
Interest-bearing deposits. . . . . . . . . . . . .       1,461                0          126                                 1,587
Available-for-sale securities. . . . . . . . . . .     409,076           90,640       10,315                               510,031
Held-to-maturity securities. . . . . . . . . . . .     215,446            8,051        2,458                               225,955
Loans. . . . . . . . . . . . . . . . . . . . . . .   1,541,374          310,055       26,884                             1,878,313
  Less: Allowance for loan losses. . . . . . . . .     (20,621)          (3,374)        (394)                              (24,389)
                                                    ---------          --------     -------                              ---------
  Net loans. . . . . . . . . . . . . . . . . . . .   1,520,753          306,681       26,490                             1,853,924
Bank premises and equipment. . . . . . . . . . . .      42,891           16,624        2,292                                61,807
Other assets . . . . . . . . . . . . . . . . . . .      69,065           24,685          565   3,842 (2)                    98,157
                                                    ----------       ----------     --------                            ----------
  TOTAL ASSETS . . . . . . . . . . . . . . . . . .  $2,341,228       $  477,590    $  53,212                            $2,868,688
                                                    ----------       ----------     --------                            ----------
                                                    ----------       ----------     --------                            ----------
Deposits . . . . . . . . . . . . . . . . . . . . .  $1,952,115       $  370,279    $  49,489                            $2,371,883
Federal funds purchased and securities sold
  under agreements to repurchase . . . . . . . . .      68,512                0            0                                68,512
Other short-term borrowings. . . . . . . . . . . .     105,593           37,414            0                               143,007
Long-term debt . . . . . . . . . . . . . . . . . .      27,586           11,500          300     300 (2)                    39,086
Other liabilities. . . . . . . . . . . . . . . . .      23,572            7,012          381                                30,965
                                                    ----------       ----------     --------                            ----------
  TOTAL LIABILITIES. . . . . . . . . . . . . . . .   2,177,378          426,205       50,170                             2,653,453

Minority interest. . . . . . . . . . . . . . . . .       1,236                0            0                                 1,236
Shareholders' equity:
  Preferred stock. . . . . . . . . . . . . . . . .      23,000                0            0                                23,000
  Common Stock . . . . . . . . . . . . . . . . . .         115                4            0       4 (1)        47 (1)         162
                                                                                                   0 (2)

Capital surplus. . . . . . . . . . . . . . . . . .      42,349           23,701          809  23,701 (1)    23,658 (1)      66,007
 . . . . . . . . . . . . . . . . . . . . . . . . .                                               809 (2)

Retained earnings. . . . . . . . . . . . . . . . .      98,149           27,680        2,471   2,471 (2)                   125,829

Treasury stock . . . . . . . . . . . . . . . . . .        (999)               0         (238)    238 (2)                      (999)
                                                    ----------       ----------     --------                            ----------
  TOTAL SHAREHOLDERS' EQUITY . . . . . . . . . . .     162,614           51,385        3,042                               213,999
                                                    ----------       ----------     --------- ----------     ---------- ----------
  TOTAL LIABILITIES AND SHARE-
    HOLDERS' EQUITY. . . . . . . . . . . . . . . .  $2,341,228       $  477,590     $ 53,212  $   31,127     $  31,127  $2,868,688
                                                    ----------       ----------     --------- ----------     ---------- ----------
                                                    ----------       ----------     --------- ----------     ---------- ----------


(1) Issuance of 4,753,478 shares of CFB Common Stock in exchange for the 3,728,218 outstanding shares of Mountain Parks Common Stock. The calculation is based on the Exchange Rate of 1.275 shares of CFB Common Stock for each share of Mountain Parks Common Stock outstanding.
(2) To record the purchase of High Plains Bank Corp. (Kiowa) by Mountain Parks for a purchase price of $7,184,000 including the recognition of goodwill.

                CONDENSED PRO FORMA COMBINED STATEMENTS OF INCOME
                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                  (Dollars in thousands, except per share data)
                                   (Unaudited)


                                                                                                 Eliminations and
                                                                                                    Adjustments
                                                 Community First   Mountain Parks               ---------------------    Pro Forma
                                                 Bankshares, Inc.  Financial Corp.    Kiowa     Debit         Credit     Combined
                                                 ----------------  ---------------    -----     -----       ----------   ---------
Interest income. . . . . . . . . . . . . . . . . .     $89,017          $20,184       $1,944                              $111,145
Interest expense . . . . . . . . . . . . . . . . .      39,601            5,921          675                                46,197
                                                      --------         --------      -------                              --------
Net interest income. . . . . . . . . . . . . . . .      49,416           14,263        1,269                                64,948

Provision for loan losses. . . . . . . . . . . . .       2,115              216           24                                 2,355
                                                      --------         --------      -------                              --------
Net interest income after provision for
  loan losses. . . . . . . . . . . . . . . . . . .      47,301           14,047        1,245                                62,593
Net gains on sales of investment
  securities . . . . . . . . . . . . . . . . . . .           0                0            0                                     0
Other noninterest income . . . . . . . . . . . . .       9,663            2,954          292                                12,909
Noninterest expense. . . . . . . . . . . . . . . .      36,099           10,558        1,017     128 (1)                    47,802
                                                      --------         --------      -------                              --------
Income before income taxes . . . . . . . . . . . .      20,865            6,443          520                                27,700
Provision for income taxes . . . . . . . . . . . .       7,057            2,382          147                                 9,586
                                                      --------         --------      -------                              --------
Net income . . . . . . . . . . . . . . . . . . . .      13,808            4,061          373                                18,114
Dividends on preferred stock . . . . . . . . . . .         805                0            0                                   805
                                                      --------         --------      -------                              --------
Net income applicable to common equity . . . . . .    $ 13,003         $  4,061      $   373                              $ 17,309
                                                      --------         --------      -------                              --------
                                                      --------         --------      -------                              --------
Earnings per common and common
  equivalent share:
  Primary. . . . . . . . . . . . . . . . . . . . .       $1.12            $1.07        $2.60                                 $1.05
  Fully diluted. . . . . . . . . . . . . . . . . .       $1.06            $1.07        $2.60                                 $1.01

Average common and common equivalent
   shares outstanding:
  Primary. . . . . . . . . . . . . . . . . . . . .  11,622,445        3,787,422      143,525                            16,451,408
  Diluted. . . . . . . . . . . . . . . . . . . . .  13,084,108        3,795,325      143,525                            17,923,147


(1) Amortization of goodwill relative to the acquisition of High Plains Bank Corp. (Kiowa), by Mountain Parks, to be amortized over fifteen years.

                CONDENSED PRO FORMA COMBINED STATEMENTS OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                  (Dollars in thousands, except per share data)
                                   (Unaudited)

                                                                                                  Eliminations and
                                                                                                    Adjustments
                                                 Community First   Mountain Parks               --------------------   Pro Forma
                                                 Bankshares, Inc.  Financial Corp.    Kiowa     Debit       Credit     Combined
                                                 ----------------  ---------------    -----     -----     ----------   ---------
Interest income. . . . . . . . . . . . . . . . . .    $162,093          $30,775       $3,002                            $195,870
Interest expense . . . . . . . . . . . . . . . . .      73,945            8,946          961                              83,852
                                                      --------         --------      -------                            --------
Net interest income. . . . . . . . . . . . . . . .      88,148           21,829        2,041                             112,018

Provision for loan losses. . . . . . . . . . . . .       2,432              279            0                               2,711
                                                      --------         --------      -------                            --------
Net interest income after provision for
  loan losses. . . . . . . . . . . . . . . . . . .      85,716           21,550        2,041                             109,307
Net gains on sales of investment
  securities . . . . . . . . . . . . . . . . . . .          83              (31)           0                                  52
Other noninterest income . . . . . . . . . . . . .      17,708            4,728          424                              22,860
Noninterest expense. . . . . . . . . . . . . . . .      67,980           14,613        1,607      256(2)                  84,456
                                                      --------         --------      -------                            --------
Income before income taxes . . . . . . . . . . . .      35,527           11,634          858                              47,763
Provision for income taxes . . . . . . . . . . . .      12,708            4,500          218                              17,426
                                                      --------         --------      -------                            --------
Net income . . . . . . . . . . . . . . . . . . . .      22,819            7,134          640                              30,337
Dividends on preferred stock . . . . . . . . . . .       1,610                0            0                               1,610
                                                      --------         --------      -------                            --------
Net income applicable to common equity . . . . . .    $ 21,209         $  7,134      $   640                            $ 28,727
                                                      --------         --------      -------                            --------
                                                      --------         --------      -------                            --------
Earnings per common and common
   equivalent share:
  Primary. . . . . . . . . . . . . . . . . . . . .       $1.85            $2.24        $4.46                               $1.85
  Fully diluted. . . . . . . . . . . . . . . . . .       $1.75            $2.17(1)     $4.46                               $1.76(1)

Average common and common equivalent
  shares outstanding:
  Primary. . . . . . . . . . . . . . . . . . . . .  11,483,858        3,183,742      143,575                          15,543,129
  Diluted. . . . . . . . . . . . . . . . . . . . .  13,029,614        3,330,538      143,575                          17,276,050

---------------------
(1) Fully diluted earnings per common and common equivalent share reflects an $86,000 increase in net income attributed to the after tax effect of the interest expense associated with Mountain Parks Financial Corp. 7.375% convertible debentures.
(2) Amortization of goodwill relative to the acquisition of High Plains Bank Corp. (Kiowa), by Mountain Parks, to be amortized over fifteen years.

                CONDENSED PRO FORMA COMBINED STATEMENTS OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1994
                  (Dollars in thousands, except per share data)
                                   (Unaudited)

                                                                                       Eliminations and
                                                                                         Adjustments
                                                 Community First   Mountain Parks     --------------------    Pro Forma
                                                 Bankshares, Inc.  Financial Corp.    Debit         Credit     Combined
                                                 ----------------  ---------------    -----      ----------   ---------
Interest income. . . . . . . . . . . . . . . . . .  $  123,075        $  20,162                             $  143,237
Interest expense . . . . . . . . . . . . . . . . .      49,297            4,171                                 53,468
                                                     ---------         --------                              ---------
Net interest income. . . . . . . . . . . . . . . .      73,778           15,991                                 89,769

Provision for loan losses. . . . . . . . . . . . .       1,839                0                                  1,839
                                                     ---------         --------                              ---------
Net interest income after provision
  for loan losses. . . . . . . . . . . . . . . . .      71,939           15,991                                 87,930
Net gains on sales of investment
  securities . . . . . . . . . . . . . . . . . . .         348             (249)                                    99
Other noninterest income . . . . . . . . . . . . .      15,180            3,713                                 18,893
Noninterest expense. . . . . . . . . . . . . . . .      59,542           10,699                                 70,241
                                                     ---------         --------                              ---------
Income before income taxes . . . . . . . . . . . .      27,925            8,756                                 36,681
Provision for income taxes . . . . . . . . . . . .      10,985            2,967                                 13,952
                                                     ---------         --------                              ---------
Net income . . . . . . . . . . . . . . . . . . . .      16,940            5,789                                 22,729

Dividends on preferred stock . . . . . . . . . . .       1,091                0                                  1,091
                                                     ---------         --------                              ---------
Net income applicable to common equity . . . . . .   $  15,849         $  5,789                              $  21,638
                                                     ---------         --------                              ---------
                                                     ---------         --------                              ---------
Earnings per common and common
  equivalent share:
  Primary. . . . . . . . . . . . . . . . . . . . .       $1.39            $2.32                                  $1.48
  Fully diluted. . . . . . . . . . . . . . . . . .        1.37            $2.03(1)                               $1.42(1)

Average common and common
  equivalent shares outstanding:
  Primary. . . . . . . . . . . . . . . . . . . . .  11,393,996        2,499,069                             14,580,309
  Fully diluted. . . . . . . . . . . . . . . . . .  12,332,543        2,983,443                             16,136,433

----------------------
(1) Fully diluted earnings per common share reflects an $261,000 increase in net income attributed to the after tax effect of the interest expense associated with Mountain Parks Financial Corp. 7.375% convertible debentures.

                CONDENSED PRO FORMA COMBINED STATEMENTS OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1993
                  (Dollars in thousands, except per share data)
                                   (Unaudited)

                                                                                       Eliminations and
                                                                                         Adjustments
                                                 Community First   Mountain Parks     --------------------    Pro Forma
                                                 Bankshares, Inc.  Financial Corp.    Debit         Credit     Combined
                                                 ----------------  ---------------    -----      ----------   ---------
Interest income. . . . . . . . . . . . . . . . . .  $  106,299        $  14,847                             $  121,146
Interest expense . . . . . . . . . . . . . . . . .      44,084            3,187                                 47,271
                                                     ---------         --------                              ---------
Net interest income. . . . . . . . . . . . . . . .      62,215           11,660                                 73,875

Provision for loan losses. . . . . . . . . . . . .       1,798              351                                  2,149
                                                     ---------         --------                              ---------
Net interest income after provision
  for loan losses. . . . . . . . . . . . . . . . .      60,417           11,309                                 71,726
Net gains on sales of investment
  securities . . . . . . . . . . . . . . . . . . .       1,312              598                                  1,910
Other noninterest income . . . . . . . . . . . . .      13,093            3,155                                 16,248
Noninterest expense. . . . . . . . . . . . . . . .      51,085            9,769                                 60,854
                                                     ---------         --------                              ---------
Income before income taxes . . . . . . . . . . . .      23,737            5,293                                 29,030
Provision for income taxes . . . . . . . . . . . .       8,809            1,966                                 10,775
                                                     ---------         --------                              ---------
Income before cumulative effect of accounting
  change . . . . . . . . . . . . . . . . . . . . .      14,928            3,327                                 18,255
Cumulative effect of accounting change . . . . . .         359                0                                    359
                                                     ---------         --------                              ---------
Net income . . . . . . . . . . . . . . . . . . . .      15,287            3,327                                 18,614
Dividends on preferred stock . . . . . . . . . . .           0                0                                      0
                                                     ---------         --------                              ---------
Net income applicable to common equity . . . . . .   $  15,287         $  3,327                              $  18,614
                                                     ---------         --------                              ---------
                                                     ---------         --------                              ---------
Earnings per common and common
  equivalent share:
  Primary. . . . . . . . . . . . . . . . . . . . .       $1.35            $1.53                                  $1.32
  Fully diluted. . . . . . . . . . . . . . . . . .        1.35            $1.42(1)                               $1.30(1)

Average common and common
  equivalent shares outstanding:
  Primary. . . . . . . . . . . . . . . . . . . . .  11,331,408        2,170,335                             14,098,585
  Fully diluted. . . . . . . . . . . . . . . . . .  11,335,365        2,400,915                             14,396,532

---------------------
(1) Fully diluted earnings per common and common equivalent share reflects an $79,000 increase in net income attributed to the after tax effect of the interest expense associated with Mountain Parks Financial Corp. 7.375% convertible debentures.

                        COMPARISON OF STOCKHOLDER RIGHTS

     The rights of Mountain Parks stockholders are governed by the Certificate of Incorporation (the "Mountain Parks Certificate") and Bylaws (the "Mountain Parks Bylaws") of Mountain Parks and the laws of the State of Delaware. The rights of CFB stockholders are governed by the Certificate of Incorporation (the "CFB Certificate") and Bylaws (the "CFB Bylaws") of CFB and the laws of the State of Delaware. After the Merger becomes effective, the rights of Mountain Parks stockholders who become CFB stockholders will be governed by the CFB Certificate, the CFB Bylaws and the laws of the State of Delaware. In certain respects, rights of Mountain Parks stockholders and CFB stockholders are similar. While it is not practical to describe all changes in the rights of Mountain Parks stockholders that will result from the differences between the Mountain Parks Certificate and Bylaws and the CFB Certificate and Bylaws, the following is a summary of certain significant differences.

CAPITAL STOCK

     The Mountain Parks Certificate authorizes the issuance of 5,000,000 shares of Common Stock, $.001 par value, and 1,000,000 shares of preferred stock, $.001 par value. Mountain Parks currently has outstanding only one class of Common Stock. Accordingly, all Mountain Parks stockholders have equal rights and preferences with respect to dividends and distributions upon liquidation.

     The CFB Certificate currently authorizes the issuance of 20,000,000 shares of Common Stock, par value $.01 per share ("CFB Common Stock"), 230,000 shares of 7% Cumulative Convertible Preferred Stock, $100 stated value per share (the "CFB Preferred Stock"), 150,000 shares of Series A Junior Participating Preferred Stock, par value $.01 per share (which may only be issued upon a triggering event under the Rights Agreement and 1,620,000 shares of undesignated preferred stock, par value $.01 per share. At the CFB Special Meeting, CFB stockholders will be asked to consider a proposal to amend the CFB Certificate to increase the authorized Common Stock to 30,000,000 shares. See "Proposal Two for CFB Stockholders - Amendment to Certificate of Incorporation." As of November 4, 1996, 11,983,935 shares of CFB Common Stock were outstanding, net of treasury shares, and 229,975 shares of CFB Preferred Stock were outstanding.

     Holders of CFB Preferred Stock have certain rights and preferences with respect to dividends and upon liquidation that are superior to those of holders of CFB Common Stock. The relative rights and preferences of any CFB preferred stock issued in the future may be established by the CFB Board of Directors without stockholder action, and such shares, when and if issued, could have dividend, liquidation, voting, and other rights superior to those of CFB Common Stock.

SPECIAL MEETING OF STOCKHOLDERS

     Delaware law provides that special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws. CFB's Bylaws authorize the Chairman of the Board of Directors, the President or by any two or more directors to call a special meeting of stockholders. Mountain Parks' Certificate authorizes Mountain Parks' President to call a special meeting of stockholders.

CUMULATIVE VOTING

     Under Delaware law, stockholders do not have cumulative voting rights unless the rights are granted to them in the corporation's certificate of incorporation. If cumulative voting is provided for in the certificate of incorporation, each holder of stock shall be entitled to as many votes as shall equal the number of votes which that holder would be entitled to cast for the election of directors with respect to his or her shares of stock multiplied by the number of directors to be elected by the holder, and that he or she may cast all such votes for a single director or may distribute them among the number to be voted for, or for any two or more of them as he or she may see fit. While Mountain Parks' Certificate does not provide for cumulative voting, CFB's Certificate does provide for cumulative voting. Under Delaware law, directors are elected by a plurality of votes.

DISSENTERS' RIGHTS

     Under Delaware law, a stockholder is generally entitled to receive payment of the appraised value of such stockholder's shares if the stockholder dissents from a merger or consolidation. However, appraisal rights are not available to holders of (i) shares listed on a national securities exchange or held of record by more than 2,000 persons or (ii) shares of the corporation surviving a merger, if the merger did not require the approval of the stockholders of such corporation, unless in either case, the holders of such stock are required by the terms of the merger to accept anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation which are also listed on the national securities exchange or held by more than 2,000 holders, or (c) cash in lieu of fractional shares of such stock. Appraisal rights are not available for a sale of assets or an amendment to the CFB Certificate of Incorporation. Because shares of Mountain Parks and CFB Common Stock are traded in the Nasdaq National Market, its stockholders are not, subject to the aforementioned exceptions, entitled to any rights of appraisal in connection with the Merger.

DIVIDENDS AND DISTRIBUTIONS

     A Delaware corporation may make repurchases or redemptions that do not impair capital and may pay dividends out of any surplus account (generally the stockholders' equity of the corporation less the par value of the capital stock outstanding) or, if there exists no surplus, out of net profits of the current and preceding fiscal years (provided that certain provisions must be made for preferences of outstanding stock having a liquidation preference). To determine the surplus, assets and liabilities are valued at their current fair market value. Assuming that such assets have a fair market value greater than their book value and that liabilities have not increased in value to a greater extent, such revaluation will increase the surplus of the corporation and thereby permit the corporation to pay an increased dividend and/or to repurchase a greater number of shares.

     Mountain Parks and CFB are also subject to the policies of federal regulatory authorities regarding payment of dividends, which generally limit dividends to operating earnings.

ANTI-TAKEOVER PROVISIONS

     Pursuant to Delaware's Business Combinations Statute, if a person acquires 15% or more of the voting stock of a Delaware corporation, that person is designated an interested stockholder and the corporation may not engage in certain business combinations with such person for a period of three years. However, an otherwise prohibited business combination may be permitted if one of these conditions is met: (1) if prior to the date the person became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (2) the tender offer or other transaction by which the person acquires 15% stock ownership is attractive enough that he is able to acquire ownership in the same transaction of at least 85% of the outstanding voting stock; or (3) the business combination is approved by the board and authorized at an annual or special meeting of Stockholders by the affirmative vote of two-thirds of the outstanding voting shares held by uninterested stockholders. A business combination is defined to include any of the following: any merger or consolidation with the interested stockholder; any sale, transfer or other disposition of assets to the interested stockholder if the assets have a market value equal to or greater than 10% of the aggregate market value of all of the corporation's assets; any transfer of stock of the corporation to the interested stockholder, except for transfers in a conversion or exchange or a pro rata distribution; and any receipt by the interested stockholder of any loans, advances, guarantees, pledges or other financial benefits, except for a pro rata transfer.

     CFB has adopted a shareholders' rights plan which could in certain circumstances serve as a deterrent against a possible change of control not approved by CFB's Board of Directors. Under the rights agreement, upon the occurrence of certain events which result in a change of control as defined by the agreement, registered holders of shares of CFB Common Stock are entitled to purchase one-hundredth of a share of junior participating preferred stock of CFB at a stated price, or to purchase shares of common stock in the acquiring entity with a market value equal to two times the exercise price. The rights may be redeemed by CFB in certain circumstances and expire in 2005. Mountain Parks does not have a shareholders' rights plan.

CHARTER AMENDMENTS

     Delaware law does not provide for stockholders, independently from the board, to propose amendments to the certificate of incorporation. Delaware law generally requires that, absent a greater requirement in the certificate or articles of incorporation, a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote as a class, must vote in favor of the amendment.

AMENDMENT OF BYLAWS

     Delaware law provides that the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote; provided, however, any corporation may, in its certificate of incorporation, confer the power to adopt, amend, or repeal bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders, nor limit their power to adopt, amend or repeal bylaws.


                                  LEGAL MATTERS

     The validity of the CFB Common Stock to be issued to the Mountain Parks stockholders in connection with the Merger will be passed upon for CFB by Lindquist & Vennum P.L.L.P., Minneapolis, Minnesota. Patrick Delaney, a partner of Lindquist & Vennum P.L.L.P., is a director of CFB and an owner of CFB Common Stock and options to purchase common stock. Certain matters in connection with the Merger and this Joint Proxy Statement - Prospectus, as well as federal income tax consequences in connection with this Merger will be passed upon for Mountain Parks by Sherman & Howard L.L.C., Denver, Colorado.


                                     EXPERTS

     The consolidated financial statements of CFB at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, incorporated by reference in this Joint Proxy Statement-Prospectus which constitutes a joint proxy statement of CFB and Mountain Parks and a prospectus and registration statement of CFB, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated herein by reference, and are incorporated by reference herein in reliance upon such report thereon given upon the authority of such firm as experts in accounting and auditing.

     The audited consolidated financial statements of Mountain Parks as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, incorporated by reference in this Joint Proxy Statement-Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                              ---------------------

                                  PROPOSAL TWO
                              FOR CFB STOCKHOLDERS

                    AMENDMENT TO CERTIFICATE OF INCORPORATION

     The CFB Board of Directors has unanimously approved the amendment to CFB's Certificate of Incorporation to increase the number of authorized shares of CFB common stock, par value $.01 per share ("CFB Common Stock"), from 20,000,000 shares to 30,000,000 shares (the "Amendment"). The CFB Board believes adoption of the Amendment is in the best interests of all the CFB stockholders and recommends that CFB stockholders vote in favor of Proposal Two.

REASONS FOR THE AMENDMENT

     CFB's Certificate of Incorporation currently authorizes 20,000,000 shares of CFB Common Stock. Proposal Two would amend Article IV of the Certificate of Incorporation to authorize 30,000,000 shares of CFB Common Stock, par value $.01 per share. At November 4, 1996 there were 11,983,935 shares of CFB Common Stock issued and outstanding, net of treasury shares, and approximately 1.9 million shares reserved for future issuance upon conversion of CFB's outstanding convertible preferred stock and upon exercise of outstanding stock options, excluding shares reserved in connection with CFB Common Stock to be issued in the Merger. If the CFB and Mountain Parks shareholders approve the Merger Agreement under Proposal One of this Joint Proxy Statement-Prospectus, up to 5.2 million additional shares of CFB Common Stock could be issued, leaving only approximately 829,000 shares available for corporate purposes. This number is significantly less than the 2,011,937 shares remaining available for future grants of stock options under the stock option plans previously approved by CFB's stockholders. The Board of Directors does not regard the number of available authorized shares of CFB Common Stock as sufficient for the future needs of CFB.

     The newly authorized CFB Common Stock would be identical to the existing authorized CFB Common Stock in all respects. The holders of CFB's Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. On any liquidation of CFB, after payment of all indebtedness, the assets of CFB will be distributed pro rata to holders of CFB Common Stock, subject to such rights as have been granted, or may be granted in the future, to any holders of preferred stock. Holders of the CFB Common Stock have no preemptive rights and are entitled to one vote for each share held on each matter submitted to a vote of stockholders. Cumulative voting for the election of directors is not permitted. Accordingly, the owners of a majority of the shares outstanding may elect all of the directors, if they choose to do so, and the owners of the balance of such shares would not be able to elect any directors.

     The Board of Directors of CFB believes that an increase in the number of authorized shares of CFB Common Stock is necessary to ensure that CFB will continue to have additional shares available for future issuance from time to time for proper corporate purposes, including raising additional capital, possible future acquisitions and for stock options or other employee incentive plans. CFB has no present plans with respect to the issuance of shares of its capital stock other than those currently reserved for issuance for stock options, the conversion of CFB's outstanding 7% Cumulative Convertible Preferred Stock, the Merger (as described under "Proposal One for CFB and Mountain Parks Stockholders - Approval of the Merger Agreement"), CFB's Shareholder Rights Agreement and the acquisition of Financial Bancorp, Inc. (as described under "Recent Developments Regarding CFB - Pending Acquisitions").

     The additional shares to be authorized under the Amendment could potentially be issued without further stockholder approval at times and under circumstances that could have a dilutive effect on earnings per share and on the equity ownership and voting power of the present holders of CFB Common Stock, or which could make a change of control of CFB more difficult.

THE PROPOSED AMENDMENT

     The affirmative vote of the holders of a majority of the CFB Common Stock entitled to vote at the meeting is necessary to approve the Amendment. If not otherwise specified, properly executed proxies will be voted in favor of the Amendment.

     THE CFB BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE FOLLOWING RESOLUTIONS WHICH WILL BE PRESENTED AT THE CFB SPECIAL MEETING AS PROPOSAL TWO:

     RESOLVED, that the first sentence of Article IV of CFB's Certificate of Incorporation be, and it hereby is, replaced with the following: "The total number of shares of stock which the corporation shall have authority to issue is Thirty-Two Million (32,000,000) shares, divided into Thirty Million (30,000,000) shares of Common Stock, $.01 par value per share ("Common Stock"), and Two Million (2,000,000) shares of Preferred Stock, $.01 par value per share ("Preferred Stock").

     RESOLVED FURTHER, that the officers of CFB be, and they hereby are, authorized and directed to execute such documents and certificates and take such other action as may be necessary or appropriate to give effect to the foregoing resolution.

                                                                     APPENDIX A




_______________________________________________________________________________




                        AGREEMENT AND PLAN OF REORGANIZATION


                                      BETWEEN


                          COMMUNITY FIRST BANKSHARES, INC.


                                        AND


                            MOUNTAIN PARKS FINANCIAL CORP.




_______________________________________________________________________________

                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----

ARTICLE I
THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -1-
  1.01.   THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . . . -1-
  1.02.   EFFECTIVE TIME OF THE MERGER . . . . . . . . . . . . . . . . . . . -1-
  1.03.   CLOSING. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -1-

ARTICLE II
EFFECT OF THE MERGER ON CAPITAL STOCK OF MPF . . . . . . . . . . . . . . . . -2-
  2.01.   EFFECT ON MPF COMMON STOCK . . . . . . . . . . . . . . . . . . . . -2-
  2.02.   ADJUSTMENTS TO EXCHANGE RATIO. . . . . . . . . . . . . . . . . . . -2-
  2.03.   EXCHANGE OF CERTIFICATES . . . . . . . . . . . . . . . . . . . . . -2-

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF MPF. . . . . . . . . . . . . . . . . . . . -5-
  3.01.   ORGANIZATION, STANDING AND POWER . . . . . . . . . . . . . . . . . -5-
  3.02.   SUBSIDIARIES . . . . . . . . . . . . . . . . . . . . . . . . . . . -5-
  3.03.   CAPITAL STRUCTURE. . . . . . . . . . . . . . . . . . . . . . . . . -6-
  3.04.   AUTHORITY. . . . . . . . . . . . . . . . . . . . . . . . . . . . . -6-
  3.05.   FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . -7-
  3.06.   REPORTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -9-
  3.07.   AUTHORIZATIONS; COMPLIANCE WITH APPLICABLE LAWS. . . . . . . . . . -9-
  3.08.   LITIGATION AND CLAIMS. . . . . . . . . . . . . . . . . . . . . .  -10-
  3.09.   TAXES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  -11-
  3.10.   CERTAIN AGREEMENTS . . . . . . . . . . . . . . . . . . . . . . .  -11-
  3.11.   BENEFIT PLANS. . . . . . . . . . . . . . . . . . . . . . . . . .  -12-
  3.12.   INSURANCE. . . . . . . . . . . . . . . . . . . . . . . . . . . .  -14-
  3.13.   ABSENCE OF CERTAIN CHANGES OR EVENTS . . . . . . . . . . . . . .  -14-
  3.14.   PROPERTIES, LEASES AND OTHER AGREEMENTS. . . . . . . . . . . . .  -15-
  3.15.   OPINION OF FINANCIAL ADVISOR . . . . . . . . . . . . . . . . . .  -16-
  3.16.   VOTES REQUIRED . . . . . . . . . . . . . . . . . . . . . . . . .  -16-
  3.17.   TAX MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . . .  -16-
  3.18.   VOTING AGREEMENTS. . . . . . . . . . . . . . . . . . . . . . . .  -16-
  3.19.   AFFILIATES . . . . . . . . . . . . . . . . . . . . . . . . . . .  -16-
  3.20.   AFFILIATE TRANSACTIONS . . . . . . . . . . . . . . . . . . . . .  -16-
  3.21.   INTEREST RATE RISK MANAGEMENT INSTRUMENTS. . . . . . . . . . . .  -17-
  3.22.   REGULATORY IMPEDIMENTS . . . . . . . . . . . . . . . . . . . . .  -17-
  3.23.   FULL DISCLOSURE. . . . . . . . . . . . . . . . . . . . . . . . .  -17-


                                       (i)

  3.24.   NO DISCUSSIONS . . . . . . . . . . . . . . . . . . . . . . . . .  -17-

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF CFB. . . . . . . . . . . . . . . . . . .  -18-
  4.01.   ORGANIZATION, STANDING AND POWER . . . . . . . . . . . . . . . .  -18-
  4.02.   CFB SUBSIDIARIES . . . . . . . . . . . . . . . . . . . . . . . .  -18-
  4.03.   CAPITAL STRUCTURE. . . . . . . . . . . . . . . . . . . . . . . .  -19-
  4.04.   AUTHORITY. . . . . . . . . . . . . . . . . . . . . . . . . . . .  -19-
  4.05.   CFB FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . .  -19-
  4.06.   REPORTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  -21-
  4.07.   AUTHORIZATIONS; COMPLIANCE WITH APPLICABLE LAWS. . . . . . . . .  -21-
  4.08.   LITIGATION . . . . . . . . . . . . . . . . . . . . . . . . . . .  -22-
  4.09.   TAXES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  -22-
  4.10.   CERTAIN AGREEMENTS . . . . . . . . . . . . . . . . . . . . . . .  -23-
  4.11.  INSURANCE . . . . . . . . . . . . . . . . . . . . . . . . . . . .  -24-
  4.12.   ABSENCE OF CERTAIN CHANGES OR EVENTS . . . . . . . . . . . . . .  -24-
  4.13.   PROPERTIES, LEASES AND OTHER AGREEMENTS. . . . . . . . . . . . .  -24-
  4.14.   VOTES REQUIRED . . . . . . . . . . . . . . . . . . . . . . . . .  -25-
  4.15.   TAX MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . . .  -25-
  4.16.   AFFILIATE TRANSACTIONS . . . . . . . . . . . . . . . . . . . . .  -25-
  4.17.   REGULATORY IMPEDIMENTS . . . . . . . . . . . . . . . . . . . . .  -25-
  4.18.   FULL DISCLOSURE. . . . . . . . . . . . . . . . . . . . . . . . .  -25-

ARTICLE V
COVENANTS OF MPF . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  -26-
  5.01.   AFFIRMATIVE COVENANTS. . . . . . . . . . . . . . . . . . . . . .  -26-
  5.02.   NEGATIVE COVENANTS . . . . . . . . . . . . . . . . . . . . . . .  -27-
  5.03.   LETTERS OF ACCOUNTANTS . . . . . . . . . . . . . . . . . . . . .  -30-
  5.04.   ACCESS AND INFORMATION . . . . . . . . . . . . . . . . . . . . .  -30-
  5.05.   UPDATE DISCLOSURE: BREACHES. . . . . . . . . . . . . . . . . . .  -31-
  5.06.   AFFILIATES; TAX TREATMENT. . . . . . . . . . . . . . . . . . . .  -31-
  5.07.   DISSENT PROCESS. . . . . . . . . . . . . . . . . . . . . . . . .  -31-
  5.08.   EXPENSES . . . . . . . . . . . . . . . . . . . . . . . . . . . .  -32-
  5.09.   DELIVERY OF SHAREHOLDER LISTS. . . . . . . . . . . . . . . . . .  -32-
  5.10.   SHAREHOLDER MEETINGS . . . . . . . . . . . . . . . . . . . . . .  -32-
  5.11.   ACQUISITIONS OF REAL ESTATE. . . . . . . . . . . . . . . . . . .  -32-
  5.12.   PROCESSING CONTRACTS . . . . . . . . . . . . . . . . . . . . . .  -33-
  5.13.   BENEFIT PLANS. . . . . . . . . . . . . . . . . . . . . . . . . .  -33-

ARTICLE VI
COVENANTS OF CFB . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  -33-
  6.01.   AFFIRMATIVE COVENANTS. . . . . . . . . . . . . . . . . . . . . .  -33-
  6.02.   NEGATIVE COVENANTS . . . . . . . . . . . . . . . . . . . . . . .  -34-


                                       (ii)

  6.03.   CFB RIGHTS PLAN. . . . . . . . . . . . . . . . . . . . . . . . .  -34-
  6.04.   ACCESS AND INFORMATION . . . . . . . . . . . . . . . . . . . . .  -35-
  6.05.   BREACHES . . . . . . . . . . . . . . . . . . . . . . . . . . . .  -35-
  6.06.   LISTING. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  -36-
  6.07.   CFB BENEFIT PLANS. . . . . . . . . . . . . . . . . . . . . . . .  -36-
  6.08.   TAX TREATMENT. . . . . . . . . . . . . . . . . . . . . . . . . .  -36-
  6.09.   LETTERS OF ACCOUNTANTS . . . . . . . . . . . . . . . . . . . . .  -36-

ARTICLE VII
ADDITIONAL AGREEMENTS. . . . . . . . . . . . . . . . . . . . . . . . . . .  -37-
  7.01.   FILINGS AND APPROVALS. . . . . . . . . . . . . . . . . . . . . .  -37-
  7.02.   REGISTRATION STATEMENT . . . . . . . . . . . . . . . . . . . . .  -37-
  7.03.   ENVIRONMENTAL AUDITS . . . . . . . . . . . . . . . . . . . . . .  -39-
  7.04.   REPORTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  -39-
  7.05.   BROKERS OR FINDERS . . . . . . . . . . . . . . . . . . . . . . .  -40-
  7.06.   INDEMNIFICATION AND INSURANCE. . . . . . . . . . . . . . . . . .  -40-
  7.07.   ADDITIONAL AGREEMENTS; REASONABLE EFFORTS. . . . . . . . . . . .  -41-

ARTICLE VIII
CONDITIONS PRECEDENT . . . . . . . . . . . . . . . . . . . . . . . . . . .  -42-
  8.01.   CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER . . .  -42-
  8.02.   CONDITIONS TO OBLIGATIONS OF CFB . . . . . . . . . . . . . . . .  -43-
  8.03.   CONDITIONS TO OBLIGATIONS OF MPF . . . . . . . . . . . . . . . .  -46-

ARTICLE IX
TERMINATION AND AMENDMENT. . . . . . . . . . . . . . . . . . . . . . . . .  -48-
  9.01.   TERMINATION. . . . . . . . . . . . . . . . . . . . . . . . . . .  -48-
  9.02.   INVESTIGATION AND REVIEW . . . . . . . . . . . . . . . . . . . .  -49-
  9.03.   EFFECT OF TERMINATION. . . . . . . . . . . . . . . . . . . . . .  -49-
  9.04.   AMENDMENT. . . . . . . . . . . . . . . . . . . . . . . . . . . .  -49-
  9.05.   EXTENSION; WAIVER. . . . . . . . . . . . . . . . . . . . . . . .  -50-
  9.06.   TERMINATION FEE. . . . . . . . . . . . . . . . . . . . . . . . .  -50-
  9.07.   EXPENSES . . . . . . . . . . . . . . . . . . . . . . . . . . . .  -51-

ARTICLE X
GENERAL PROVISIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . .  -51-
  10.01.  NONSURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. . . .  -51-
  10.02.  NOTICES. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  -51-
  10.03.  INTERPRETATION . . . . . . . . . . . . . . . . . . . . . . . . .  -52-
  10.04.  COUNTERPARTS . . . . . . . . . . . . . . . . . . . . . . . . . .  -52-
  10.05.  ENTIRE AGREEMENT; NO THIRD PARTY BENEFICIARIES; RIGHTS OF
          OWNERSHIP. . . . . . . . . . . . . . . . . . . . . . . . . . . .  -52-
  10.06.  GOVERNING LAW. . . . . . . . . . . . . . . . . . . . . . . . . .  -52-
  10.07.  PUBLICITY. . . . . . . . . . . . . . . . . . . . . . . . . . . .  -52-


                                       (iii)

  10.08.  ASSIGNMENT . . . . . . . . . . . . . . . . . . . . . . . . . . .  -53-
  10.09.  KNOWLEDGE OF THE PARTIES . . . . . . . . . . . . . . . . . . . .  -53-
  10.10.  JURY WAIVER. . . . . . . . . . . . . . . . . . . . . . . . . . .  -53-











                                       (iv)

                      AGREEMENT AND PLAN OF REORGANIZATION


     AGREEMENT AND PLAN OF REORGANIZATION, dated as of June 25, 1996 ("Agreement"), between COMMUNITY FIRST BANKSHARES, INC., a Delaware corporation ("CFB"), and MOUNTAIN PARKS FINANCIAL CORP., a Delaware corporation ("MPF").

     WHEREAS, subject to full due diligence and final approval by the respective Boards of Directors of CFB and MPF, the respective Boards of Directors of CFB and MPF have approved the terms of merger of MPF with and into CFB (the "Merger") in accordance with the terms and conditions hereof and of the Plan of Merger in the form attached hereto (the "Plan of Merger", and, collectively with this Agreement, the "Merger Agreements");

     WHEREAS, the respective Boards of Directors of CFB and MPF believe that the Merger, and the exchange of shares of CFB Common Stock, $.01 par value, (the "CFB Common Stock") for all the outstanding shares of MPF Common Stock (as defined SECTION 2.01 (a)), pursuant and subject to the terms of this Agreement and the Plan of Merger is desirable and in the best interests of their respective corporations and stockholders;

     WHEREAS, CFB and MPF desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

     NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements herein contained, the parties hereto agree as follows:

                                    ARTICLE I
                                   THE MERGER

     1.01. THE MERGER. Subject to the terms and conditions of this Agreement, CFB and MPF agree to effect the Merger in accordance with the Delaware
General Corporation Law ("DGCL").

     1.02. EFFECTIVE TIME OF THE MERGER. Subject to the provisions of the Merger Agreements, a certificate of merger (the "Certificate of Merger") shall be duly prepared and executed by CFB and MPF and thereafter delivered to the Secretary of State of the State of Delaware for filing, as provided in the DGCL, on or as soon as practicable after the Closing Date (as defined in SECTION 1.03). The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as is provided in the Certificate of Merger (the "Effective Time").

     1.03. CLOSING. The closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date (the "Closing Date") to be specified by the parties, which, unless both parties agree, shall be no later than the thirtieth business day after the latest to occur of (i) receipt of all necessary approvals of the Merger, from the Board of Governors of the Federal Reserve System (the "Federal Reserve

Board"), and any other applicable bank regulatory authority and the expiration of any waiting periods imposed by law, (ii) the date on which the stockholders of CFB approve the Merger, (iii) the date on which the stockholders of MPF approve the Merger and (iv) unless waived by CFB, satisfaction of the condition set forth in SECTION 8.02(l). The Closing will take place at the offices of CFB, unless another place is agreed to in writing by the parties hereto. Notwithstanding the foregoing, if the Closing does not take place on the date referred to in the first sentence of this Section because any condition to the obligations of CFB or MPF under this Agreement is not met on that date, the other party may postpone the Closing from time to time to any designated subsequent business day not more than thirty (30) days after the original or postponed date on which the Closing was to occur by delivering notice of such postponement on the date the Closing was to occur.

                                   ARTICLE II
                  EFFECT OF THE MERGER ON CAPITAL STOCK OF MPF

     2.01. EFFECT ON MPF COMMON STOCK. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of MPF's common stock, $.001 par value ("MPF Common Stock"), but subject to the provisions of Section 262 of the DGCL with respect to the rights of dissenting stockholders and subject to adjustment pursuant to SECTION 2.02, each then issued and outstanding share of MPF Common Stock shall be converted into the right to receive 1.275 shares (the "Exchange Ratio") of fully paid and nonassessable CFB Common Stock. All such shares of MPF Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist. Each MPF shareholder's certificate or certificates previously representing shares of MPF Common Stock (each a "MPF Certificate") shall be aggregated (if a single stockholder holds more than one MPF Certificate) and exchanged for a certificate representing whole shares of CFB Common Stock and cash in lieu of any fractional share issued in consideration therefor upon the surrender of such MPF Certificates in accordance with SECTION 2.03, without any interest thereon. In accordance with the terms and conditions of the CFB Shareholder Rights Agreement dated January 19, 1995 (the "Rights Plan") there shall be included with each share of CFB Common Stock exchanged in the Merger one CFB Right. Prior to the Distribution Date all references in this Agreement to the CFB Common Stock to be received pursuant to the Merger shall be deemed to include the CFB Rights.

     2.02. ADJUSTMENTS TO EXCHANGE RATIO. If prior to the Effective Time CFB shall declare a stock dividend or distribution upon or subdivide, split up, reclassify or combine its shares of CFB Common Stock or declare a dividend or make a distribution on CFB Common Stock of any security convertible into CFB Common Stock or exercisable to purchase CFB Common Stock (including without limitation, distribution of any Rights after a Distribution Date), appropriate adjustment or adjustments will be made in the Exchange Ratio.

     2.03. EXCHANGE OF CERTIFICATES.

     (a) EXCHANGE AGENT. At the Closing, CFB shall deposit with Norwest Bank Minnesota, N.A. or such other bank or trust company acceptable to the parties (the "Exchange Agent"), for the benefit of the holders of shares of MPF Common Stock, certificates dated the Closing Date representing the shares of CFB Common Stock and the cash to be paid in lieu of fractional shares (such cash and certificates for shares of CFB Common Stock together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") to be issued and paid pursuant to SECTION 2.01 in exchange for the outstanding shares of MPF Common Stock.

     (b) EXCHANGE PROCEDURES. Within five (5) business days after the Closing Date, CFB shall cause the Exchange Agent to mail to each holder of record of a MPF Certificate or MPF Certificates (i) a letter of transmittal which shall specify that delivery shall be effective, and risk of loss and title to the MPF Certificate(s) shall pass, only upon delivery of the MPF Certificate(s) to the Exchange Agent and which shall be in such form and have such other provisions as CFB and MPF may reasonably specify not later than five business days before the Closing Date and (ii) instructions for use in effecting the surrender of the MPF Certificate(s) in exchange for a certificate representing shares of CFB Common Stock and the cash to be paid in lieu of any fractional share. Upon surrender of a shareholder's MPF Certificate or MPF Certificates for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, the holder of such MPF Certificate(s) shall be entitled to receive in exchange therefor (1) a certificate representing the number of whole shares of CFB Common Stock and
(2) a check representing the amount of the cash to be paid in lieu of a fractional share, if any, as provided in Section 2.03(e) below, and the MPF Certificate(s) so surrendered shall forthwith be canceled. No interest will be paid on the cash in lieu of fractional shares, if any, payable to holders of MPF Certificates. In the event of a transfer of ownership of MPF Common Stock which is not registered in the transfer records of MPF, a CFB Certificate representing the proper number of shares of CFB Common Stock, together with a check for the cash to be paid in lieu of a fractional share, may be issued to such a transferee if the MPF Certificate representing such MPF Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer. Any applicable stock transfer taxes shall be paid by CFB.

     (c) DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES; VOTING. The Exchange Agent shall receive and hold, for distribution without interest to the first record holder of the certificate or certificates representing shares of MPF Common Stock, all dividends and other distributions paid on shares of CFB Common Stock held in the Exchange Agent's name as agent. Holders of unsurrendered MPF Certificates shall not be entitled to vote after the Closing Date at any meeting of CFB shareholders until they have exchanged their MPF Certificates.

     (d) TRANSFERS. After the Effective Time, there shall be no transfers on the stock transfer books of MPF of the shares of MPF Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, MPF Certificates are presented to CFB, they shall be canceled and exchanged for the shares of CFB Common Stock and cash, in an amount as determined in accordance with the provisions of SECTION 2.01, 2.02 and this
SECTION 2.03, deliverable in respect thereof pursuant to this Agreement. MPF Certificates surrendered for exchange by any person constituting an "affiliate" of MPF for purposes of Rule 145(c) under the Securities Act of 1933, as amended (the "Securities Act"), shall not be exchanged until CFB has received a written agreement from such person as provided in SECTION 5.06.

     (e) FRACTIONAL SHARES. No fractional shares of CFB Common Stock shall be issued pursuant hereto. In lieu of the issuance of any fractional share, cash adjustments will be paid to holders in respect of any fractional share of CFB Common Stock that would otherwise be issuable, and the amount of such cash adjustment shall be equal to such fractional proportion of the Trading Value of a share of CFB Common Stock. For purposes of calculating fractional shares, a holder of MPF Common Stock with more than one MPF Certificate shall receive cash only for the fractional share remaining after aggregating all of its, his or her MPF Common Stock to be exchanged.

     As used herein, the "Trading Value" of the CFB Common Stock shall be the average of the per share closing price for the CFB Common Stock as reported by the NASDAQ National Market System for the 20 trading days ending at the end of the fourth trading day immediately preceding the Closing Date (as appropriately and proportionately adjusted in the event that, between the date hereof and the termination of such twenty trading day period, shares of CFB Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment or stock dividend).

     (f) TERMINATION OF EXCHANGE FUND. Any portion of the Exchange Fund (including the proceeds of any investments thereof and any CFB Common Stock) that remains unclaimed by the shareholders of MPF for twelve months after the Closing Date shall be paid to CFB. Any shareholders of MPF who have not theretofore complied with this Article 2 shall thereafter look only to CFB for payment of their shares of CFB Common Stock, and cash in an amount as determined in accordance with the provisions of SECTIONS 2.01, 2.02 and this
SECTION 2.03, without any interest thereon. Notwithstanding the foregoing, none of CFB, the Exchange Agent nor any other person shall be liable to any former holder of shares of MPF Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     (g) LOST OR DESTROYED SHARES. In the event any MPF Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such MPF Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such person of a bond in such amount as CFB may direct as indemnity against any claim that may be made against it with respect to such MPF Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed MPF Certificate the shares of CFB Common Stock, and cash in an amount as determined in accordance with the provisions of SECTIONS 2.01, 2.02 and this
SECTION 2.03, deliverable in respect thereof pursuant to this Agreement.

                                  ARTICLE III
                     REPRESENTATIONS AND WARRANTIES OF MPF

     MPF represents and warrants to CFB as follows:

     3.01. ORGANIZATION, STANDING AND POWER. MPF is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to have such power or authority would not have a material adverse effect on the business, operations, prospects or financial condition of MPF or any of the MPF Subsidiaries ("Material Adverse Effect"). MPF is qualified to do business and is in good standing in each other state or foreign jurisdiction where its ownership or leasing of property or the conduct of its business requires it to be so qualified and where the failure to be so qualified would have an MPF Material Adverse Effect. MPF is registered as a bank holding company with the Federal Reserve Board under the BHC Act. MPF has delivered to CFB true, accurate and complete copies of the currently effective certificate of incorporation (the "MPF Certificate") and bylaws of MPF, including all amendments thereto. As used in this Agreement, the word "Subsidiary" means any corporation or other organization, whether incorporated or unincorporated (i) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interest of which held by such party or any Subsidiary of such party does not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

     3.02. SUBSIDIARIES. Except as set forth in the Disclosure Letter (which is a letter delivered by MPF to CFB within fifteen (15) days after the date hereof, the receipt thereof to be acknowledged by CFB executing a copy thereof, that identifies, as to each matter disclosed therein, the section of this Agreement to which the matter relates), MPF beneficially owns, directly or indirectly, all of the shares of the outstanding capital stock of each of its Subsidiaries listed on such letter (herein called collectively the "Subsidiaries" or individually a "Subsidiary"). No equity securities of any of the Subsidiaries are or may become required to be issued by reason of any option, warrants, calls, rights or agreements of any character whatsoever; there are outstanding no securities or rights convertible into or exchangeable for shares of any capital stock of any Subsidiary; and there are no other contracts, commitments, understandings or arrangements by which any Subsidiary is bound to issue additional shares of its capital stock or options, warrants, calls, rights or agreements to purchase or acquire any additional shares of its capital stock. Except as set forth in the Disclosure Letter, all of the shares of capital stock of each of the Subsidiaries owned by MPF are fully paid and nonassessable and are owned by MPF free and clear of any claim, lien, encumbrance or agreement with respect thereto. Each Subsidiary is a bank or a corporation, in each case duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has the corporate power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted, except, in the case of MPF's nonbank subsidiaries, where the failure to have such power or authority would not have a Material Adverse Effect. Except as set forth in the Disclosure Letter, there are no obligations, contingent or otherwise, of MPF to repurchase, redeem or otherwise acquire any shares of capital stock of any Subsidiary or to provide funds (in the form of a loan, capital contribution or otherwise) to any Subsidiary or to make an investment in any Subsidiary or any other entity, other than pursuant to commercial loan arrangements and similar obligations arising in the ordinary course of the business of the Subsidiaries.

     3.03. CAPITAL STRUCTURE.

     (a) As of the date hereof, the authorized capital stock of MPF consists of 6,000,000 shares, divided into 5,000,000 shares of Common Stock and 1,000,000 shares of Authorized Preferred.

     (b) As of the date hereof, (i) 3,727,315 shares of Common Stock are issued and outstanding (assuming no exercise of any stock options since March 31, 1996), (ii) no shares of MPF Authorized Preferred are issued or outstanding; and (iii) except as set forth in the Disclosure Letter, no shares of Common Stock are held in treasury.

     (c) As of the date hereof, except as set forth in the Disclosure Letter, (i) neither MPF nor any Subsidiary has issued any outstanding bonds, debentures, notes or other indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders may vote ("Voting Debt"). All outstanding shares of MPF capital stock are validly issued, fully paid and nonassessable and not subject to or issued in violation of any preemptive rights; and (ii) there are no options, warrants, calls, rights, or agreements of any character whatsoever to which MPF or a Subsidiary is a party or by which it is bound obligating MPF or any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of its capital stock or Voting Debt or obligating MPF or any MPF Subsidiary to grant, extend or enter into any such option, warrant, call, right or agreement. Immediately after the Effective Time, except as set forth in the Disclosure Letter, there will be no option, warrant, call, right or agreement obligating MPF or any MPF Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of its capital stock or Voting Debt or obligating MPF or any MPF Subsidiary to grant, extend or enter into any such option, warrant, call, right or agreement.

     (d) Except as set forth in the Disclosure Letter, (i) MPF has not purchased, redeemed, canceled or otherwise acquired any of its capital stock or Voting Debt during the two years preceding the date hereof; and (ii) there are no obligations, contingent or otherwise, of MPF or any MPF Subsidiary to repurchase, redeem or otherwise acquire any shares of its respective capital stock or Voting Debt.

     3.04. AUTHORITY.

     (a) MPF has all requisite corporate power and authority to enter into this Agreement, the Plan of Merger and to consummate the transactions contemplated hereby, subject only to approval of this Agreement and the Plan of Merger by the Board of Directors and stockholders of MPF. The execution and delivery of this Agreement, and the Plan of Merger and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of MPF (including unanimous approval by the Board of Directors of MPF), subject to the final approval of this Agreement and the Plan of Merger by the stockholders of MPF. This Agreement and the Plan of Merger have been duly executed and delivered by MPF, and each constitutes a valid and binding obligation of MPF enforceable in accordance with its terms other than in connection with or in compliance with the provisions of the DGCL, the Securities Act, the Exchange Act, the securities or "blue sky" laws of the various states, and consents, authorizations, approvals, notices or exemptions required under the BHC Act and the banking laws of the State of Colorado, no consent, approval, order or authorization of, or registration, declaration or filing with, any governmental entity, is required on the part of MPF or any of the Subsidiaries in connection with the execution and delivery of this Agreement, the Plan of Merger and the Investment Agreement by or the consummation by MPF of the transactions contemplated hereby and thereby.

     (b) Except as set forth in the Disclosure Letter, the execution and delivery of this Agreement and the Plan of Merger do not, and the consummation of the transactions contemplated therein will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a benefit under, or the creation of a lien, pledge, security interest or other encumbrance on assets (any such conflict, violation, default, right of termination, cancellation or acceleration loss or creation, a "Violation"), pursuant to any provision of (i) the certificate, the bylaws of MPF or the charter, certificate or articles of incorporation or bylaws of any MPF Subsidiary or (ii) any loan or credit agreement, note, mortgage, indenture, lease, MPF Benefit Plan (as defined in SECTION 3.11) or other agreement, obligation, instrument, permit, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to MPF or any MPF Subsidiary or their respective properties or assets, which Violation pursuant to this CLAUSE (b) would have an MPF Material Adverse Effect.

     3.05. FINANCIAL STATEMENTS.

     (a) The consolidated statements of financial condition of MPF, as of December 31, 1995 and 1994 and the related consolidated statements of income, cash flow and stockholders' equity for the three years in the period ended December 31, 1995 (the "Latest Statement Date"), accompanied by the unqualified reports of Arthur Andersen LLP, copies of which have been furnished by MPF to CFB; the unaudited consolidated statement of financial condition of MPF, as of March 31, 1996 and the related consolidated statements of income, cash flow and stockholders' equity for the three months then ended, in the form prepared for MPF's internal use, copies of which have been furnished by MPF to CFB; (collectively, the "Financial Statements"), have been prepared in accordance with generally accepted accounting principles as utilized in the Financial Statements applied on a consistent basis (except as may be indicated therein or in the notes thereto), and present fairly the consolidated financial position of MPF, at the dates, and the consolidated results of operations, changes in stockholders' equity and cash flows for the periods, stated therein. In the case of interim fiscal periods, all adjustments, consisting only of normal recurring items, which management of MPF believes necessary for a fair presentation of such financial information, have been made, subject to year-end audit adjustments, none of which could reasonably be expected to have a Material Adverse Effect.

     (b) Except as and to the extent set forth on the consolidated statement of financial condition of MPF, as of March 31, 1996, or in the notes thereto, neither MPF nor any Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a statement of financial condition, or in the notes thereto, prepared in accordance with generally accepted accounting principles, except (i) for liabilities or obligations incurred in the ordinary course of business since the Latest Statement Date that would not, individually or in the aggregate, have a Material Adverse Effect or (ii) as otherwise reflected in the Reports (as defined below) filed prior to the date of this Agreement. Except as disclosed in the Disclosure Letter, neither MPF nor any Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that are not required to be reflected on a balance sheet, or in the notes thereto, except for liabilities or obligations that do not, individually or in the aggregate, have a Material Adverse Effect.

     (c) Without limitation to the foregoing, MPF's consolidated allowance for on loan losses included in the Financial Statements as of March 31, 1996 was $3,242,000, representing 1.15% of its total consolidated loans held in the portfolio. The amount of such allowance for loan losses was adequate to absorb reasonably expectable losses in the loan portfolios of the bank Subsidiaries of MPF (the "Banks"). To the knowledge of MPF, there are no facts which would cause it to increase the level of such allowance for loan losses. The documentation relating to loans made by the Banks and relating to all security interests, mortgages and other liens with respect to all collateral for such loans, taken as a whole is adequate for the enforcement of the material terms of such loans and of the related security interests, mortgages and other liens, except as enforcement may be limited by bankruptcy or similar laws or principles of equity. The terms of such loans and of the related security interests, mortgages and other liens comply in all material respects with all applicable laws, rules and regulations (including laws, rules and regulations relating to the extension of credit). Except as set forth in the Disclosure Letter, (A) as of March 31, 1996, there are no loans, leases, other extensions of credit or commitments to extend credit of the Banks that have been or should in accordance with generally acceptable accounting principles, have been classified by the Banks as nonaccrual, as restructured, as 90 days past due, as still accruing and doubtful of collection or any comparable classification and (B) MPF has provided to CFB true, correct and complete in all material respects such written information concerning the loan portfolios of the Banks as CFB has requested. Notwithstanding any provision in Section 3.05(c) to the contrary, MPF makes no representation or warranty with respect to the collectability of any loan.

     3.06. REPORTS. Since January 1, 1994, MPF and the Subsidiaries have filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were and are required to be filed with (i) the Comptroller, (ii) the FDIC, (iii) the Federal Reserve Board, and (iv) any other applicable federal or state securities or bank authorities (all such reports and statements are collectively referred to herein as the "Reports"). As of their respective dates, the Reports filed prior to the date hereof complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed (including, to the extent applicable, Rule 10b-5 promulgated under the Exchange Act) and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     3.07. AUTHORIZATIONS; COMPLIANCE WITH APPLICABLE LAWS.

     (a) MPF and the Subsidiaries hold all authorizations, permits, licenses, variances, exemptions, orders and approvals of all governmental entities which are material to the operations of their respective businesses (the "Permits "). All such Permits are in full force and effect as of the Closing Date, and MPF and the Subsidiaries are in compliance with the terms of the Permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect. Except as disclosed in the Reports filed prior to the date of this Agreement or in the Disclosure Letter, the businesses of MPF and the Subsidiaries are not being, and have not been, conducted in violation of any domestic (federal, state or local) or foreign law, statute, ordinance or regulation of any governmental entity (collectively "Laws"), except for possible violations which individually or in the aggregate do not and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect. Except as set forth in the Disclosure Letter, as of the date hereof, no investigation or review by any governmental entity with respect to MPF, any of the Subsidiaries or any Property (as defined below) is pending or, to the knowledge of MPF, threatened, nor has any governmental entity indicated an intention to conduct the same.

     (b) The Disclosure Letter identifies each parcel of real estate currently owned, leased or otherwise possessed or controlled by MPF or any Subsidiary on the date of this Agreement, including real estate owned as a result of foreclosure ("OREO") and properties managed or controlled by the Banks in connection with their lending or fiduciary operations, but excluding residential property managed or controlled in a fiduciary capacity (collectively, the "Property"). Except as set forth in the Disclosure Letter, neither MPF nor any Subsidiary nor any of the MPF Property owned or leased by them for use in the operation of their respective businesses is in violation of any applicable zoning ordinance or other law, regulation or requirement relating to the operation of any properties used, including, without limitation, applicable federal, state and local laws, rules and regulations relating to the environment or to human health and safety associated with the environment (collectively, "Environmental Laws"), other than violations that, in the aggregate with any other conditions described in this SECTION 3.07(b), would not have a Material Adverse Effect; and neither MPF nor any Subsidiary has received any notice of any such violation, or the existence of any condemnation proceeding with respect to any Property.
Except as set forth in the Disclosure Letter, no Toxic Substances (as defined below) have been deposited or disposed of in, on or under any Property during the period in which MPF or any of the MPF Subsidiaries has owned, occupied, managed, controlled or operated such properties, except to the extent the same, in the aggregate with any other conditions described in this SECTION 3.07(b) would not have a Material Adverse Effect. Except as set forth in the Disclosure Letter, to the best of MPF's knowledge (A) no portion of the Property has ever been used as a dump, gasoline service station, or dry cleaning establishment, (B) by any person, including past owners, occupants and operators of such properties. No Toxic Substances have ever been deposited or disposed of or allowed to be deposited or disposed of in, on or under such properties or (C) no past, present or known future event, condition, circumstances, plans, errors or omissions have existed or occurred, are existing or occurring or are reasonably expected to exist or occur on or with respect to any Property, or any other property as to which MPF or any Subsidiary has held or currently holds ownership or indicia of ownership ("Interested Property"), except as to the matters in CLAUSES (B) AND (C) to the extent the same, in the aggregate with any other conditions described in this SECTION 3.07(b), would not result in costs that would be material to MPF and the Subsidiaries taken as a whole. There are no underground or above ground storage tanks (whether or not currently in use) located on or under the Property, and no underground tank previously located on the Property has been removed therefrom. To the knowledge of MPF or the Subsidiaries, there are no conditions or circumstances in connection with the Property that could reasonably be anticipated to (i) cause any Property to be subject to any restrictions on ownership, occupancy, use or transferability under any applicable Environmental Laws or (ii) materially reduce the value of any Property. To the knowledge of MPF or the Subsidiaries, neither MPF nor any Subsidiary has been identified as a potentially responsible party in a matter arising under any Environmental Laws. For purposes of this Agreement, (1) "Toxic Substances" shall mean petroleum or petroleum-based substance or waste, solid waste, PCBs, pesticides, herbicides, lead, radioactive materials, asbestos or asbestos containing materials, urea formaldehyde foam insulation, or substances defined as "hazardous substances" or "toxic substances" in any Environmental Laws; (2) materials will be considered to be deposited or disposed of in, on or under any real property if such materials have been stored, treated, recycled, used or accidentally or intentionally spilled, released, dumped, emitted or otherwise placed, deposited or disposed of, or used in any construction, in, on or under such property; and (3) costs of violations or conditions shall take into account, without limitation, liabilities, damages, penalties, injunctive relief or removal, remediation or other costs under any applicable Environmental Law.

     3.08. LITIGATION AND CLAIMS. Except as disclosed in the Reports filed prior to the date of this Agreement or in the Disclosure Letter: (a) none of MPF, any of the Subsidiaries or any Property is subject to any continuing order of, or written agreement or memorandum of understanding with any federal or state banking or insurance authority or other Governmental Entity, or any judgment, order, writ, injunction, decree or award of any Governmental Entity or arbitrator, including, without limitation, cease-and-desist or other orders of any banking authority, (b) there is no action, suit, litigation, proceeding or arbitration ("Proceeding") against or affecting MPF or any Subsidiary, to the knowledge of MPF, any directors, officers, employees or agents of MPF or any Subsidiary (in their respective capacities as directors, officers, employees or agents) pending or, to the knowledge of MPF, threatened, which would, if adversely determined, have a Material Adverse Effect or, to the knowledge of MPF, any basis therefor, and (c) there are no uncured material violations, or violations with respect to which material refunds or restitutions may be required, cited in any compliance report to MPF or any Subsidiary as a result of the examination by any bank regulatory authority.

     3.09. TAXES. MPF and each Subsidiary have filed all tax returns required to be filed by them and have paid or has set up an adequate reserve for the payment of, all taxes required to be paid as shown on such returns, except to the extent such nonpayment did not result in a Material Adverse Effect and the most recent MPF financial statements contained in the Reports reflect an adequate reserve for all taxes payable by MPF and the Subsidiaries accrued through the date of such financial statements. The Disclosure Letter sets forth, as of the date hereof, the following information with respect to MPF and each Subsidiary: (a) the most recent tax year for which the United States Internal Revenue Service ("IRS") has completed its examination of such corporation, (b) whether there is an examination pending by the IRS with respect to such corporation and, if so, the tax years involved, (c) whether such corporation has executed or filed with the IRS any agreement which is still in effect extending the period for assessment and collection of any federal tax and, if so, the tax years covered by such agreement and the expiration date of such extension, and (d) whether there are any existing material disputes as to foreign, state, or local taxes. There are no liens for taxes upon the assets of MPF or any Subsidiary, except for statutory liens for taxes not yet delinquent or the validity of which is being contested in good faith by appropriate proceedings and, in either case, only if adequate reserves therefor have been established on MPF's books in accordance with generally accepted accounting principles. Except as disclosed in the Disclosure Letter, neither MPF nor any Subsidiary is a party to any action or proceeding by any governmental authority for assessment and collection of taxes, and no claim for assessment and collection of taxes has been asserted against any of them. For the purpose of this Agreement, the term "tax" (including, with correlative meaning, the terms "taxes" and "taxable") shall include all federal, state, local and foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, personal and real property, withholding, excise and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts. MPF and each Subsidiary respectively, has withheld from its employees (and timely paid to the appropriate governmental agency) amounts which are proper and accurate in all material respects for all periods through the date hereof in material compliance with all tax withholding provisions of applicable federal, state, foreign and local laws (including without limitation income, social security and employment tax withholding for all types of compensation). Except as disclosed in the Disclosure Letter, neither MPF nor any Subsidiary has ever been a member of an affiliated group of corporations (within the meaning of Section 1504(a) of the Code) filing consolidated federal income tax returns, other than the affiliated group of which MPF is the common parent. To the knowledge of MPF, neither MPF nor any Subsidiary has made any payments, or been a party to an agreement that under any circumstances could obligate it to make payments based upon the consummation of the transactions contemplated hereby constituting a change of the nature described in Section 280G(b)(2)(A)(i) of the Code, that are or will not be deductible because of
Section 280G of the Code.

     3.10. CERTAIN AGREEMENTS. Except as discussed in the Reports filed prior to the date of this Agreement or as disclosed in the Disclosure Letter, and except for this Agreement and the agreements expressly contemplated hereby, neither MPF nor any Subsidiary is a party to any oral or written (i) consulting agreement not terminable on 60 days' or less notice or employment agreement or other agreement providing any term of employment, compensation guarantee, or severance benefit, (ii) union, guild or collective bargaining agreement, (iii) agreement or plan, including any stock option plan, stock appreciation right plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of the transactions contemplated by this Agreement, (iv) contract, agreement or understanding to repurchase assets previously sold (or to indemnify or otherwise compensate the purchaser in respect of such assets), (v) contract containing covenants which limit the liability of MPF or any Subsidiary to compete in any line of business or with any person or which involve any restriction of the geographical area in which, or method by which, MPF or any Subsidiary, as applicable may carry on its business (other than as may be required by law or applicable regulatory authorities), (vi) any contract, agreement or other instrument or undertaking which is not terminable by MPF or any Subsidiary without additional payment or penalty within 60 days and obligates MPF or any Subsidiary for payments or other consideration with a value in excess of $100,000, other than loan agreements entered into in the ordinary course of business, or (vii) other executory material agreement as defined by the instructions to Exhibit 10 under Item 601 of SEC Regulation S-K. Except as set forth in the Disclosure Letter, neither MPF nor any of the Subsidiaries is in Violation of any loan or credit agreement, note, mortgage, indenture or other agreement, obligation or instrument applicable to MPF or any Subsidiary or their respective properties or assets, except for any such Violations that would not, individually or in the aggregate, have a Material Adverse Effect.

     3.11.     BENEFIT PLANS.

     (a) The Disclosure Letter lists (i) each employee bonus, incentive, deferred compensation, stock purchase, stock appreciation right, stock option, fringe benefit and severance pay plan, (ii) each pension, profit sharing, stock bonus, thrift, savings and employee stock ownership plan,
(iii) each health, welfare, disability, vacation, leave, perquisite or executive plan, program, policy or practice, and (iv) every other employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (collectively "Benefit Plans"), which MPF or any Subsidiary maintains or to which MPF or any Subsidiary contributes on behalf of current or former employees. Except as disclosed in the Disclosure Letter, all of the plans and programs listed in the Disclosure Letter (collectively, "Benefit Plans") comply with all applicable requirements of Internal Revenue Code, ERISA and all other applicable federal and state laws and regulations, including without limitation the reporting and disclosure requirements of Part 1 of Title I of ERISA. Each of the Benefit Plans that is intended to be a pension, profit sharing, stock bonus, thrift, savings or employee stock ownership plan that is qualified under Section 401 (a) of the Code has been determined by the IRS to so qualify under Section 401(a) of the Code, and, except as disclosed in Disclosure Letter, there exist no circumstances that would adversely affect the qualified status of any such Benefit Plan under that section. No Benefit Plan is a "multi-employer plan" within the meaning of Section 3(37) of ERISA or subject to the requirements of Section 412 of the Code. Except as set forth in the Disclosure

Letter, there is no pending or, to the knowledge of MPF, threatened litigation, governmental proceeding or investigation against or relating to any Benefit Plan, and to the knowledge of MPF there is no reasonable basis for any material proceedings, claims, actions or proceedings against MPF, any Subsidiary, any Benefit Plan or any fiduciary of any such Benefit Plan. Except as set forth in the Disclosure Letter, neither MPF, nor any Subsidiary, nor any party in interest (as defined in Section 3(14) of ERISA and Section 4975(e) of the Code) nor any Benefit Plan has engaged in a "prohibited transaction" (as defined in Section 406 of ERISA and Section 4975(c) of the Code) since the date on which said sections became applicable to such Plan, and no Benefit Plan has engaged in a transaction involving the purchase or sale of employer securities by such Plan from or to a "disqualified person" (within the meaning of Section 4975 of the Code). All Benefit Plans that are group health plans, within the meaning of Section 4980B of the Code or Section 601 of ERISA, have been operated in material compliance with the group health plan continuation coverage requirements of
Section 4980B of the Code and Section 601 of ERISA to the extent such requirements are applicable.

     (b) There has been no amendment to, written interpretation of, or announcement (whether or not written) relating to, or any change in employee participation or coverage under, any Benefit Plan that is not reflected in the text of such Benefit Plan which would materially increase the expense (whether or not such expense is recognized under generally accepted accounting principles) to the employer whose employees are covered by such Benefit Plan. Except as expressly provided by applicable law or the terms of any Benefit Plan, no condition exists that would prevent the amendment or termination of any Benefit Plan with respect to any employee. All employee and employer contributions with respect to employees which are due and owing as of the Closing Date pursuant to the Benefit Plans have been made or will be accrued on the Closing Date Financial Statements and, except for such accrued liabilities, there are as of the Closing Date no other liabilities of MPF or any of its Subsidiaries with respect to the Benefit Plans. Neither MPF nor any Subsidiary has any liability with respect to any employee benefit plan sponsored by any entity which, together with MPF or any Subsidiary, is a member of a group of corporations or entities which would be considered a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

     (c) MPF has delivered to CFB copies of (i) each Benefit Plan or if no plan document exists, a written summary of the material terms thereof, (ii) current summary plan descriptions of each Benefit Plan for which they are required, (iii) each trust agreement, insurance policy or other instrument relating to the funding of any Benefit Plan, (iv) the most recent Annual Reports (Form 5500 series) and accompanying schedules filed with the IRS or United States Department of Labor with respect to each Benefit Plan for which they are required, (v) the most recent determination letter issued by the IRS with respect to each MPF Benefit Plan that is intended to qualify under
Section 401 of the Code, (vi) the most recent available financial statements for each MPF Benefit Plan that has assets, and (vii) the most recent audited financial statements for each Benefit Plan for which audited financial statements are required by ERISA.

     (d) The Disclosure Letter describes any obligation that MPF and/or any Subsidiaries has to provide health and welfare benefits to retirees and other former employees or their dependents (other than rights arising solely under Section 601 of ERISA or Section 4980B of the Code) including information as to the number of retirees, other former employees and dependents entitled to such coverage and their ages.

     3.12. INSURANCE. MPF and each Subsidiary is presently insured, and during each of the past five calendar years has been insured, for reasonable amounts with financially sound and reputable insurance companies against such risks as, to the best knowledge of MPF, companies engaged in a similar business would, in accordance with good business practice, customarily be insured. MPF has delivered to CFB correct and complete copies of all material policies of insurance of MPF and the Subsidiaries currently in effect. Neither MPF nor any Subsidiary has any liability for material unpaid premiums or premium adjustments not properly reflected on the Financial Statements and no notice of cancellation or termination has been received by MPF or any Subsidiary with respect to any material insurance policy currently in effect. Within the last five years, neither MPF nor any Subsidiary has been refused any insurance with respect to any assets or operations, nor has any coverage been limited in any material respect as to any assets or operations, by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance during the last five years.

     3.13. ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in Reports filed prior to the date of this Agreement or in the Disclosure Letter, and except as contemplated by this Agreement and the Plan of Merger, from and after January 1, 1996 through the date of this Agreement: (a) MPF and the Subsidiaries have carried on their respective businesses in the ordinary and usual course consistent with past practices; (b) MPF has not amended the MPF Articles; (c) MPF has not issued or sold any of its capital stock or made grants of its capital stock, or issued or sold any corporate debt securities or otherwise incurred debt which would be classified as long-term debt on its balance sheet; (d) MPF has not granted any option for the purchase of its capital stock, effected any stock split, or otherwise changed its capitalization; (e) MPF has not declared, set aside, or paid any dividend or other distribution in respect of its capital stock or, directly or indirectly, redeemed or otherwise acquired any of its capital stock; (f) neither MPF nor any Subsidiary has (1) incurred any material obligation or liability (absolute or contingent), except obligations or liabilities incurred in the ordinary course of business, or (2) mortgaged, pledged, or subjected to lien, claim, security interest, charge, encumbrance or restriction any of its assets or properties; (g) neither MPF nor any Subsidiary has discharged or satisfied any material lien, mortgage, pledge, claim, security interest, charge, encumbrance, or restriction or paid any material obligation or liability (absolute or contingent), other than in the ordinary course of business; (h) neither MPF nor any Subsidiary has sold, assigned, transferred, leased, exchanged, or otherwise disposed of, other than in the ordinary course of business, any of its properties or assets; (i) neither MPF nor any Subsidiary has increased the rate of compensation of, or paid any bonus to, any of its directors or officers, except merit or promotion increases in accordance with existing policy; entered into any new, or amended or supplemented any existing, employment, management, consulting, deferred compensation, severance, or other similar contract not heretofore provided to CFB; adopted, entered into, terminated, amended or modified any Benefit Plan in respect of any of present or former directors, officers or other employees; or agreed to do any of the foregoing; (j) neither MPF nor any Subsidiary has suffered any material damage, destruction or loss as the result of fire, explosion, earthquake, accident, casualty, labor trouble, requisition or taking of property by any government or any agency of any government, flood, windstorm, embargo, riot, act of God or the enemy, or other similar or dissimilar casualty or event or otherwise, and whether or not covered by insurance; (k) neither MPF nor any Subsidiary has canceled or compromised any debt to an extent exceeding $500,000 owed to MPF or any Subsidiary or claim to an extent exceeding $500,000 asserted by MPF or any Subsidiary; (l) neither MPF nor any Subsidiary has entered, or agreed to enter, into any agreement or arrangement granting any right of refusal or other preferential right to purchase any of its material assets, properties or rights or requiring the consent of any party to the transfer and assignment of any such material assets, properties or rights; (m) there has not been any other transaction, commitment, dispute or other event or condition of any character (whether or not in the ordinary course of business) individually or in the aggregate having or which, insofar as reasonably can be foreseen, in the future is reasonably likely to have, a Material Adverse Effect; and (n) there has not been any change in the method of accounting or accounting practices of MPF or any of the Subsidiaries, except as may be required by law or generally accepted accounting principles. Except as set forth in the Disclosure, MPF has no knowledge of the announced or anticipated resignation of any executive officer or key employee of MPF or any of the Subsidiaries. From and after January 1, 1996 through the date of this Agreement, no customers of MPF or any Subsidiary have indicated that they will stop or decrease the rate of business done with MPF or any Subsidiary (except for changes in the ordinary course of business) such as to, individually or in the aggregate, have a Material Adverse Effect.

     3.14. PROPERTIES, LEASES AND OTHER AGREEMENTS. Except as may be reflected in the Financial Statements, for any lien for current taxes not yet delinquent, for pledges to secure deposits and for such other liens, security interests, claims, charges, options or other encumbrances and imperfections of title which do not materially affect the value of personal or real property reflected in the MPF Financial Statements or acquired since the date of such Statements and which do not materially interfere with or impair the present and continued use of such property, MPF and its Subsidiaries have good title, free and clear of any liens, security interests, claims, charges, options or other encumbrances, to all of the personal and real property reflected in the Financial Statements, and all personal and real property acquired since the date of such Statements, except such personal and real property as has been disposed of in the ordinary course of business. The Disclosure Letter lists all acquisitions or dispositions of capital assets planned as of the date of this Agreement by MPF or any Subsidiary, other than individual transactions with a value not in excess of $25,000 each. Substantially all MPF's and each Subsidiary's buildings and equipment in regular use (including such buildings and equipment as are leased) have been well maintained and are in good and serviceable condition, reasonable wear and tear excepted. The Disclosure Letter contains a brief description, including terms, of each lease for real or personal property to which MPF or any Subsidiary is a party. MPF or the applicable Subsidiary, as lessee, has a valid and existing leasehold interest under each of such leases, true and correct copies of which MPF has delivered to CFB. There is not, under any of such leases relating to real property or any other material leases, any material existing default by MPF, the Subsidiaries or, to the knowledge of MPF, any other party thereto, or any event with notice or lapse of time or both would constitute such a material default.

     3.15. VOTES REQUIRED. The affirmative vote of holders of a majority of the outstanding shares of MPF Common Stock is the only vote of the holders of any class or series of MPF capital stock necessary to approve this Agreement and the transactions contemplated hereby.

     3.16. TAX MATTERS. Neither MPF nor, to its knowledge, any of its affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as one or more reorganizations under Section 368(a)(1) of the Code.

     3.17. VOTING AGREEMENTS. Dennis M. Mathisen, Daniel T. Lindsay and John A. Fischer have each duly executed and delivered to CFB a written agreement ("Shareholder Agreement") in the form to be attached hereto as
EXHIBIT 3.17. Each such agreement constitutes a valid and binding obligation of the party thereto other than CFB, enforceable in accordance with its terms.

     3.18. AFFILIATES. The Disclosure Letter identifies persons who are now "Affiliates" of MPF for purposes of Rule 145 under the Securities Act ("Affiliates"). MPF has advised such persons of the restrictions imposed by applicable securities laws upon the resale of CFB Common Stock delivered in connection with the Merger. Each person identified in such letter has executed a written agreement substantially in the form attached as EXHIBIT
3.18 hereto.

     3.19. AFFILIATE TRANSACTIONS. Except as set forth in the Disclosure Letter, neither MPF nor any of the Subsidiaries, nor any executive officer or director of MPF, nor any member of the immediate family of any such officer or director (which for the purposes hereof shall mean a spouse, minor child or adult child living at the home of any such officer or director), nor any entity which any of such person "controls" (within the meaning of Regulation O of the Federal Reserve Board), has any loan agreement, note or borrowing arrangement or any other agreement with MPF or any of its Subsidiaries (other than normal employment arrangements) or any interest in any property, real, personal or mixed, tangible or intangible, used in or pertaining to the business of MPF or any of the Subsidiaries.

     3.20.     INTEREST RATE RISK MANAGEMENT INSTRUMENTS.

     (a) The Disclosure Letter sets forth a true, correct and complete list of all interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements to which MPF or any of the Subsidiaries is a party or by which any of their properties or assets may be bound. MPF has delivered or made available to CFB true, correct and complete copies of all such interest rate risk management agreements and arrangements.

     (b) All interest rate swaps, caps, floors and option agreements to which MPF is subject and other interest rate risk management arrangements to which MPF or any Subsidiary is a party or by which any of their respective properties or assets may be bound were entered into in the ordinary course of business and, to MPF's knowledge, in accordance with prudent banking practice and applicable rules, regulations and policies of the regulators to which MPF is subject and with counterparties believed to be financially responsible at the time, are legal, valid and binding obligations enforceable in accordance with their terms, and are in full force and effect.
 MPF and each of the Subsidiaries has duly performed in all material respects all of its obligations thereunder to the extent that such obligations to perform have accrued; and to MPF's knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

     3.21. REGULATORY IMPEDIMENTS. As of the date hereof, MPF is unaware of the existence of any factor that would materially delay or materially hinder the issuance of any of the required regulatory approvals necessary to consummate the Merger or the other transactions contemplated hereby, other than any protests by any nongovernmental parties.

     3.22. FULL DISCLOSURE. The representations and warranties of MPF contained in this Agreement do not omit any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. There is no fact known to MPF which has not been disclosed to CFB pursuant to this Agreement, the Disclosure Letter and the Reports, all taken together as a whole, which would reasonably be expected to have a Material Adverse Effect on the ability of CFB or MPF to consummate the transactions contemplated hereby.

     3.23. NO DISCUSSIONS. As of the date of this Agreement, neither MPF nor any Subsidiary, nor any of its or their Representatives (as defined in SECTION 5.02(f)), are, directly or indirectly, soliciting, initiating or engaged in any discussions or other negotiations with, or providing any information to, any third party concerning any possible proposal regarding a Competing Transaction (as defined in SECTION 5.02(f)).

                                   ARTICLE IV
                      REPRESENTATIONS AND WARRANTIES OF CFB

     CFB represents and warrants to MPF as follows:

     4.01. ORGANIZATION, STANDING AND POWER. CFB is a corporation duly organized, validly existing and in active status under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to have such power or authority would not have a material adverse effect on the business, operations, prospects or financial condition of CFB and its Subsidiaries taken as a whole (a "CFB Material Adverse Effect"). CFB is qualified to do business and is in good standing in each other state or foreign jurisdiction where its ownership or leasing of property or the conduct of its business requires it to be so qualified and where the failure to be so qualified would have a CFB Material Adverse Effect. CFB is registered as a bank holding company with the Federal Reserve Board under the BHC Act. CFB has delivered to MPF true, accurate and complete copies of the currently effective restated articles of incorporation and bylaws of CFB, including all amendments thereto.

     4.02. CFB SUBSIDIARIES. Except as set forth in the CFB Disclosure Letter (which is a letter delivered by CFB to MPF within fifteen (15) days after the date hereof, the receipt thereof to be acknowledged by MPF executing a copy thereof), CFB beneficially owns, directly or indirectly, all of the shares of the outstanding capital stock of each of the Subsidiaries listed in the CFB Disclosure Letter (herein, called collectively the "CFB Subsidiaries" or individually a "CFB Subsidiary"), which constitute CFB's principal operating subsidiaries as of the date of this Agreement. No equity securities of any of the CFB Subsidiaries are or may become required to be issued by reason of any option, warrants, calls, rights or agreements of any character whatsoever; there are outstanding no securities or rights convertible into or exchangeable for shares of any capital stock of any CFB Subsidiary; and there are no other contracts, commitments, understandings or arrangements by which any CFB Subsidiary is bound to issue additional shares of its capital stock or options, warrants, calls, rights or agreements to purchase or acquire any additional shares of its capital stock. Except as provided for under any applicable banking statute and except as set forth in the CFB Disclosure Letter, all of the shares of capital stock of each of the CFB Subsidiaries owned by CFB are fully paid and nonassessable (except as provided in Section 180.0622(2)(b) of the Wisconsin Business Corporation Law) and are owned by it free and clear of any claim, lien, encumbrance or agreement with respect thereto. Each CFB Subsidiary is a banking association or a corporation, in each case duly organized, validly existing and in good standing or in active status under the laws of its jurisdiction of incorporation, and has the corporate power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority would not have a CFB Material Adverse Effect. The deposits of each CFB Subsidiary that is a banking institution and accepts deposits are insured by the FDIC to the extent provided by law.

     4.03. CAPITAL STRUCTURE. As of the date hereof, CFB has 20,000,000 shares of authorized common stock, $.01 par value, of which there were 11,438,557 shares outstanding on May 31, 1996. CFB has 2,000,000 shares of authorized preferred stock, of which 230,000 shares of 7% cumulative convertible preferred stock, no par value, were outstanding on May 31, 1996. The preferred stock is issued in the form of 920,000 depository shares. Except as contemplated in the Merger Agreements, as set forth in the CFB Disclosure Letter or as set forth in the most recent report of CFB filed with the SEC on Form 10-K or Form 10-Q, there are, as of the date of the Merger Agreements, no outstanding options, warrants, calls, rights, commitments or agreements of any character whatsoever to which CFB or any CFB Subsidiary is a party or by which it is bound obligating CFB or any CFB Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or any Voting Debt securities of CFB or of any CFB Subsidiary or obligating CFB or any CFB Subsidiary to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. All outstanding shares of CFB capital stock are, and the shares of CFB Common Stock to be issued pursuant to or as specifically contemplated by the Merger Agreements will be, validly issued, fully paid and nonassessable and not subject to preemptive rights.

     4.04. AUTHORITY. CFB has all requisite corporate power and authority to enter into this Agreement and the Plan of Merger and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, the Plan of Merger and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of CFB. This Agreement and the Plan of Merger have been duly executed and delivered by CFB, and each constitutes a valid and binding obligation of CFB enforceable in accordance with its terms. The execution and delivery of this Agreement and the Plan of Merger do not, and the consummation of the transactions contemplated hereby will not, result in any Violation pursuant to any provision of (a) the restated articles of incorporation or bylaws of CFB or any CFB Subsidiary or (b) any loan or credit agreement, note, mortgage, indenture, lease, Benefit Plan maintained by CFB or other agreement, obligation, instrument, permit, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to CFB or any CFB Subsidiary or their respective properties or assets, which Violation pursuant to this CLAUSE (b) would have a CFB Material Adverse Effect. Other than in connection or in compliance with the provisions of the DGCL, the banking laws of the State of Colorado, the Securities Act, the Exchange Act, the securities or blue sky laws of the various states, and consents, authorizations, approvals, notices or exemptions required under the BHC Act, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required on the part of CFB or any CFB Subsidiary in connection with the execution and delivery of this Agreement, the Plan of Merger by CFB or the consummation by CFB or its Subsidiaries of the transactions contemplated hereby and thereby, the failure to obtain which would have a CFB Material Adverse Effect.

     4.05. CFB FINANCIAL STATEMENTS.

     (a) The consolidated balance sheets of CFB as of December 31, 1995 and 1994 and the related consolidated statements of income, consolidated statements of cash flows and consolidated statements of stockholders' equity for the three years in the period ended December 31, 1995, accompanied by the unqualified opinion of Ernst & Young, LLP, copies of which have been furnished by CFB to MPF; the unaudited consolidated balance sheet of CFB as of March 31, 1996 and the related consolidated statement of income, consolidated statement of cash flows and consolidated statement of stockholders' equity for the three months then ended, in the form prepared for CFB's internal use, copies of which have been furnished by CFB to MPF; and like financial information included in Forms 10-Q filed with the SEC subsequent to the Latest Statement Date (collectively, the "CFB Financial Statements"), have been prepared in accordance with generally accepted accounting principles as utilized in the CFB Financial Statements applied on a consistent basis (except as may be indicated therein or in the notes thereto), and present fairly the consolidated financial condition of CFB at the dates, and the consolidated results of operations, changes in stockholders' equity and cash flows for the periods, stated therein. In the case of interim fiscal periods, all adjustments, consisting only of normal recurring items, which management of CFB believes necessary for a fair presentation of such financial information, have been made, subject to year-end audit adjustments, none of which could reasonably be expected to have a CFB Material Adverse Effect.

     (b) Except as and to the extent set forth on the consolidated balance sheets of CFB, as of March 31, 1996, or in the notes thereto, neither CFB nor any CFB Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet, or in the notes thereto, prepared in accordance with generally accepted accounting principles, except (i) for liabilities or obligations incurred in the ordinary course of business since the Latest Statement Date that would not, individually or in the aggregate, have a CFB Material Adverse Effect; or (ii) as otherwise reflected in the CFB Reports (as defined below) filed prior to the date of this Agreement. Except as disclosed in the Disclosure Letter, neither CFB nor any Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that are not required to be reflected on a balance sheet, or in the notes thereto, except for liabilities or obligations that do not, individually or in the aggregate, have a CFB Material Adverse Effect.

     (c) Without limitation to the foregoing, CFB's consolidated allowance for losses on loans included in the Financial Statements as of March 31, 1996 was $20,072,000, representing 1.35% of its total consolidated loans held in the portfolio. The amount of such allowance for losses on loans was adequate to absorb reasonably expectable losses in the loan portfolios of the bank Subsidiaries of CFB (the "CFB Banks"). To the knowledge of CFB, there are no facts which would cause it to increase the level of such allowance for losses on loans. The documentation relating to loans made by the CFB Banks and relating to all security interests, mortgages and other liens with respect to all collateral for such loans, taken as a whole, is adequate for the enforcement of the material terms of such loans and of the related security interests, mortgages and other liens., except as enforcement may be limited by bankruptcy or similar laws or principles of equity. The terms of such loans and of the related security interests, mortgages and other liens comply in all material respects with all applicable laws, rules and regulations (including laws, rules and regulations relating to the extension of credit). Except as set forth in the Disclosure Letters, (A) as of March 31, 1996, there are no loans, leases, other extensions of credit or commitments to extend credit of the CFB Banks that have been or should in accordance with generally acceptable accounting principles, have been classified by the CFB Banks as nonaccrual, as restructured, as ninety
(90) days past due, as still accruing and doubtful of collection or any comparable classification; and (B) CFB has provided to MPF true, correct and complete in all material respects such written information concerning the loan portfolios of the CFB Banks as MPF has requested.

     4.06. REPORTS. Since January 1, 1994, CFB and the CFB Subsidiaries have filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were and are required to be filed with (i) the SEC, including but not limited to Forms 10-K, Forms 10-Q, Forms 8-K and proxy statements, (ii) the Federal Reserve Board, (iii) the Comptroller of the Currency, (iv) the FDIC and (v) any other applicable federal or state securities or banking authorities (all such reports and statements are collectively referred to herein as the "CFB Reports"). As of their respective dates, the CFB Reports filed prior to the date hereof complied and will comply in all material respects with all of the statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed (including, to the extent applicable, Rule 10b-5 promulgated under the Exchange Act) and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     4.07. AUTHORIZATIONS; COMPLIANCE WITH APPLICABLE LAWS.

     (a) CFB and the CFB Subsidiaries hold all authorizations, permits, licenses, variances, exemptions, orders and approvals of all governmental entities which are material to the operation of the businesses of CFB and the CFB Subsidiaries taken as a whole (the "CFB Permits"). CFB and the CFB Subsidiaries are in compliance with the terms of the CFB Permits, except where the failure so to comply could not reasonably be expected to have a CFB Material Adverse Effect. Except as disclosed in the CFB Reports filed prior to the date of this Agreement or the CFB Disclosure Letter, the businesses of CFB and the CFB Subsidiaries are not being conducted in violation of any laws, except for possible violations which individually or in the aggregate do not, and, insofar as reasonably can be foreseen, in the future will not, have a CFB Material Adverse Effect. Except as set forth in the CFB Disclosure Letter, as of the date hereof, no investigation or review by a governmental entity with respect to CFB or to any of the CFB Subsidiaries that would cause a CFB Material Adverse Effect is pending or, to the knowledge of CFB, threatened, nor has any governmental entity indicated an intention to conduct the same.

     (b) Except as set forth in the CFB Disclosure Letter, neither CFB nor any CFB Subsidiary nor any of the CFB Property owned or leased by them for use in the operation of their respective businesses is in violation of any applicable zoning ordinance or other law, regulation or requirements relating ro the operation of any properties used, including, without limitation, applicable federal, state, and local laws, rules and regulations relating to the environment or to human health and safety associated with the environment (collectively, "Environmental Laws"), other than violations that, in the aggregate with any other conditions described in this SECTION 4.07(b), would not have a CFB Material Adverse Effect; and neither CFB nor any CFB Subsidiary has received any notice of any such violation, or the existence of any condemnation proceeding with respect to any real estate currently owned, leased or otherwise possessed or controlled by CFB or any CFB Subsidiary, including real estate owned as a result of foreclosure ("OREO") and properties managed or controlled by CFB Banks in connection with their lending or fiduciary operations, but excluding residential property managed or controlled in a fiduciary capacity (collectively the "CFB Property").
Except as set forth in the CFB Disclosure Letter, no Toxic Substances have been deposited or disposed of in, on or under any CFB Property during the period in which CFB or any of the CFB Subsidiaries has owned, occupied, managed, controlled or operated such properties, except to the extend the same, in the aggregate with any other conditions described in this SECTION 4.07(b) would not have a CFB Material Adverse Effect. Except as set forth in the CFB Disclosure Letter, to the best of CFB's knowledge (A) no portion of the CFB Property has ever been used as a dump, gasoline service station, or dry cleaning establishment,; (B) by any person, including past owners, occupants and operators of such properties. No Toxic Substances have ever been deposited or disposed of or allowed to be deposited or disposed of in, on or under such properties; or (C) no past, present or known future event, condition, circumstances, plans, errors or omissions have existed or occurred, are existing or occurring or are reasonably expected to exist or occur on or with respect to any CFB Property, or any other property as to which CFB or any CFB Subsidiary has held or currently holds ownership or indicia of ownership ("CFB Interested Property"), except as to the matters in CLAUSES (B) AND (C) to the extent the same, in the aggregate with any other conditions described in this SECTION 4.07(b), would not result in costs that would be material to CFB and the CFB Subsidiaries taken as a whole. There are no underground or above ground storage tanks (whether or not currently in use) located on or under the CFB Property that could reasonably be anticipated to (i) cause any CFB Property to be subject to any restrictions on ownership, occupancy, use or transferability under any applicable Environmental Laws; or (ii) materially reduce the value of any CFB Property.
To the knowledge of CFB or the CFB Subsidiaries, neither CFB nor any CFB Subsidiary has been identified as a potentially responsible party in a matter arising under any Environmental Laws.

     4.08. LITIGATION AND CLAIMS. Except as disclosed in the CFB Reports filed prior to the date of this Agreement or in the CFB Disclosure Letter,
(a) none of CFB, any of the CFB Subsidiaries or any CFB Property is subject to any continuing order of, or written agreement or memorandum of understanding with any federal or state banking or insurance authority or other governmental entity, or any judgment, order, writ, injunction, decree or award of any governmental entity or arbitrator, including, without limitation, cease-and-desist or other orders of any banking authority; (b) there is no proceeding against or affecting CFB or any CFB Subsidiary, to the knowledge of CFB, any directors, officers, employees or agents of CFB or any CFB Subsidiary (in their respective capacities as directors, officers, employees or agents) pending or, to the knowledge of CFB, threatened, which would, if adversely determined, have a CFB Material Adverse Effect or, to the knowledge of CFB, any basis therefor; and (c) there are no uncured material violations, or violations with respect to which material refunds or restitutions may be required, cited in any compliance report to CFB or any CFB Subsidiary as a result of the examination of any bank regulatory authority.

     4.9. TAXES. CFB and each CFB Subsidiary have filed all tax returns required to be filed by them and have paid or has set up an adequate reserve for the payment of all taxes required to be paid as shown on such returns, except to the extent such nonpayment did not result in a CFB Material Adverse Effect and the most recent CFB financial statements contained in the CFB Reports reflect an adequate reserve for all taxes payable by CFB and the CFB Subsidiaries accrued through the date of such financial statements. The CFB Disclosure Letter sets forth, as of the date hereof, the following information with respect to CFB and each CFB Subsidiary: (a) the most recent tax year for which the United States Internal Revenue Service("IRS") has completed its examination of such corporation; (b) whether there is an examination pending by the IRS with respect to such corporation and, if so, the tax years involved; (c) whether such corporation has executed or filed with the IRS any agreement which is still in effect extending the period for assessment and collection of any federal tax and, if so, the tax years covered by such agreement and the expiration date of such extension; and (D) whether there are any existing material disputes as to foreign, state, or local taxes. There are no liens for taxes upon the assets of CFB or any CFB Subsidiary, except for statutory liens for taxes not yet delinquent or the validity of which is being contested in good faith by appropriate proceedings and, in either case, only if adequate reserves therefor have been established on CFB's books in accordance with generally accepted accounting principles. Except as disclosed in the CFB Disclosure Letter, neither CFB nor any CFB Subsidiary is a party to any action or proceeding by any governmental authority for assessment and collection of taxes, and no claim for assessment and collection of taxes has been asserted against any of them. For the purpose of this Agreement, the term "tax" (including, with correlative meaning, the terms "taxes" and "taxable") shall include all federal, state, local and foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, personal and real property, withholding, excise and other taxes, duties or assessments of any nature whatsoever together with all interest, penalties and additions imposed with respect to such amounts. CFB and each CFB Subsidiary respectively, has withheld from its employees (and timely paid to the appropriate governmental agency) amounts which are proper and accurate in all material respects for all periods through the date hereof in material compliance with all tax withholding provisions of applicable federal, state, foreign and local laws (including without limitation income, social security and employment tax withholding for all types of compensation). Except as disclosed in the CFB Disclosure Letter, neither CFB nor any CFB Subsidiary has ever been a member of an affiliated group of corporations (within the meaning of Section 1504(a) of the Code) filing consolidated federal income tax returns, other than the affiliated group of which CFB is the common parent. To the knowledge of CFB, neither CFB nor any CFB Subsidiary has made any payments, or been a party to an agreement that under any circumstances could obligate it to make payments based upon the consummation of the transactions contemplated hereby constituting a change of the nature described in Section 280G(b)(2)(A)(i) of the Code, that are or will not be deductible because of Section 280G of the Code.

     4.10. CERTAIN AGREEMENTS. Except as discussed in the CFB Reports filed prior to the date of this Agreement or as disclosed in the CFB Disclosure Letter, and except for this Agreement and the agreements expressly contemplated hereby, neither CFB nor any CFB Subsidiary is a party to any oral or written (i) contract, agreement or understanding to repurchase assets previously sold (or to indemnify or otherwise compensate the purchaser in respect of such assets); (ii) contract containing covenants which limit the liability of CFB or any CFB Subsidiary to compete in any line of business or with any person or which involve any restriction of the geographical area in which, or method by which, CFB or any CFB Subsidiary, as applicable may carry on its business (other than as may be required by law or applicable regulatory authorities); or (iii) other executory material agreement as defined by the instructions to Exhibit 10 under Item 601 of SEC Regulation S-K. Except as set forth in the CFB Disclosure Letter, neither CFB nor any of the CFB Subsidiaries in Violation of any loan or credit agreement, note, mortgage, indenture or other agreement, obligation or instrument applicable to CFB or any CFB Subsidiary or their respective properties or assets, except for any such Violations that would not, individually or in the aggregate, have a CFB Material Adverse Effect.

     4.11. INSURANCE. CFB and each CFB Subsidiary is presently insured, and during each of the past five (5) calendar years has been insured, for reasonable amounts with financially sound and reputable insurance companies against such risks as, to the best knowledge of CFB, companies engaged in a similar business would, in accordance with good business practice, customarily be insured. CFB will deliver to MPF as requested correct and complete copies of all material policies of insurance of CFB and the CFB Subsidiaries currently in effect. Neither CFB nor any CFB Subsidiary has any liability for material unpaid premiums or premium adjustments not properly reflected on the CFB Financial Statements and no notice of cancellation or termination has been received by CFB or any CFB Subsidiary with respect to any material insurance policy currently in effect. Except as disclosed in the CFB Disclosure Letter within the last five (5), neither CFB nor any CFB Subsidiary has been refused any insurance with respect to any assets or operations, nor has any coverage been limited in any material respect as to any assets or operations, by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance during the last five years.

     4.12. ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the CFB Reports filed prior to the date of this Agreement or in the CFB Disclosure Letter, and except as contemplated by this Agreement and the Plan of Merger, from and after January 1, 1996 through the date of this Agreement:
(a) CFB and the CFB Subsidiaries have conducted their respective businesses only in the ordinary and usual course consistent with past practice, (b) CFB has not declared, set aside or paid any dividend or other distribution in respect to any of CFB's capital stock, except for regular quarterly cash dividends not exceeding $.14 per share on CFB Common Stock and regular quarterly cash dividends not exceeding $.4375 per share on CFB preferred stock depository shares with usual record and payment dates for such dividends, (c) there has not been any transaction, commitment, dispute or other event or condition of any character (whether or not in the ordinary course of business) individually or in the aggregate having or which, insofar as reasonably can be foreseen, in the future is reasonably likely to have, a CFB Material Adverse Effect and (d) there has not been any material change in the method of accounting or accounting practices of CFB and the CFB Subsidiaries, except as requested by law or generally accepted accounting principles.

     4.13. PROPERTIES, LEASES AND OTHER AGREEMENTS. Except as may be reflected in the CFB Financial Statements, for any lien for current taxes not yet delinquent, for pledges to secure deposits and for such other liens, security interests, claims, charges, options or other encumbrances and imperfections of title which do not materially affect the value of personal or real property reflected in the CFB Financial Statements or acquired since the date of such Statements and which do not materially interfere with or impair the present and continued use of such property, CFB and its CFB Subsidiaries have good title, free and clear of any liens, security interests, claims, charges, options or other encumbrances, to all of the personal and real property reflected in the CFB Financial Statements, and all personal and real property acquired since the date of such Statements, except such personal and real property as has been disposed of in the ordinary course of business. The CFB Disclosure Letter lists all acquisitions or dispositions of capital assets planned as of the date of this Agreement by CFB or any CFB Subsidiary, other than individual transactions with a value not in excess of $25,000 each. Substantially all CFB's and each CFB Subsidiary's buildings and equipment in regular use (including such buildings and equipment as are leased) have been well maintained and are in good and serviceable condition, reasonable wear and tear excepted. The CFB Disclosure Letter contains a brief description including terms, of each lease for real or personal property to which CFB or any CFB Subsidiary is a party. CFB or the applicable CFB Subsidiary, as lessee, has a valid and existing leasehold interest under each of such leases, true and correct copies of which CFB has delivered to MPF. There is not, under any of such leases relating to real property or any other material leases, any material existing default by CFB, the CFB Subsidiaries or, to the knowledge of CFB, any other party thereto, or any event with notice of lapse of time or both would constitute such a material default.

     4.14. VOTES REQUIRED. The affirmative vote of holders of a majority of the outstanding shares of CFB Common Stock is the only vote of the holders of any class or series of CFB capital stock necessary to approve this Agreement and the transactions contemplated hereby, including an amendment to the articles of incorporation increasing the authorized capital stock..

     4.15. TAX MATTERS. To the knowledge of CFB, neither CFB nor any of its affiliates has through the date hereof taken or agreed to take any action that would prevent the Merger from qualifying as one or more reorganizations under Section 368(a)(1)(A) of the Code.

     4.16. AFFILIATE TRANSACTIONS. Except as set forth in the CFB Disclosure Letter, neither CFB nor any of the CFB Subsidiaries, nor any executive officer or director of CFB, nor any member of the immediate family of any such officer or director (which for the purposes hereof shall mean a spouse, minor child or adult child living t the home of any such officer or director), nor any entity which any of such person "controls" (within the meaning of Regulation O of the Federal Reserve Board) has any loan agreement, note or borrowing arrangement or any other agreement with CFB or any of its Subsidiaries (other than normal employment arrangements) or any interest in any property, real, personal or mixed, tangible or intangible, used in or pertaining to the business of CFB or any of the Subsidiaries.

     4.17. REGULATORY IMPEDIMENTS. As of the date hereof, CFB is unaware of the existence of any factor that would materially delay or materially hinder the issuance of any of the required regulatory approvals necessary to consummate the Merger or the other transactions contemplated hereby, other than any protests by any nongovernmental parties.

     4.18. FULL DISCLOSURE. The representations and warranties of CFB contained in this Agreement do not omit any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. There is no fact known to CFB which has not been disclosed to MPF pursuant to this Agreement, the CFB Disclosure Letter and the CFB Reports, all taken together as a whole, which would reasonably be expected to have a CFB Material Adverse Effect or a material adverse effect on the ability of CFB or MPF to consummate the transactions contemplated hereby.

                                    ARTICLE V
                                COVENANTS OF MPF

     5.1. AFFIRMATIVE COVENANTS. MPF hereby covenants and agrees with CFB that prior to the Effective Time or until the earlier termination or abandonment of this Agreement in accordance with its terms, unless the prior written consent of CFB shall have been obtained (which consent shall not be unreasonably withheld) and except as otherwise contemplated herein, it will and will cause its Subsidiaries to:

     (a) except for the anticipated acquisition of Charter Bancorporation and High Plains Bank Corp. ("Scheduled Acquisitions") operate its business only in the usual, regular and ordinary course consistent with past practices;

     (b) preserve substantially intact its business organization and assets (except for acquisitions and dispositions of assets in the ordinary course of business consistent with past practices, unless otherwise required by the terms of this Agreement), and maintain its rights and franchises, and use its reasonable best efforts to retain the services of its officers and key employees (except that it shall have the right to terminate the employment of any officer or key employee in accordance with established employment procedures) and maintain its relationships with customers;

     (c) maintain and keep its properties in as good repair and condition as at present, except for depreciation due to ordinary wear and tear;

     (d) keep in full force and effect, insurance and bonds comparable in amount and scope of coverage to that now maintained by it;

     (e) perform in all material respects all obligations required to be performed by it under all material contracts, leases, and documents relating to or affecting its assets, properties, and business;

     (f) comply with and perform in all material respects all material obligations and duties imposed upon it by all Laws; and

     (g) notify CFB immediately by telephone, and thereafter promptly confirm in writing, if any of the matters described in SECTION 5.02(f) occurs, whether as a result of action by MPF, any Subsidiary or any Representatives (as defined therein) of MPF, or if any person makes any offer or other proposal concerning a Competing Transaction (as defined in SECTION 5.02(f)); such notice shall include the name of any person other than MPF, a Subsidiary and their Representatives involved in such matter and, after receipt of any written offer or proposal from such person, a copy of any written offers, proposals, agreements or other documents with respect to such offer or proposal.

     5.2. NEGATIVE COVENANTS. Except as specifically contemplated by this Agreement, from the date hereof until the Effective Time, MPF shall not do, or permit any of the Subsidiaries to do, without the prior written consent of CFB (which shall not be unreasonably withheld), any of the following:

     (a) incur any material liabilities or material obligations, whether directly or by way of guaranty, including any obligation for borrowed money whether or not evidenced by a note, bond, debenture or similar instrument, except in the ordinary course of business consistent with past practice;

     (b) (i) grant any general increase in compensation to its employees as a class, or to its officers or directors, except in accordance with past practice or as required by law, or increases which are not material, (ii) effect any change in retirement benefits to any class of employees or officers (unless any such change shall be required by applicable law) which would increase its retirement benefit liabilities, (iii) adopt, enter into, amend or modify any Benefit Plan, or (iv) enter into or amend any employment, severance or similar agreements or arrangements with any directors or officers or former directors or officers;

     (c) declare or pay any dividend on, or make any other distribution in respect of its outstanding shares of capital stock, except cash dividends by a wholly-owned Subsidiary of MPF;

     (d) (i) except for the Scheduled Acquisitions, redeem, purchase or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or any options, warrants, conversion or other rights to acquire any shares of its capital stock or any such securities or obligations; (ii) merge with or into any other corporation or bank, permit any other corporation or bank to merge into it or consolidate with, any other corporation or bank, or effect any reorganization or recapitalization; (iii) purchase or otherwise acquire any substantial portion of the assets, or more than 5% of any class of stock, of any corporation, bank, or other business; (iv) liquidate, sell, dispose of, or encumber any assets or acquire any assets, except in the ordinary course of its business consistent with past practice; or (v) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

     (e) except in connection with the Scheduled Acquisitions, issue, deliver, award, grant or sell, or authorize or propose the issuance, delivery, award, grant or sale of, any shares of its capital stock of any class (including shares held in treasury), any Voting Debt or any securities convertible into, or any rights, warrants or options to acquire, any such shares, Voting Debt or convertible securities, other than issuances by a wholly-owned Subsidiary of its capital stock to its parent;

     (f) initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Competing Transaction (as such term is defined below), or negotiate with any person in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of its officers, directors or employees or any investment banker, financial advisor (including Piper Jaffray Inc.), attorney, accountant or other representative retained by it or any of the Subsidiaries ("Representatives") to take any such action and MPF shall promptly notify CFB orally and in writing of all of the relevant details relating to all inquiries and proposals which it may receive relating to any of such matters. For purposes of this Agreement, "Competing Transaction" shall mean any of the following involving MPF or any of the
Subsidiaries: any actual or proposed merger, consolidation, share exchange or other business combination; a sale, lease, exchange, mortgage, pledge, transfer or other disposition of a substantial portion of the consolidated assets of MPF and the Subsidiaries; a sale of shares of voting capital stock constituting more than 10% of the voting capital stock of MPF (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire such voting capital stock); a tender offer or exchange offer for at least 10% of the outstanding shares of Common Stock or MPF Common Stock; a solicitation of proxies in opposition to approval of the Merger by MPF's stockholders; or a public announcement of a BONA FIDE proposal, plan or intention to do any of the foregoing;

     (g) other than (i) acquisitions described in SECTION 5.02(g) of the Disclosure Schedule, as the case may be, or (ii) acquisitions which may be mutually agreed to by the parties, MPF shall not, nor shall permit any of the Subsidiaries to, acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or division thereof or otherwise acquire or agree to acquire any substantial amount of assets in each case; PROVIDED, however, that the foregoing shall not prohibit (i) internal reorganizations, consolidations or dissolutions involving only the Subsidiaries as permitted or directed by this Agreement, (ii) foreclosures and other acquisitions related to previously contracted debt, in each case in the ordinary course of business, or (iii) acquisitions of MPF assets in each case in the ordinary course of business;

     (h) propose or adopt any amendments to its corporate charter or bylaws in any way adverse to CFB;

     (i) authorize, recommend, propose or announce an intention to authorize, recommend or propose, or enter into an agreement in principle with respect to any acquisition of a material amount of assets or securities or any release or relinquishment of any material contract rights not in the ordinary course of business;

     (j) with respect to properties leased by MPF or any of the Subsidiaries, renew, exercise an option to extend, cancel or surrender any lease of real property or allow any such lease to lapse, without prior consultation with CFB;

     (k) change any of its methods of accounting in effect at December 31, 1995, or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ending July 31, 1995, except as may be required by law or generally accepted accounting principles;

     (l) take action which would or is reasonably likely to (i) adversely affect the ability of CFB or MPF to obtain any necessary approvals of governmental authorities required for the transactions contemplated hereby;
(ii) adversely affect MPF's respective ability to perform its covenants and agreements under this Agreement; or (iii) result in any of the conditions to the Mergers set forth in ARTICLE VIII not being satisfied or in a violation of any provision of the Voting Agreements;

     (m) change the lending, investment, liability management and other material policies concerning the banking business of MPF and the Subsidiaries, unless required by Law or order or unless such change does not cause a Material Adverse Effect;

     (n) purchase, renew or otherwise acquire any investment security for its own account, except debt obligations issued by the United States Treasury Department having a maturity at issuance of not more than three years;

     (o) (A) make, or agree to make, any fully secured loan or increase any existing fully secured loan for an amount in excess of $500,000, to any one borrower, unless said loan is made pursuant to a properly documented and legally enforceable commitment of the Bank to the borrower made prior to the date of this Agreement; (B) make, or agree to make, any unsecured loan or increase any unsecured loan by $100,000 or more, unless said loan is made pursuant to a properly documented and legally enforceable commitment of the Bank to the borrower made prior to the date of this Agreement; (C) make, or agree to make, any new loan or advance on any existing loan, except in conformity with the Bank's current loan policies; (D) make any change with respect to the terms of any existing loan, except in the ordinary course of business; (E) make or commit to make any further advances on any loan which is either in default or classified, whether such classification is a result of a federal or state bank regulatory examination or internal classification of substandard or lower by Bank's officers or directors, unless the Bank is under a legal obligation to do so. With respect to any CFB consent required by this SECTION 5.02(o), CFB shall provide advice of its consent within three business days after CFB has received the request for consent and accompanying information necessary for CFB. to consider the request (the provisions of parts A and B of this section shall not apply to renewals of existing loans, advances under existing loans or increases to existing loans for an amount below the applicable limit set forth in parts A and B);

     (p) pay any fees of any legal counsel, tax adviser or certified public accountants retained in connection with the Merger, including Sherman & Howard and Arthur Andersen LLP, calculated on a basis other than an hourly basis at the maximum rates per hour set forth in the Disclosure Letter, with bills detailing such hours and hourly charges to be submitted to MPF (and a copy provided to CFB) prior to the Effective Time or pay any fees of an agent, broker, investment banker, or financial advisor, including Piper Jaffray Inc., otherwise than in accordance with SECTION 7.05;

     (q) except for the Scheduled Acquisitions and the minority shares of Equity Lending, Inc. purchase any equity securities; or

     (r)  agree in writing or otherwise to do any of the foregoing.

  5.03. LETTERS OF ACCOUNTANTS. At the request of CFB, MPF shall use its best efforts to cause to be delivered to CFB "cold comfort" letters of Arthur Andersen LLP, dated the date on which the S-4 (as defined below) shall become effective and the Closing Date, respectively, and addressed to CFB, in form and substance reasonably satisfactory to CFB and reasonably customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the S-4 and transactions such as those contemplated by the Merger Agreements. From and after the date of this Agreement, neither MPF nor any of the Subsidiaries shall take any action which, with respect to MPF, would disqualify the Merger as a "pooling of interests" for accounting purposes.

  5.04. ACCESS AND INFORMATION. Except where prohibited by law, upon reasonable prior notice, MPF shall (and shall cause the Subsidiaries to) afford to CFB's officers, employees, accountants, counsel and other representatives, access, from time to time during normal business hours during the period prior to the Effective Time, to all books, papers and records relating to the assets, stock, properties, operations, obligations and liabilities of MPF and the Subsidiaries, including without limitation all books of account, tax records, minute books of directors' and stockholders' meetings, contracts and agreements, filings with any regulatory authority, accountants' work papers, litigation files (other than attorney work product or materials protected by any attorney-client privilege), documents relating to assets and title thereto, plans affecting employees, securities transfer records and stockholder lists, and any books, papers and records relating to other assets, business activities or prospects in which CFB may have a reasonable interest. including without limitation, its interest in planning for integration and transition with respect to the business of MPF and the Subsidiaries. During such period, MPF will cause one or more of its representatives to confer on a regular and frequent basis with representatives of CFB, to report on the general status of its ongoing operations and to consult as to the making of any decisions or the taking of any actions in matters other than in the ordinary course of business. During such period, MPF shall (and shall cause each of the Subsidiaries to), except where prohibited by law, furnish promptly to CFB (i) a copy of each Report filed or received by it during such period pursuant to the requirements of federal securities laws, the BHC Act and any other federal or state banking laws promptly after such documents are available, (ii) the monthly financial statements of MPF and the Subsidiaries (as prepared by MPF in accordance with its normal accounting procedures) promptly after such financial statements are available, (iii) a summary of any action taken by the Board of Directors, or any committee thereof, of MPF, (iv) minutes of the MPF Board of Directors meetings and the reports of management of MPF and each of the Subsidiaries customarily provided to their respective Boards of Directors, and (v) all other information concerning its business, properties and personnel as CFB may reasonably request. During such period, MPF shall, and shall cause the Subsidiaries to, instruct its officers, employees, counsel and accountants to be available for, and respond to any questions of, CFB's officers, employees, accountants, counsel and other representatives at reasonable hours and with reasonable notice by CFB to such individuals, and to cooperate fully with CFB in planning for the integration of the business of MPF and the Subsidiaries with the business of CFB and its Subsidiaries.

  5.05.    UPDATE DISCLOSURE: BREACHES.

  (a) From and after the date hereof until the Effective Time, MPF shall promptly, but not less frequently than monthly, update the Disclosure Letter by notice to CFB to reflect any matters which have occurred from and after the date hereof which, if existing on the date hereof, would have been required to be described therein; provided, however, that no such update shall affect the conditions to the obligation of CFB to consummate the transactions contemplated hereby, and any and all changes reflected in any such update shall be considered in determining whether such conditions have been satisfied.

  (b) MPF shall, in the event it becomes aware of the impending or threatened occurrence of any event or condition which would cause or constitute a material breach (or would have caused or constituted a breach had such event occurred or been known prior to the date hereof) of any of its representations or agreements contained or referred to herein or which would cause any of the conditions to the obligations of any party set forth in
ARTICLE VIII not to be satisfied, give prompt written notice thereof to CFB and use its best efforts to prevent or promptly remedy the same.

  5.6.    AFFILIATES; TAX TREATMENT.

  (a) MPF shall cause any person who becomes an Affiliate of MPF after the date hereof, by virtue of becoming a director or officer of MPF or any Subsidiary, and shall use its best efforts to cause any other person who becomes an Affiliate of MPF after the date hereof, and on or prior to the Closing Date, to deliver to CFB a written agreement substantially in the form attached as EXHIBIT 3.18 hereto as soon as practicable after attaining such status and advise such person of the restrictions imposed by applicable securities laws upon the resale of CFB Common Stock delivered in connection with the Merger.

  (b) MPF will use its best efforts to cause the Mergers to qualify as one or more reorganizations under Section 368(a)(1) of the Code.

  5.07. DISSENT PROCESS. MPF will give to CFB prompt notice of its receipt of any written notice relating to the exercise of dissenters' rights granted under Section 262 of the DGCL, including the name of the dissenting stockholder and the number of shares of stock to which the dissent relates. CFB will have the right to participate in all negotiations and proceedings with the MPF stockholders relating to any such notice or the exercise of such rights, and except as required by law, MPF will not make any payment with respect to, or settle or offer to settle, any dissent demands without the prior written consent of CFB.

  5.08.    EXPENSES.

  (a) "Expenses" as used in this Agreement shall include all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to the party and its affiliates) incurred by a party or on its behalf in connection with the consummation of the transactions contemplated by this Agreement.

  (b) Except as otherwise provided herein, all Expenses incurred by CFB and MPF in connection with or related to the authorization, preparation and execution of this Agreement and the Plan of Merger, the solicitation of stockholder approvals and all other matters related to the closing of the transactions contemplated hereby, including all fees and expenses of agents, representatives, counsel and accountants employed by either such party or its affiliates, shall be borne solely and entirely by the party which has incurred the same, except that the parties shall share equally in the expense of printing the S-4 and the Proxy Statement (as defined below) and the expense of all SEC and other regulatory filing incurred in connection herewith.

  5.09. DELIVERY OF SHAREHOLDER LISTS. MPF shall arrange to have its transfer agent deliver to CFB or its designee, from time to time prior to the Closing Date, a true and complete list setting forth the names and addresses of all its stockholders of record, their holdings of such stock as of the latest practicable date, and such other stockholder information as is reasonably available that CFB may reasonably request.

  5.10. SHAREHOLDER MEETINGS. MPF shall call a meeting of its stockholders for the purpose of voting upon the Merger Agreements and related matters, and deliver notice of such meeting, as part of the Proxy Statement (as defined below) to MPF stockholders in accordance with applicable law and the certificate. MPF shall coordinate and cooperate with CFB with respect to the timing of such meeting and shall use its best efforts to hold such meeting as soon as practicable after the date hereof. Unless otherwise required by law, MPF shall not, at such stockholders' meeting, submit any other matter for approval of its stockholders (except with the prior written consent of CFB). MPF will, through its Board of Directors, (i) unanimously recommend to its stockholders approval of such matters, (ii) not withdraw, modify or amend such recommendations, and (iii) use its best efforts to obtain such stockholder approval.

  5.11. ACQUISITIONS OF REAL ESTATE. During the period prior to the Effective Time, MPF shall cause each Subsidiary that proposes to acquire ownership or possession of any real property (other than single family residential real property), through foreclosure or repossession or otherwise, to conduct an environmental assessment of such property meeting the requirements described in

SECTION 7.03 and any further environmental investigation, sampling or analysis reasonably required to ensure that such Subsidiary shall not acquire ownership or possession of any real property that is reasonably likely to cause the Subsidiary to be subject to or incur any liabilities, damages, penalties or removal, remediation or other costs as a result of its ownership or control of the property that will exceed the value of the property.

  5.12. PROCESSING CONTRACTS. As soon as reasonably practicable after the date hereof, MPF will give notice to the other parties under such of MPF's agreements for credit card and merchant processing services, trust processing services and data processing services as CFB may designate as to the intended termination of such parties' respective agreements as soon as reasonably practicable after, and contingent on, the Merger. MPF will cooperate with CFB in using its best efforts to minimize any termination penalties under such agreements.

  5.13. BENEFIT PLANS. MPF and its Subsidiaries will, to the extent legally permissible, take all action necessary or required (i) to terminate or amend, if requested by CFB, all qualified pension and welfare benefit plans and all non-qualified benefit plans and compensation arrangements as of the Effective Time; (ii) to amend the Plans to comply with the provisions of the Tax Reform Act of 1986, as amended, and regulations thereunder and other applicable law as of the Effective Time; and (iii) to submit application to the Internal Revenue Service for a favorable determination letter for each of the Plans which is subject to the qualification requirements of Section 401(a) of the Code prior to the Effective Time.

                                   ARTICLE VI
                                COVENANTS OF CFB

  6.01. AFFIRMATIVE COVENANTS. CFB hereby covenants and agrees with MPF that prior to the Effective Time, unless the prior written consent of MPF shall have been obtained (which consent shall not be unreasonably withheld) and except as otherwise contemplated herein, it will cause the CFB Subsidiaries to:

  (a) operate its business only in the usual, regular and ordinary course consistent with past practices, including acquisition of additional institutions;

  (b) preserve substantially intact its business organization and assets (except for acquisitions and dispositions of assets in the ordinary course of business consistent with past practices), and maintain its rights and franchises, and use its reasonable best efforts to retain the services of its officers and key employees (except that it shall have the right to terminate the employment of any officer or key employee in accordance with established employment procedures) and maintain its relationships with customers;

  (c) maintain its corporate existence in good standing and maintain all books and records in accordance with accounting principles and practices as utilized in the CFB Financial Statements applied on a consistent basis, except as may be required to implement changes in generally accepted accounting principles;

  (d) keep in full force and effect, insurance and bonds comparable in amount and scope of coverage to that now maintained by it;

  (e) perform in all material respects all obligations required to be performed by it under all material contracts, leases, and documents relating to or affecting its assets, properties, and business; and

  (f) conduct its business in a manner that does not violate any Laws, except for possible violations which individually or in the aggregate do not, and, insofar as reasonably can be foreseen, in the future will not, have a CFB Material Adverse Effect.

  6.02. NEGATIVE COVENANTS. Except as specifically contemplated by this Agreement, from the date hereof until the Effective Time, CFB shall not do, or agree or commit to do, or permit any of its Subsidiaries to do, without the prior written consent of MPF (which shall not be unreasonably withheld) any of the following:

  (a) propose or adopt any amendments to its corporate charter or bylaws in any way adverse to MPF; provided, however, that any amendment to the bylaws of CFB to increase the size of its Board of Directors shall not be deemed adverse to MPF and any amendment to the Restated articles of incorporation of CFB effected solely by action of the Board of Directors of CFB shall not be deemed adverse to MPF;

  (b) take action which would or is reasonably likely to (i) adversely affect the ability of CFB or MPF to obtain any necessary approvals of governmental authorities required for the transactions contemplated hereby;
(ii) adversely affect CFB's ability to perform its covenants and agreements under this Agreement; or (iii) result in any of the conditions to the Merger set forth in ARTICLE VIII not being satisfied;

  (c) change any of its methods of accounting in effect at December 31, 1995, or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ending December 31, 1995, except as may be required by law or generally accepted accounting principles.

  (d) change the lending, investment, liability management and other material policies concerning the banking business of CFB and the CFB Subsidiaries, unless required by Laws or order or unless such change does not cause CFB Material Adverse Effect; or

  (e)     agree in writing or otherwise to do any of the foregoing.

  6.03. CFB RIGHTS PLAN. Nothing herein shall be deemed to prohibit CFB from (a) redeeming the CFB Rights or (b) if the CFB Rights are so redeemed, entering into a new rights agreement similar to the CFB Rights Agreement; provided that, as to this CLAUSE (b), the holders of MPF Common Stock, become entitled to any benefits thereof by virtue of the Mergers or the Exchange Ratios are appropriately adjusted.

  6.04. ACCESS AND INFORMATION. Except where prohibited by law, upon reasonable prior notice, CFB shall (and shall cause the CFB Subsidiaries to) afford to MPF's officers, employees, accountants, counsel and other representatives, access, from time to time during normal business hours during the period prior to the Effective Time, to all books, papers and records relating to the assets, stock, properties, operations, obligations and liabilities of CFB and the CFB Subsidiaries, including without limitation all books of account, tax records, minute books of directors' and stockholders' meetings, contracts and agreements, filings with any regulatory authority, accountants' work papers, litigation files (other than attorney work product or materials protected by any attorney-client privilege), documents relating to assets and title thereto, plans affecting employees, securities transfer records and stockholder lists, and any books, papers and records relating to other assets, business activities or prospects in which MPF may have a reasonable interest. During such period, CFB will cause one or more of its representatives to confer on a regular and frequent basis with representatives of MPF, to report on the general status of its ongoing operations and to consult as to the making of any decisions or the taking of any actions in matters other than in the ordinary course of business. During such period, CFB shall (and shall cause each of the CFB Subsidiaries to), except where prohibited by law, furnish promptly to MPF (i) a copy of each CFB Report filed or received by it during such period pursuant to the requirements of federal securities laws, the BHC Act and any other federal or state banking laws promptly after such documents are available; (ii) the monthly financial statements of CFB and the CFB Subsidiaries (as prepared by CFB in accordance with its normal accounting procedures) promptly after such financial statements are available; (iii) a summary of any action taken by the Board of Directors, or any committee thereof, of CFB; (iv) minutes of the CFB Board of Directors meetings and the reports of management of CFB and each of the CFB Subsidiaries customarily provided to their respective Boards of Directors; and (v) all other information concerning its business, properties and personnel as MPF may reasonably request. During such period, CFB shall, and shall cause the Subsidiaries to, instruct its officers, employees, counsel and accountants to be available for, and respond to any questions of, MPF's officers, employees, accountants, counsel and other representatives at reasonable hours and with reasonable notice by MPF to such individuals.

  6.05.    BREACHES.

  (a) From and after the date hereof until the Effective Time, CFB shall promptly, but not less frequently than monthly, update the CFB Disclosure Letter by notice to MPF to reflect any matters which have occurred from and after the date hereof which, if existing on the date hereof, would have been required to be described therein; provided, however, that no such update shall affect the conditions to the obligation of MPF to consummate the transactions contemplated hereby, and any and all changes reflected in any such update shall be considered in determining whether such conditions have been satisfied.

  (b) CFB shall, in the event it becomes aware of the impending or threatened occurrence of any event or condition which would cause or constitute a material breach (or would have caused or constituted a breach had such event occurred or been known prior to the date hereof) of any of its representations or agreements contained or referred to herein or which would cause any of the conditions to the obligations of any party set forth in ARTICLE VIII not to be satisfied, give prompt written notice thereof to MPF and use its best efforts to prevent or promptly remedy the same.

  6.06. LISTING. CFB shall use its best efforts to cause the shares of CFB Common Stock to be issued in the Mergers to be approved for listing on the NASDAQ National Market System, subject to official notice of issuance, prior to the Closing Date.

  6.07. CFB BENEFIT PLANS. On or before the first January 1 that is at least 180 days after the Effective Time, CFB shall provide to retained employees of MPF or of any Subsidiary all corporate-wide employee retirement, health, dental, life and long-term disability benefits that CFB and its subsidiaries provide to their similarly situated employees, subject to the age and eligibility requirements for such benefits. Each such employee's last continuous period of service prior to the Effective Time with MPF or any Subsidiary shall count for purposes of determining eligibility and vesting for all such benefits. If such coverage under the CFB benefits is not provided immediately after the Effective Time, CFB shall continue the MPF plans until coverage is effective under CFB's plans so that no lapse in benefits occurs. Without limiting the generality of the foregoing, no preexisting condition limits shall be applied to participants in Benefit Plans upon their eligibility for such CFB benefits (except for continuation of any such limits that were in effect under the applicable Benefit Plans). For the purpose of determining each employee's benefit for the year in which the Merger occurs under the CFB vacation program, vacation taken by an employee in the year in which the Merger occurs will be deducted from the total CFB benefit.

  6.08. TAX TREATMENT. CFB will use its best efforts to cause the Merger to qualify as one or more reorganizations under Section 368(a)(1) of the Code.

  6.09. LETTERS OF ACCOUNTANTS. At the request of MPF, CFB shall use its best efforts to cause to be delivered to MPF "cold comfort" letters of Ernst & Young LLP, dated the date on which the S-4 shall become effective and the Closing Date, respectively, and addressed to MPF, in form and substance reasonably satisfactory to CFB and reasonably customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the S-4 and transactions such as those contemplated by the Merger Agreements. From and after the date of this Agreement, neither CFB nor any of the CFB Subsidiaries shall take any action which, with respect to CFB, would disqualify the Merger as a "pooling of interests" for accounting purposes.

                                   ARTICLE VII
                              ADDITIONAL AGREEMENTS

  7.01.    FILINGS AND APPROVALS.

  (a) Each party will use all reasonable efforts and will cooperate with the other in the preparation and filing, as soon as practicable, of all applications or other documents required to obtain the requisite approvals of and consents to the Merger and the other transactions contemplated by this Agreement, from the Federal Reserve Board, the Colorado Commissioner, the FDIC and the Comptroller, as applicable, and from any other applicable bank regulatory authorities and provide copies of nonconfidential portions of such applications, filings and related correspondence to the other parties. Prior to filing each application, notice or other documents with the applicable regulatory authority, each party will provide the other party with an opportunity to review and comment on the nonconfidential portions of each such application, notice or other document. Each party shall ensure that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in any documents to be filed with the Federal Reserve Board, the Colorado Commissioner, the FDIC, the Comptroller or any other regulatory agency in connection with the transactions contemplated hereby will, at the time of filing, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein. Subject to the terms and conditions herein provided, each party will use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to cause the conditions set forth in ARTICLE VIII to be satisfied, including participating in any required hearings or proceedings, and to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement. Each party shall keep the other advised of all material regulatory developments in a timely manner;

  (b) In the event of a restraining order or injunction which prevents the Closing by reason of the operation of SECTION 8.01(d), MPF and CFB shall use their respective best efforts to cause such order or injunction to be lifted and the Closing to be consummated as soon as reasonably practicable.

  7.02.    REGISTRATION STATEMENT.

  (a) For the purposes of (i) holding a meeting of the stockholders of MPF to approve the Merger Agreements and the Merger (the "Meeting") and (ii) registering the CFB Common Stock to be issued to holders of MPF Common Stock in connection with the Merger with the SEC and with applicable state securities authorities, the parties hereto shall cooperate in the preparation of an appropriate registration statement (such registration statement, together with all and any amendments and supplements thereto, being herein referred to as the "S-4"), which shall include a joint prospectus of CFB and proxy statement of MPF (the "Proxy Statement") that shall satisfy all applicable requirements of the Securities Act, the Exchange Act, applicable state securities laws and the rules and regulations thereunder.

  (b) CFB shall furnish such information concerning CFB as is necessary in order to cause the Proxy Statement, insofar as it relates to CFB, to be prepared in accordance with SECTION 7.02(a). CFB agrees promptly to advise MPF if any time prior to the Meeting any information provided by CFB in the Proxy Statement becomes incorrect or incomplete in any material respect, and to provide the information needed to correct such inaccuracy or omission. At the time the S-4 becomes effective and at the time the Proxy Statement is mailed to the stockholders of MPF and at all times subsequent to such mailing up to and including the time of the Meeting, the S-4 and such Proxy Statement (including any amendments or supplements thereto), with respect to all information set forth therein relating to CFB (including the CFB Subsidiaries) and the CFB Common Stock, this Agreement, the Merger and all other transactions contemplated hereby, will (a) comply in all material respects with applicable provisions of the Securities Act and the Exchange Act, and (b) not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they are made, not misleading.

  (c) MPF shall furnish CFB with such information concerning MPF and the Subsidiaries as is necessary in order to cause the Proxy Statement, insofar as it relates to MPF and the Subsidiaries, to be prepared in accordance with
SECTION 7.02(a). MPF agrees promptly to advise CFB if at any time prior to the Meeting any information provided by MPF in the Proxy Statement becomes incorrect or incomplete in any material respect, and to provide CFB with the information needed to correct such inaccuracy or omission. At the time the S-4 becomes effective and at the time the Proxy Statement is mailed to the stockholders of MPF and at all times subsequent to such mailings up to and including the time of the Meetings, the S-4 and the Proxy Statement (including any supplements thereto), with respect to all information set forth therein relating to MPF (including the Subsidiaries) and their stockholders, MPF Common Stock, this Agreement, the Merger and all other transactions contemplated hereby will
(a) comply in all material respects with applicable provisions of the Securities Act and the Exchange Act, and (b) not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they are made, not misleading.

  (d) CFB shall promptly file the S-4 with the SEC and applicable state securities agencies. CFB shall use reasonable efforts to cause the S-4 to become effective under the Securities Act and applicable state securities laws at the earliest practicable date. MPF authorizes CFB to utilize in the S-4 the information concerning MPF and its Subsidiaries provided to CFB for the purpose of inclusion in the Proxy Statement. MPF shall have the right to review and comment on the forms of proxy statement included in the S-4. CFB shall advise MPF promptly when the S-4 has become effective and of any supplements or amendments thereto, and CFB shall furnish MPF with copies of all such documents. Prior to the Effective Time or the termination of this Agreement, each party shall consult with the other with respect to any material (other than the Proxy Statement) that might constitute a "prospectus" relating to the Mergers within the meaning of the Securities Act.

  7.03. ENVIRONMENTAL AUDITS. CFB shall engage, at MPF's expense, an environmental consulting engineering firm, reasonably acceptable to MPF, to perform environmental site assessments of all MPF Property (other than single family residential real property) (collectively, the "Audited Properties") which shall satisfy the American Society of Testing and Materials "Standard Practice for Environmental Site Assessments: Phase I Environmental Site Assessment Process" (ASTM Designation: E-1527-93) and include a visual inspection for potential asbestos-containing material (the "Environmental Audits") and render reports of the Environmental Audits (the "Environmental Reports") to determine, to CFB's satisfaction, whether there are any indications or evidence that (i) any Toxic Substance has been stored, deposited, treated, recycled, used or accidentally or intentionally disposed of, discharged, spilled, released, dumped, emitted or otherwise placed on, under or at, or used in any construction on, any such Audited Property, (ii) any such Audited Property is contaminated by or contains any Toxic Substance or (iii) any violations of Environmental Laws have occurred or are likely to occur on any Audited Property. The scope of the Environmental Audits shall include any testing or sampling of materials to determine, to CFB's satisfaction, whether any cleanup, removal, remedial action or other response ("Remediation Action") is required to bring the Audited Properties into material compliance with Environmental Laws or to eliminate any condition that could result in a material liability as a result of the ownership, lease, operation or use of any Audited Property, and the estimated cost of such Remediation Action. Notwithstanding the foregoing, to the extent MPF has in its possession environmental reports with respect to any of its properties, CFB shall accept updated and amended reports as the Environmental Audits for such properties, so long as the environmental consulting engineering firms preparing such reports are reasonably acceptable to CFB and the updated and amended reports otherwise qualify as Environmental Audits. Where satisfactory existing environmental reports are not available. CFB will use reasonable efforts to engage an environmental consulting engineering firm within 30 days of the date hereof and CFB and MPF will use reasonable efforts to cause the Environmental Audits to be completed within 120 days of the date hereof. MPF shall use reasonable efforts to cause the Remediation Actions to be completed within six months of the date hereof. The actual costs of such Remediation Action, whether paid, billed or to be billed, are the "Remediation Costs." Nothing contained in the Environmental Reports shall diminish or expand MPF's obligations with respect to the representations and warranties in SECTION 3.07 or affect the consequences of any such representation or warranty proving to have been untrue, incomplete or misleading in any respect.

  7.04.    REPORTS.

  (a) Prior to the Effective Time, (i) MPF shall prepare and file as and when required all Reports and (ii) CFB shall prepare and file as and when required all CFB Reports.

  (b) MPF and CFB shall prepare such Reports and CFB Reports, respectively, such that (i) they comply in all material respects with all of the statutes, rules and regulations enforced or promulgated by the regulatory authority with which they are filed and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) with respect to any Reports or CFB Reports containing financial information of the type included in the Financial Statements or the CFB Financial Statements, respectively, the financial information (A) is prepared in accordance with generally accepted accounting principles as utilized in the Financial Statements or the CFB Financial Statements, as the case may be, applied on a consistent basis (except as stated therein or in the notes thereto), (B) presents fairly the consolidated financial condition of MPF or CFB, as the case may be, at the dates, and the consolidated results of operations and cash flows for the periods, stated therein and (C) in the case of interim fiscal periods, reflects all adjustments, consisting only of normal recurring items, subject to year-end audit adjustments.

  7.05. BROKERS OR FINDERS. Except as set forth in the Disclosure Letter or the CFB Disclosure Letter, each of CFB and MPF represents, as to itself, its Subsidiaries and its affiliates, that no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, and each of CFB and MPF respectively agree to indemnify and hold the other harmless from and against any and all claims, liabilities or obligations with respect to any other fees, commissions or expenses asserted by any person on the basis of any act or statement alleged to have been made by such party or its affiliate. MPF represents that neither it nor the Subsidiaries has paid or agreed to pay any fee to its legal counsel, Sherman & Howard, or its certified public accountants, Arthur Andersen LLP other than on the basis set forth in SECTION 5.02(p) in connection with the transactions contemplated by this Agreement.

  7.06.    INDEMNIFICATION AND INSURANCE.

  (a) From and after the Effective Time, CFB shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of MPF or any of the Subsidiaries and John Fischer (the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including reasonable attorneys' fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of CFB, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation (a "Claim") in which an Indemnified Party is, or is threatened to be made, a party or a witness based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of MPF or any of the Subsidiaries if such Claim pertains to any matter or fact arising, existing or occurring prior to the Effective Time (including, without limitation, the Merger and other transactions contemplated by this Agreement), regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time (the "Indemnified Liabilities") to the fullest extent permitted under applicable Delaware or federal law as of the date hereof or as amended prior to the Effective Time and under the MPF Certificate and bylaws as in effect on the date hereof (and CFB shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law, upon receipt of any undertaking contemplated by the Bylaws of CFB). Any Indemnified Party wishing to claim indemnification under this SECTION 7.06(a) upon learning of any Claim, shall notify CFB and shall deliver to CFB any undertaking contemplated by the bylaws of CFB. Notwithstanding the foregoing, the Indemnified Parties as a group may retain only one law firm to represent them with respect to each matter under this SECTION 7.06(a) unless there is, under applicable standards of professional conduct, a conflict on any one significant issue between the positions of any two or more Indemnified Parties. CFB shall use its best efforts to assure, to the extent permitted under applicable law, that all limitations of liability existing in favor of the Indemnified Parties as provided in either the MPF Certificate, or MPF's bylaws, as the case may be, as in effect as of the date hereof, with respect to claims or liabilities arising from facts or events existing or occurring prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), shall survive the Merger. The obligations of CFB described in this SECTION 7.06(a) shall continue in full force and effect, without any amendment thereto, for a period of three years from the Effective Time; provided, however, that all rights to indemnification in respect of any Claim asserted or made within such period shall continue until the final disposition of such Claim.

  (b) From and after the Effective Time, the directors, officers, and employees of MPF and the Subsidiaries who become directors, officers or employees of CFB or any of its Subsidiaries, except for the indemnification rights set forth in SECTION 7.06(a), shall have indemnification rights with prospective application only. The prospective indemnification rights shall consist of such rights to which directors, officers and employees for CFB are entitled under the provisions of the Restated Certificate of Incorporation of CFB or similar governing documents of CFB and its Subsidiaries, as in effect from time to time after the Effective Time, as applicable, and provisions of applicable law as in effect from time to time after the Effective Date.

  (c) The obligations of CFB provided under SECTION 7.06(a) are intended to benefit, and be enforceable against CFB directly by, the Indemnified Parties, and shall be binding on all respective successors to CFB.

  (d) For three years from and after the Effective Time, CFB will maintain or cause to maintain MPF's current insurance policy for directors' and officers' liabilities or an equivalent policy having terms and conditions no less favorable to all present and former directors and officers of MPF and the Subsidiaries who are covered by such current insurance policy than those in effect for such persons on the date of this Agreement; provided, however, that
(i) CFB's obligation under this SUBSECTION (d) shall be satisfied as to any year at such time as CFB shall have incurred annual costs to maintain insurance in accordance with this subsection equal to 150% of the annual premium charge heretofore paid by MPF and (ii) such directors and officers may be required to make application and provide customary representations and warranties to CFB's insurance carrier for the purpose of obtaining such coverage.

  7.07. ADDITIONAL AGREEMENTS; REASONABLE EFFORTS. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, subject to the appropriate vote of the stockholders of MPF described in

SECTION 8.01(a)(ii), including cooperating fully with the other party. In case at any time after the Effective Time any further action is reasonably necessary or desirable to carry out the purposes of this Agreement or to vest CFB with full title to all properties, assets, rights, approvals, immunities and franchises of MPF, the proper officers and directors of each party to this Agreement shall take all such necessary action.

                                  ARTICLE VIII
                              CONDITIONS PRECEDENT

  8.01. CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligations of each party to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:

  (a)     CORPORATE APPROVAL.

     (i) The Merger Agreements shall have been approved and adopted by the requisite vote of the Board of Directors of MPF and the Board of Directors of CFB.

     (ii) The Merger Agreements shall have been approved and adopted by the requisite vote of the holders of the outstanding shares of MPF Common Stock and CFB Common Stock.

  (b) REGULATORY APPROVALS. The Merger Agreement and the Merger shall have been approved by the Federal Reserve Board, the Comptroller, the FDIC and the Colorado Commissioner, as applicable, and any other applicable bank regulatory authorities without any condition not reasonably satisfactory to CFB, all conditions required to be satisfied prior to the Effective Time imposed by the terms of such approvals shall have been satisfied and all waiting periods relating to such approvals shall have expired.

  (c) S-4: SECURITIES LAWS. The S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order. CFB shall have received all state securities or "blue sky" permits, exemptions or permits under applicable takeover laws and other authorizations necessary to issue the CFB Common Stock in exchange for the MPF Common Stock and to consummate the Merger.

  (d) NO INJUNCTIONS OR RESTRAINTS. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger shall be in effect.

  (e) LISTING OF CFB COMMON STOCK. The CFB Common Stock issuable in the Mergers shall have been authorized for listing on the NASDAQ National Market System, upon official notice of issuance.

  (f) TAX OPINION. An opinion of Sherman & Howard to the effect that the Mergers will be treated for federal income tax purposes as one or more reorganizations within the meaning of Section 368(a) of the Code, and that CFB and MPF will each be a party to that reorganization within the meaning of
Section 368(b) of the Code, dated on or about the dates that are each two business days prior to the date the Proxy Statement is first mailed to stockholders of MPF, shall have been delivered to MPF and to CFB and shall not have been withdrawn or modified in any material respect.

  (g)     FAIRNESS OPINION.

          (i) CFB shall have received, in form reasonably satisfactory to CFB, an opinion of the Chicago Corporation, dated as of the date of the Proxy Statement, substantially to the effect that the consideration to be received in the Merger by MPF's stockholders is fair to the CFB stockholders from a financial point of view, which opinion may be included in the Proxy Statement. Notwithstanding the foregoing, this condition shall be deemed waived if the Proxy Statement is mailed to CFB's stockholders without such opinion.

          (ii) MPF shall have received, in form reasonably satisfactory to MPF, an opinion of Piper Jaffray Inc. dated as of the date of the Proxy Statement, substantially to the effect that the consideration to be received in the Merger by MPF's stockholders is fair to such stockholders from a financial point of view, which opinion may be included in the Proxy Statement. Notwithstanding the foregoing, this condition shall be deemed waived if the MPF Proxy Statement is mailed to MPF's stockholders without such opinion.

  8.02. CONDITIONS TO OBLIGATIONS OF CFB. The obligation of CFB to effect the Merger are subject to the satisfaction of the following conditions, unless waived in writing by CFB:

  (a) REPRESENTATIONS AND WARRANTIES. (i) Each of the representations and warranties of MPF set forth in this Agreement, without giving effect to any update to the Disclosure Letter or notice to CFB under SECTION 5.05, shall be true and correct in all material respects (except that where any statement in a representation or warranty expressly includes a standard of materiality, such statement shall be true and correct in all respects) as of the date of this Agreement, and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date , except for changes expressly contemplated by this Agreement, and (ii) CFB shall have received certificates to such effect signed on behalf of MPF by its chief executive officer and its chief operating officer.

  (b) PERFORMANCE OF OBLIGATIONS OF MPF. MPF shall have performed in all material respects each of the obligations required to be performed by it under this Agreement and the Plan of Merger at or prior to the Closing Date, and CFB shall have received certificates to such signed on behalf of MPF by its chief executive officer and its chief operating officer.

  (c) CONSENTS UNDER AGREEMENTS. MPF shall have obtained the consent or approval of each person whose consent or approval shall be required in order to permit the succession by CFB pursuant to the Merger to any obligation, right or interest of MPF or any Subsidiary under any loan or credit agreement, note, mortgage, indenture, lease or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a Material Adverse Effect, whether prior to or following the consummation of the transactions contemplated hereby.

  (d) NO AMENDMENTS TO RESOLUTIONS. Neither the Board of Directors of MPF nor any committee thereof shall have (i) amended, modified, rescinded or repealed the resolutions adopted by the Board of Directors of MPF at a meeting duly called and held on June 24, 1996 (accurate and complete copies of which have been provided to CFB) in any manner that adversely affects CFB or
(ii) adopted any other resolutions in connection with this Agreement and the transactions contemplated hereby inconsistent with such resolutions in any manner that adversely affects CFB.

  (e) NO MATERIAL ADVERSE CHANGE. There shall have been no material adverse change since the date of this Agreement in the business, operations, prospects or financial condition of MPF or any Subsidiary other than any such change attributable to or resulting from any change in law, regulation or generally accepted accounting principles which impairs both MPF and CFB in a substantially similar manner, and CFB shall have received certificates to such effect signed on behalf of MPF by its chief executive officer and its chief operating officer.

  (f) NO PROCEEDING OR LITIGATION. No material action, suit or proceeding before any court or any governmental or regulatory authority shall be pending against CFB, MPF or any affiliate, associate, officer or director of either of them (other than litigation commenced by CFB or any of its affiliates so long as no order or injunction of a court of competent jurisdiction is in effect in such litigation on the Closing Date that does restrain, enjoin or prevent the Closing), seeking to restrain, enjoin, prevent, change or rescind the transactions contemplated hereby or questioning the validity or legality of any such transactions.

  (g) ACCOUNTANT'S REVIEW LETTERS. CFB shall have received the letters described in SECTION 5.03 regarding the Financial Statements.

  (h) POOLING LETTER. CFB shall have received a letter from Ernst & Young, in form and substance reasonably satisfactory to CFB, approving the accounting treatment of the Merger as a "pooling of interests" in accordance with generally accepted accounting principles, as of a date no more than five business days prior to the Closing Date; in support of the Ernst & Young pooling letter, Ernst & Young and CFB shall have received a letter from Arthur Andersen LLP, in form and substance reasonably satisfying to Ernst & Young, confirming certain facts on behalf of MPF.

  (i) OPINION OF COUNSEL. MPF shall have delivered to CFB an opinion of its counsel, Sherman & Howard, dated as of the Closing Date and in form and substance satisfactory to the counsel of CFB, to the effect that: (i) MPF is a corporation validly existing and in good standing under the laws of Delaware with full corporate power and authority to enter into this Agreement and the Plan of Merger and to consummate the transactions contemplated thereby; (ii) MPF is registered as a bank holding company under the BHC Act; (iii) MPF has the corporate power to consummate the transactions on its part contemplated by this Agreement and the Plan of Merger; (iv) this Agreement and the Plan of Merger have been duly and validly authorized, executed and delivered on behalf of MPF, and constitute (subject to standard exceptions to enforceability arising from the bankruptcy laws and rules of equity and to claims relating to conformance with fiduciary obligations) valid and binding agreements of MPF;
(v) the execution of the MPF Articles of Merger and the Certificate of Merger by MPF has been duly and validly authorized; (vi) neither the execution and delivery of this Agreement and the Plan of Merger by MPF and the consummation of the transactions contemplated hereby result in or will result in a violation pursuant to any provision of the MPF Certificate, the bylaws of MPF, the charter, certificate or articles of incorporation or bylaws of any Subsidiary, the DGCL, or to the knowledge of such counsel, any agreement included in a certificate delivered to such counsel and CFB by the chief executive officer and the chief operating officer of MPF, respectively, setting forth all agreements to which MPF or any Subsidiary is a party that are material to MPF or any of Subsidiaries; and (vii) in the course of the preparation of the S-4 and Proxy Statement such counsel has considered the information set forth therein relating to MPF in light of the matters required to be set forth therein, and has participated in conferences with officers and representatives of MPF and CFB, including their respective counsel and independent public accountants, during the course of which the contents of the S-4 and the Proxy Statement and related matters relating to MPF were discussed. Such counsel has not independently checked the accuracy or completeness of, or otherwise verified, and accordingly is not passing upon, and does not assume responsibility for, the accuracy, completeness or fairness of the statements contained in the S-4 or the Proxy Statement; and such counsel has relied as to materiality, to a large extent, upon the judgment of officers and representatives of MPF and CFB. However, as a result of such consideration and participation, nothing has come to such counsel's attention which causes such counsel to believe that the S-4 (other than the financial statements, financial data, statistical data and supporting schedules included therein, and information relating to or supplied by CFB as to which such counsel expresses no belief), at the time it became effective, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that the Proxy Statement
(other than the financial statements, financial data, statistical data and supporting schedules included therein, and information relating to or supplied by CFB, as to which such counsel expresses no belief), at the time the S-4 became effective, included any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

  (j) ALLOWANCE FOR LOSSES ON LOANS. If CFB believes that MPF's consolidated allowance for loan losses is inadequate, it will within ten (10) days prior to the Closing recommend to the Board of Directors of the Banks an adjustment in the amount of such allowance which, if reasonable and consistent with prudent banking practices, shall be approved by such Boards.

  (k) OUTSTANDING COMMON STOCK. As of the Closing Date, the number of outstanding shares of MPF Common Stock shall not be greater than 4,055,551.

  (l) FEES. All fees referred to in SECTION 5.02(p) shall have been paid by MPF or accrued on the consolidated balance sheet of MPF.

  (m) ENVIRONMENTAL MATTERS. The Remediation Actions shall have been completed.

  8.03. CONDITIONS TO OBLIGATIONS OF MPF. The obligation of MPF to effect the Merger is subject to the satisfaction of the following conditions, unless waived by MPF:

  (a) REPRESENTATIONS AND WARRANTIES. (i) Each of the representations and warranties of CFB set forth in this Agreement, without giving effect to any update to the CFB Disclosure Letter or notice to MPF pursuant to SECTION 6.04, shall be true and correct in all material respects (except that where any statement in a representation or warranty expressly includes a standard of materiality, such statement shall be true and correct in all respects) as of the date of this Agreement and (except to the extent such representations speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date (except for changes expressly contemplated by this Agreement, and (ii) MPF shall have received a certificate to such effect signed on behalf of CFB by the chief executive officer and by the chief financial officer of CFB.

  (b) PERFORMANCE OF OBLIGATIONS OF CFB. CFB shall have performed in all material respects each of the obligations required to be performed by them under this Agreement and the Plan of Merger at or prior to the Closing Date, and MPF shall have received a certificate to such effect signed on behalf of CFB by the chief executive officer and by the chief financial officer of CFB.

  (c) CONSENTS UNDER AGREEMENTS. CFB shall have obtained the consent or approval of each person whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a CFB Material Adverse Effect whether prior to or following the consummation of the transactions contemplated hereby.

  (d) NO AMENDMENTS TO RESOLUTIONS. Neither the Board of Directors of CFB nor any committee thereof shall have amended, modified, rescinded or repealed the resolutions adopted by the Board of Directors of CFB at a meeting duly called and held on June 17, 1996 (accurate and complete copies of which have been provided to MPF) in any manner that adversely affects MPF or adopted any other resolutions in connection with this Agreement and the transactions contemplated hereby inconsistent with such resolutions.

  (e) NO MATERIAL ADVERSE CHANGE. There shall have been no material adverse change since the date of this Agreement in the business, operations, prospects or financial condition of CFB or any CFB Subsidiary other than any such change attributable to or resulting from any change in law, regulation or generally accepted accounting principles which impairs both MPF and CFB in a substantially similar manner, and MPF shall have received certificates to such effect signed on behalf of CFB by its chief executive officer and its chief financial officer.

  (f) OPINION OF COUNSEL. CFB shall have delivered to MPF an opinion of Lindquist & Vennum P.L.L.P., General Counsel of CFB, dated as of the Closing Date and in form and substance reasonably satisfactory to the counsel of MPF, to the effect that: (i) CFB is a corporation validly existing under the laws of its jurisdiction of incorporation with full corporate power and authority to enter into this Agreement and the Plans of Merger and to consummate the transactions contemplated thereby; (ii) CFB is registered as a bank holding company under the BHC Act; (iii) CFB has the corporate power to consummate the transactions on its part contemplated by this Agreement and the Plan of Merger; (iv) all corporate proceedings on the part of CFB necessary to be taken in connection with the Merger and (except for the filing of the Certificate of Merger) necessary to make same effective have been duly and validly taken; (v) this Agreement has been duly and validly authorized, executed and delivered on behalf of CFB and constitutes (subject to standard exceptions to enforceability arising from the bankruptcy laws and rules of equity) a valid and binding agreement of CFB; (vi) the execution of the Certificate of Merger by CFB has been duly and validly authorized; (vii) the shares of CFB Common Stock to be issued in the Mergers will, when issued, be duly authorized, validly issued, fully paid and non-assessable; and (viii) neither the execution or delivery of this Agreement and the Plan of Merger by CFB and the consummation of the transactions contemplated herein result in or will result in a violation pursuant to the CFB certificate, the bylaws of CFB, the charter, certificate of incorporation or bylaws of any CFB Subsidiary, or the DGCL; and (ix) in the course of the preparation of the S-4 and the Proxy Statement such counsel has considered the information set forth therein relating to CFB in light of the matters required to be set forth therein, and has participated in conferences with officers and representatives of MPF and CFB, including their respective counsel and independent public accountants, during the course of which the contents of the S-4 and the Proxy Statement and related matters relating to CFB were discussed. Such counsel has not independently checked the accuracy or completeness of, or otherwise verified, and accordingly is not passing upon, and does not assume responsibility for, the accuracy, completeness or fairness of the statements contained in the S-4 or the Proxy Statement; and such counsel has relied as to materiality, to a large extent, upon the judgment of officers and representatives of MPF and CFB. However, as a result of such consideration and participation, nothing has come to such counsel's attention which causes such counsel to believe that the S-4 (other than the financial statements, financial data, statistical data and supporting schedules included therein, and information relating to or supplied by MPF, as to which such counsel expresses no belief), at the time it became effective, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that the Proxy Statement (other than the financial statements, financial data, statistical data and supporting schedules included therein, and information relating to or supplied by MPF, as to which such counsel expresses no belief), at the time the S-4 became effective, included any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

  (g) NO MATERIAL ADVERSE CHANGE. There shall have been no material adverse change since the date of this Agreement in the business, operations, prospects or financial condition of CFB and the CFB Subsidiaries taken as a whole, other than any such change attributable to or resulting from any change in law, regulation or generally accepted accounting principles which impairs both MPF, on the one hand, and CFB, on the other hand, in a substantially similar manner, and MPF shall have received a certificate to such effect signed on behalf of CFB by the chief executive officer and by the chief financial officer of CFB.

  (h) NO PROCEEDING OR LITIGATION. No material action, suit or proceeding before any court or any governmental or regulatory authority shall be pending against any officer or director of MPF (other than litigation commenced by MPF or any of its affiliates so long as no order or injunction of a court of competent jurisdiction is in effect in such litigation on the Closing Date that does restrain, enjoin or prevent the Closing), seeking to restrain, enjoin, prevent, change or rescind the transactions contemplated hereby or questioning the validity or legality of any such transactions, where such action, suit or proceeding is reasonably likely to result in material personal liability to such officer(s) or director(s) (other than liability reasonably likely to be covered by indemnification and/or insurance).

                                   ARTICLE IX
                            TERMINATION AND AMENDMENT

  9.01.    TERMINATION.

  (a) This Agreement and the Plan of Merger may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of MPF:

     (i) by mutual consent of the Board of Directors or Finance Committee (the "Committee") of CFB, and the Board of Directors of MPF;

     (ii) by CFB or MPF (A) if there has been a breach in any material respect of any representation, warranty, covenant or agreement on the part of MPF, on the one hand, or CFB, on the other hand, set forth in this Agreement, or (B) if the representations and warranties of MPF, on the one hand, or CFB, on the other hand, shall be discovered to have become materially untrue in the aggregate, in either case which breach or other condition has not been cured within third
(30) business days following receipt by the nonterminating party of notice of such breach or other condition;

     (iii) by CFB, on the one hand, or MPF, on the other hand, if any permanent injunction preventing the consummation of the Merger shall have become final and nonappealable;

     (iv) subject to Section 1.03, by the Board of Directors or Committee of CFB or the Board of Directors of MPF if the Mergers shall not have been consummated before April 1, 1997, for a reason other than the failure of the terminating party to comply with its obligations under this Agreement;

     (v) by the Board of Directors or Committee of CFB or the Board of Directors of MPF if (A) the Federal Reserve Board, the Colorado Commissioner, or other applicable bank regulatory authority has denied approval of the Merger and neither CFB nor MPF has, within thirty (30) days after the entry of the order denying such approval, filed a petition seeking review of such order as provided by applicable law or (B) any such petition for review has been denied;

     (vi) by MPF or CFB, if (A) this Agreement and the Merger are not duly approved by the stockholders of MPF or CFB after a vote thereon at a meeting of MPF's or CFB's stockholders (or any adjournment thereof) duly called and held for such purpose;

     (vii) by MPF if CFB merges, or announces it intention to merge, with and into any bank or bank holding company, and is not the surviving corporation.

  9.02.    INVESTIGATION AND REVIEW.

  (a) Subject to the next following sentence, at any time on or prior to the 20th day following the receipt of the Disclosure Letter, CFB may, by action of its Board of Directors, elect to terminate this Agreement on behalf of CFB. Nothing in this SECTION 9.02(a) shall be construed (i) to limit the period of time during which CFB may conduct its investigation and review of MPF, (ii) to limit any duty of MPF otherwise to cooperate with the investigation and review by CFB subsequent to the period established pursuant to the first sentence of this subsection (a), or (iii) to limit or qualify in any respect the representations and warranties of MPF to CFB set forth in this Agreement as a result of any such investigation and review.

  (b) Subject to the next following sentence, at anytime on or prior to the 20th day following receipt of the CFB Disclosure Letter, MPF may, by action of its Board of Directors, elect to terminate this Agreement on behalf of MPF. Nothing in this Section 9.02(b) shall be construed (i) to limit the period of time during which MPF may conduct its investigation and review of CFB; (ii) to limit any duty of CFB otherwise to cooperate with the investigation and review by MPF subsequent to the period established pursuant to the first sentence of this subsection (b); or (iii) to limit or qualify in any respect the representations and warranties of CFB to MPF set forth in this Agreement as a result of such investigation and review.

  9.03. EFFECT OF TERMINATION. In the event of termination of this Agreement by MPF or CFB as provided in SECTION 9.0l or 9.02, this Agreement and the Plan of Merger shall forthwith become void and there shall be no liability or obligation on the part of CFB or MPF or their respective officers or directors except (a) with respect to SECTIONS 5.08, 7.05 AND 9.06, (b) with respect to the representations and warranties contained in Article III insofar as they relate to the Voting Agreement and (c) to the extent that such termination results from the willful breach by a party hereto of any of its representations, warranties, covenants or agreements set forth in this Agreement.

  9.04. AMENDMENT. Subject to the last sentence of this SECTION 9.04, this Agreement and the Plan of Merger may be amended by the parties hereto by action taken or authorized by their respective Boards of Directors (or, in the case of CFB, the Committee) at any time before or after approval of the matters presented in connection with the Merger by the stockholders of MPF, but after any such approval by the stockholders of MPF, no amendment shall be made which changes in any manner adverse to such stockholders the consideration to be provided to such stockholders pursuant to the Merger Agreements. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

  9.05. EXTENSION; WAIVER. At any time prior to the Effective Time, CFB and MPF, by action taken or authorized by their respective Boards of Directors (or, in the case of CFB, the Committee), may, to the extent legally allowed,
(i) extend the time for the performance of any of the obligations or other acts of the other party hereto, (ii) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered by the other pursuant hereto, and (iii) waive compliance by the other with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

  9.06. TERMINATION FEE. MPF shall pay to CFB a fee of $1,000,000 (the "Termination Fee") within two days of a "Trigger Event." A Trigger Event means the occurrence of one or more of the following events: (i) a Transaction Proposal (as defined below); (ii) termination of the Agreement following a wilful and material breach thereof by MPF; or (iii) any withdrawal, modification or amendment in any respect by MPF's Board of Directors of its approval or recommendation regarding the Agreement and stockholder vote relating to MPF's Board of Directors adopting a resolution relating to any such withdrawal, modification or amendment. The rights of CFB hereunder shall terminate upon the earliest to occur of (i) the Effective Time, (ii) termination of this Agreement by MPF pursuant to Section 9.01(a)(ii), (iii) the termination of this Agreement by mutual agreement of the parties or (iv) the expiration of one year after the termination of the Agreement (other than terminations described in clause (ii) or (iii)).

  A "Transaction Proposal" means any of the following: (a) a bona fide tender offer or exchange offer for at least 25% of the then outstanding shares of any class of capital stock of MPF made by any entity or person other than CFB or its subsidiaries or affiliates, (b) any entity or person filing an application under the BHC Act or the Change in Bank Control Act with respect to the acquisition by such entity or person of any shares of capital stock of MPF, (c) a merger, consolidation or other business combination with MPF or any of its subsidiaries is effected by any entity or person, (d) any sale, lease, transfer, mortgage or other disposition involving a substantial part of MPF's or any of its subsidiaries' consolidated assets, or any agreement to effect such a transaction, (e) the acquisition by any entity or person of 10% or more of the outstanding shares of any class of capital stock of MPF or acquisition of additional shares by any entity or person currently holding 10% or more of such shares, except for certain acquisitions made pursuant to certain MPF benefit plans, (f) any reclassification of the securities of, or recapitalization of, MPF that has the effect, directly or indirectly, of increasing the proportionate share of any class of equity security of MPF that is owned by an entity or person other than CFB or its subsidiaries or affiliates, or any agreement to effect such a reclassification or recapitalization, (g) any transaction having an effect similar to those described in (a) through (f) above, or (h) a public announcement regarding a proposal, plan or intention by MPF or another entity or person to effect any of the foregoing transactions; provided, however, that events described in clauses (a), (b) and (h) of this definition do not constitute a "Transaction Proposal" unless either (x) the Board of Directors of MPF takes or fails to take certain actions in connection therewith or (y) MPF's stockholders fail to approve the Merger Agreements.

  9.07. EXPENSES. In the event the Agreement or the transactions contemplated thereby are terminated by CFB as a result of MPF's breach of the Merger Agreements, MPF will pay CFB its out-of-pocket expenses incurred in connection with the consummation of the transactions contemplated by the Merger Agreements, but not to exceed $1,000,000. If the Merger Agreements or the transactions contemplated thereby are terminated by MPF as a result of CFB's breach of the Merger Agreements, CFB will pay MPF its out-of-pocket expenses incurred in connection with the consummation of the transactions contemplated by the Merger Agreements, but not to exceed $1,000,000.

                                    ARTICLE X
                               GENERAL PROVISIONS

  10.01. NONSURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for the agreements contained in SECTIONS 2.01, 2.02, 6.05, 6.06, 7.06, and 7.07, the last sentence of SECTION 9.04 and ARTICLE X, and the agreements delivered pursuant to SECTIONS 3.19 and 5.06.

  10.02. NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by nationally recognized overnight courier service, telecopied (with receipt confirmed) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

  (a)     if to CFB and/or Sub, to:     Community First Bankshares, Inc.
                                        Attn.:  Donald R. Mengedoth, President
                                        520 Main Avenue
                                        Fargo, ND 58124
                                        Telecopy:  (701) 237-4517

  with a copy to:                       Lindquist & Vennum P.L.L.P.
                                        Attn.:  Steven J. Johnson, Esq.
                                        4200 IDS Center
                                        80 South 8th Street
                                        Minneapolis, MN 55402-2205
                                        Telecopy:  (612) 371-3207

  (b)     if to MPF, to:                Mountain Parks Financial Corp.
                                        Attn.:  Dennis M. Mathisen, President
                                        6565 East Evans Avenue
                                        Suite 202
                                        Denver, CO 80225
                                        Telecopy:  (303) 758-5695

  with a copy to:                       Sherman & Howard L.L.C.
                                        Attn.:  John W. Low, Esq.
                                        633 Seventeenth Street, Suite 3000
                                        Denver, CO 80202
                                        Telecopy:  (303) 298-0940

  10.03. INTERPRETATION. When a reference is made in this Agreement to a Section or Sections, such reference shall be to a Section or Sections of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available.

  10.04. COUNTERPARTS. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

  10.05. ENTIRE AGREEMENT; NO THIRD PARTY BENEFICIARIES; RIGHTS OF OWNERSHIP. This Agreement (including the documents and the instruments referred to herein, including the Plans of Merger, the Voting Agreement) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof (b) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. The parties hereby acknowledge that, except as otherwise specifically provided in the Voting Agreement or as hereinafter agreed to by all parties in writing, no party shall have the right to acquire or shall be deemed to have acquired shares of common stock of the other party pursuant to the Merger until consummation thereof.

  10.06. GOVERNING LAW. This Agreement shall be governed and construed in accordance with the laws of the State of Colorado except as the DGCL are expressly applicable to the Merger.

  10.07. PUBLICITY. The parties hereto agree that they will consult with each other concerning any proposed press release or public announcement pertaining to the Merger and use their best efforts to agree upon the text of such press release or public announcement prior to the publication of such press release or the making of such public announcement.

  10.08. ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

  10.09. KNOWLEDGE OF THE PARTIES. Wherever in this Agreement any representation or warranty is made upon the knowledge of a party hereto that is not an individual, such knowledge shall include the knowledge, after due inquiry, of any executive officer of such party or an executive officer of any Subsidiary thereof.

  10.10. JURY WAIVER. Each of the parties hereby waives any right to a trial by jury with respect to any dispute arising out of or relating to this Agreement.

  10.11. CONFIDENTIALITY. Except for information that is available to the public, all information concerning MPF, its Subsidiaries and their customers made available to or in the possession of CFB shall be kept as confidential. Except for information that is available to the public, all information concerning CFB, the CFB Subsidiaries and their customers made available to or in the possession of MPF shall be kept as confidential.

  IN WITNESS WHEREOF, CFB and MPF have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                         COMMUNITY FIRST BANKSHARES, INC.


                                             By: /s/ Donald R. Mengedoth
                                                -------------------------------
                                                   Its: President
                                                       ------------------------
Attest:
/s/ Mark A. Anderson
-----------------------------------
Its: Executive Vice President & CFO
    -------------------------------

                                         MOUNTAIN PARKS FINANCIAL CORP.


                                             By: /s/ Dennis M. Mathisen
                                                -------------------------------
                                                   Its: President
                                                       ------------------------
Attest: /s/ James R. Krumm
       ---------------------------
Its:
    ------------------------------

                                                                      APPENDIX B


                             THE CHICAGO CORPORATION




November 11, 1996



Board of Directors
Community First Bankshares, Inc.
520 Main Avenue
Fargo, North Dakota 58124

Attention:  Mr. Donald R. Mengedoth
            President, Chief Executive Officer and Chairman of the Board of Directors


Members of the Board:

Community First Bankshares, Inc., a Delaware corporation ("Community First" or "CFB"), and Mountain Parks Financial Corp., a Delaware corporation ("MPF"), have entered into an Agreement and Plan of Reorganization, dated as of June 25, 1996 (the "Agreement"), pursuant to which MPF will be merged with and into Community First, which will be the surviving entity (the "Merger"). Pursuant to the Merger, as more fully described in the Agreement, each outstanding share of common stock of MPF, $1.00 par value (the "MPF Common Stock") shall be converted into the right to receive 1.275 shares of fully-paid and nonassessable common stock, par value $0.01 per share, of CFB (the "CFB Common Stock").

You have requested our opinion as to the fairness of the consideration to be paid (the "Merger Consideration"), from a financial point of view, to the shareholders of Community First, as of the date hereof.

During the course of our engagement, we have, among other things: (i) reviewed the financial terms and conditions of the Agreement, the Joint Proxy Statement-Prospectus and certain related documents; (ii) reviewed certain publicly available financial and other data, including the audited and unaudited recent financial statements of CFB and MPF, as well as certain other relevant internally generated CFB and MPF reports relating to asset/liability management, asset quality and so forth, as made available to us; (iii) reviewed and analyzed other material bearing upon the financial and operating condition of CFB and MPF and material prepared in connection with the proposed transaction; (iv) reviewed the operating characteristics of certain other financial institutions deemed relevant to the contemplated transaction; (v) reviewed the nature and terms of recent sale and merger transactions involving banks, thrifts, bank

November 11, 1996
Board of Directors
Community First Bankshares, Inc.


Page 2

and thrift holding companies and other financial institutions that we considered relevant; (vi) reviewed historical and current market data for CFB Common Stock and MPF Common Stock; (vii) conducted meetings with members of the senior managements of CFB and MPF for the purpose of reviewing the future prospects of CFB and MPF, the strategic objectives of each, and the possible financial benefits which might be realized following the Merger; (viii) reviewed certain information including forecasts pertaining to prospective cost savings and revenue enhancements relative to the Merger; (ix) evaluated the pro forma ownership of CFB Common Stock by MPF shareholders, relative to the pro forma contribution of MPF's assets, liabilities, equity and earnings to CFB; and (x) performed such other analyses and examinations as we deemed appropriate.

In rendering this opinion, we have relied upon, without independent verification, the accuracy and completeness of the financial and other information and representations provided to us by CFB and MPF. We have relied upon the management of CFB and MPF as to the reasonableness and achievability of the financial forecasts and projections (and the assumptions and basis therefore) provided to us, and have assumed that such forecasts and projections are the best available estimates of management. We are not experts in the evaluation of loan portfolios or the allowance for loan losses with respect thereto and have assumed that such allowances for CFB and MPF are in the aggregate adequate to cover such losses. In addition, we have not reviewed individual credit files nor have we made an independent appraisal of the assets and liabilities of CFB and MPF or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal. Finally, you have informed us and we have assumed, with your consent, that the Merger will be recorded as a pooling of interests in accordance with generally accepted accounting principles.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

The Chicago Corporation ("TCC"), as part of its investment banking business, is continually engaged in the valuation of banks and bank holding companies and thrifts and thrift holding companies in connection with mergers and acquisitions as well as initial and secondary offerings of securities and valuations for other purposes. TCC is a member of all principal U.S. securities exchanges and may from time to time purchase securities from, and sell securities to, CFB or MPF and, either directly or through affiliates, buy or sell the equity securities of CFB or MPF as principal or for the accounts of customers. The Board of Directors has requested that TCC issue

November 11, 1996
Board of Directors
Community First Bankshares, Inc.


Page 3

this opinion and TCC will receive a fee from CFB for delivering this opinion to be used in evaluating the proposed merger. A portion of such fee is contingent upon the closing of the Merger.

This opinion is limited to the fairness, from a financial point of view, to the holders of CFB Common Stock, of the Merger Consideration. Moreover, this letter, and the opinion expressed herein, does not constitute a recommendation to any shareholder as to how such shareholder should vote on the Merger.

Based on the foregoing and our experience as investment bankers, we are of the opinion that, as of the date hereof, the Merger Consideration to be paid to the shareholders of MPF as described in the Agreement is fair from a financial point of view to the shareholders of CFB.

Sincerely,


THE CHICAGO CORPORATION

                                                                      APPENDIX C


                               PIPER JAFFRAY INC.


August 5, 1996


The Board of Directors
Mountain Parks Financial Corp.
6565 East Evans Avenue
Suite 202
Denver, CO  80224

Members of the Board:

In connection with the proposed merger ("Merger") of Mountain Parks Financial Corp. ("Mountain Parks") with and into Community First Bankshares ("Community First") pursuant to an Agreement and Plan of Reorganization between Community First and Mountain Parks (the "Agreement"), you have requested our opinion as to the fairness, from a financial point of view, to the shareholders of Mountain Parks of the consideration to be received pursuant to the Agreement.

Piper Jaffray Inc., as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting, secondary distributions and private placements of securities and valuations for estate, corporate and other purposes. For our services in rendering this opinion, Mountain Parks has paid us a fee and has indemnified us against certain liabilities. In the ordinary course of its business, we and our affiliates may actively trade securities of Mountain Parks and Community First for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. Additionally, in the last three years, we and our affiliates have underwritten an equity and debt offering for Mountain Parks and a preferred stock offering for Community First and, from time to time, have produced research materials regarding Mountain Parks and Community First.

In arriving at our opinion, we have undertaken such review, analyses and inquiries as we deemed necessary and appropriate under the circumstances. Among other things, we have reviewed (i) the Agreement dated June 25, 1996, (ii) publicly available information relative to Mountain Parks, (iii) certain projected financial data for Mountain Parks based upon assumptions provided by the management of Mountain Parks, (iv) certain financial and securities data of Mountain Parks and companies deemed similar to Mountain Parks, (v) to the extent publicly available, the financial terms of certain merger and acquisition transactions involving acquired entities deemed similar to Mountain Parks, (vi) publicly available information relative to Community First, (vii) certain financial data for Community First provided by the management of Community First, (viii) certain projected financial

Mountain Parks Financial Corp.
August 5, 1996


Page 2

data of the combined company resulting from the Merger (the "Combined Company") provided by the management of Community First and (ix) certain financial and securities data of Community First and companies deemed similar to Community First. We have previously visited the headquarters of Mountain Parks in Denver, Colorado and have had discussions with members of the management of Mountain Parks concerning the financial condition, current operating results and business outlook for Mountain Parks. In addition, we have had discussions with members of the management of Community First concerning the financial condition, current operating results and business outlook for Community First and the Combined Company and Community First's plans relating to the Combined Company.

We have relied upon and assumed the accuracy, completeness and fairness of the financial statements and other information provided to us by Mountain Parks and Community First or otherwise made available to us, and have not attempted independently to verify such information. We have relied further upon the assurances of the managements of Mountain Parks and Community First that the information provided to us by Mountain Parks and Community First has been prepared on a reasonable basis, and, with respect to financial planning data and other business outlook information, reflects the best currently available estimates, and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. We have assumed, with your consent, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and as a pooling of interests transaction under generally accepted accounting principles.

In arriving at our opinion, we have not performed any appraisals or valuations of specific assets of Mountain Parks or Community First, and we express no opinion regarding the liquidation value of any entity. We have not been authorized by the Board of Directors of Mountain Parks to solicit, and did not solicit, other entities for purposes of a business combination with Mountain Parks. This opinion is based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Mountain Parks or Community First common stock have traded or may trade at any future time.

This opinion is directed to the Board of Directors of Mountain Parks and is not intended to be and does not constitute a recommendation to any shareholder as to how such shareholder should vote with respect to the Merger. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Merger. This opinion shall not be published or otherwise used, nor shall any public reference to us be made, without our prior written approval,

Mountain Parks Financial Corp.
August 5, 1996


Page 3

except that we hereby approve of the reference to this letter in, and its inclusion as an appendix or exhibit to a proxy statement to be sent to the shareholders of Mountain Parks seeking approval of the Merger.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the consideration to be received by the shareholders of Mountain Parks pursuant to the Agreement is fair, from a financial point of view, to such shareholders as of the date hereof.

Sincerely,

PIPER JAFFRAY INC.